UNIVERSAL
LOGISTICS HOLDINGS, INC.

2022
NOTICE OF ANNUAL MEETING, PROXY STATEMENT AND ANNUAL REPORT

UNIVERSAL LOGISTICS HOLDINGS, INC.
12755 E. Nine Mile Road
Warren, Michigan 48089
(586) 920-0100
www.universallogistics.com

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NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held on April 26, 2023

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To our Shareholders:

You are cordially invited to attend the 2023 annual meeting of shareholders of Universal Logistics Holdings, Inc., a Michigan corporation. The meeting will be held at the Detroit Athletic Club located at 241 Madison St., Detroit, Michigan 48226, on April 26, 2023, at 10:00 a.m. local time. The meeting is being held for the following purposes:

1. To elect 10 directors to serve for the ensuing year.

2. To approve a non-binding advisory proposal on executive compensation.

3. To conduct an advisory vote on the frequency of future shareholder advisory votes on executive compensation.

4. To ratify the appointment of Grant Thornton LLP as the Company's independent registered public accounting firm for 2023.

5. To transact such other business as may properly come before the meeting or any adjournment or postponement of the meeting.

These matters are more fully described in the accompanying proxy statement. Only shareholders of record of our common stock as of the close of business on March 10, 2023 are entitled to receive notice of, and to vote at, the Annual Meeting or any adjournment or postponement of the Annual Meeting. **Your vote is important. Whether or not you plan to attend the Annual Meeting, it is important that your shares be represented. We ask that you vote your shares as soon as possible.**

By order of the board of directors,

/s/ *Steven Fitzpatrick*

STEVEN FITZPATRICK
Vice President – Finance and Investor Relations, Secretary

March 31, 2023

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to Be Held on April 26, 2023:

The Proxy Statement and our Annual Report on Form 10-K for the Year Ended December 31, 2022 are available at www.proxyvote.com.

UNIVERSAL LOGISTICS HOLDINGS, INC.

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PROXY STATEMENT

FOR THE ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 26, 2023

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TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

This Proxy Statement sets forth information relating to the solicitation of proxies by the Board of Directors of Universal Logistics Holdings, Inc. ("Universal" or the "Company") in connection with our 2023 Annual Meeting of Shareholders or any adjournment or postponement thereof. This Proxy Statement is being furnished by our Board for use at the Annual Meeting to be held on April 26, 2023 at 10:00 a.m. Eastern Time. The meeting will be held at the Detroit Athletic Club located at 241 Madison St., Detroit, Michigan 48226.

This Proxy Statement and form of proxy are first being mailed on or about March 31, 2023 to our shareholders of record as of the close of business on March 10, 2023 (the "Record Date").

The following answers address some questions you may have regarding our Annual Meeting. These questions and answers may not include all of the information that may be important to you as a shareholder of our company. Please refer to the more detailed information contained elsewhere in this Proxy Statement.

What is the purpose of the annual meeting?

At the meeting, shareholders will act upon the matters outlined in the accompanying notice of meeting. Those matters include electing our directors, ratifying the appointment of our independent public accounting firm, conducting an advisory vote on the compensation paid to our named executive officers, and conducting an advisory vote on the frequency of the shareholder vote on the compensation paid to our named executive officers. We will also consider such other business as may properly come before the meeting.

Who is entitled to vote?

Only shareholders of record at the close of business on the Record Date are entitled to receive notice of the meeting and to vote their shares at the meeting. Holders of our common stock are entitled to one vote per share.

What is the difference between a shareholder of record and a street name holder?

These terms describe how your shares are held. If your shares are registered directly in your name with our transfer agent, Computershare Trust Company, you are a shareholder of record. If your shares are held in the name of a broker, bank, trust, or other nominee as a custodian, you are a street name holder.

Who can attend the annual meeting?

All shareholders as of the record date or their duly appointed proxies may attend the meeting. Attendees may be subject to health screening procedures consistent with practices advised by governmental authorities or otherwise then in effect for visitors entering the meeting location, and seating may be limited to comply with applicable governmental guidelines.

What is required for admission to the annual meeting?

The Company asks shareholders planning to attend the meeting to notify the Company at least 24 hours in advance of the meeting by contacting our corporate secretary at 586-920-0100. For the courtesy of all members and other guests at the Detroit Athletic Club, we kindly ask that you respect the venue's regulations and dress code policy. The Company's corporate secretary will provide you with appropriate details regarding these policies upon receipt of your call as referenced above. Shareholders who are street name holders must also bring a copy of a brokerage statement reflecting their ownership as of the record date in order to attend the meeting. Shareholders who vote their shares by proxy do not need to attend the meeting. The Company urges all shareholders to promptly submit their proxy for the meeting regardless of whether you plan to attend in person. Your vote is important.

What is a proxy?

A proxy is your legal designation of another person to vote on your behalf. By completing and returning the enclosed proxy card, you are giving the people appointed as proxies by our board of directors the authority to vote your shares as indicated on the proxy card.

What constitutes a quorum?

The authorized capital stock of Universal consists of 100,000,000 shares of common stock, no par value. As of the record date, 26,284,424 shares of our common stock are outstanding and entitled to vote. The presence at the meeting, in person or by proxy, of the holders of a majority of the shares of our common stock outstanding and entitled to vote on the record date will constitute a quorum, permitting business to be conducted at the meeting. Proxies that are received and marked as withholding authority, abstentions, and broker non-votes will be included in the calculation of the number of shares considered to be represented at the meeting.

How do I vote?

You may vote by mail or by following the alternative voting procedures described on the accompanying proxy card. If you complete, sign and return the proxy card, it will be voted as you direct. If no choice is specified on a signed proxy card, the persons named as proxies will vote in accordance with the recommendations of the board, as set out below.

If you hold shares in street name through a broker or other nominee, your broker or nominee may not be permitted to exercise voting discretion with respect to some of the matters to be acted upon. Under current stock exchange rules, brokers who do not have instructions from their customers may not use their discretion in voting their customers' shares on certain specific matters that are not considered to be routine matters, including the election of directors, executive compensation, and other significant matters. The proposals in this proxy statement (i) to elect the nominees for director, (ii) to approve the compensation paid to our named executive officers, and (iii) to approve the proposed frequency of the shareholder vote on the compensation paid to our named executive officers are not considered to be routine matters. **Therefore, without your specific instructions, your shares will not be voted on these matters and will not be counted in determining the number of shares necessary for approval.** Shares represented by such broker non-votes, however, will be counted in determining whether there is a quorum. You should follow the directions provided by your nominee regarding instructions on how to vote your shares.

The ratification of the appointment of Grant Thornton LLP as the Company's independent registered public accounting firm is considered a routine matter. If beneficial owners fail to give voting instructions, then brokers, banks, and other nominees will have the discretionary authority to vote shares of our common stock with respect to this proposal.

You may vote in person at the meeting if you are a shareholder of record as of the record date.

What is a broker non-vote?

Generally, a broker non-vote occurs when a broker, bank or other nominee holding shares in street name for a customer is precluded from exercising voting discretion on a particular proposal because:

  (1) the beneficial owner has not instructed the nominee on how to vote, and

  (2) the nominee lacks discretionary voting power to vote such issues.

Under NASDAQ rules, a nominee does not have discretionary voting power with respect to the approval of non-routine matters absent specific voting instructions from the beneficial owners of such shares.

What are the board's recommendations?

Unless you give other instructions on your proxy card, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of the board. The board's recommendations are set forth together with each proposal in this proxy statement. In summary, the board recommends a vote:

- "**FOR**" the election of the nominated slate of directors.

- "**FOR**" the proposal to approve, on an advisory basis, the compensation paid to our named executive officers.

- That shareholders conduct the non-binding advisory vote on the compensation of our named executive officers once every "**THREE**" years.

- "**FOR**" the ratification of the appointment of Grant Thornton LLP as our independent registered public accounting firm.

What vote is required to approve each proposal?

- **Election of Directors.** The affirmative vote of the holders of shares of our common stock representing a plurality of the shares of our common stock voting on the matter is required for the election of directors. Votes withheld and broker non-votes are not counted toward a nominee's total number of votes.

- **Advisory Vote on Executive Compensation**. The approval of the non-binding advisory resolution regarding the compensation of our named executive officers requires that the votes cast in favor of the proposal exceed the number of votes cast against the proposal.

- **Advisory Vote on Frequency of Shareholder Vote on Executive Compensation**. Shareholders are not voting to approve or disapprove the recommendation of the Board with respect to this proposal. The non-binding advisory vote as to the frequency of the non-binding shareholder vote regarding the approval of the compensation of our named executive officers will require you to choose between a frequency of every year, once every two years, or once every three years, or abstain from voting. The Board will consider the option receiving the greatest number of votes to be the frequency recommended by the shareholders.

- **Ratification of Grant Thornton.** The ratification of the appointment by the Audit Committee of Grant Thornton requires that the votes cast in favor of the ratification exceed the number of votes cast opposing the ratification.

Are there other matters to be voted on at the meeting?

As of the date of this proxy statement, our board does not know of any other matters that may come before the meeting. Should any other matter requiring a vote of the shareholders arise and be properly presented at the meeting, the proxy included with this proxy statement confers upon the persons named in the proxy and designated to vote the shares discretionary authority to vote or otherwise act with respect to any such matter in accordance with their best judgment.

Can I revoke or change my proxy after I return my proxy card?

Yes. Any proxy may be revoked by a shareholder at any time before it is exercised at the meeting by delivering to our secretary a written notice of revocation or a duly executed proxy bearing a later date, or by voting in person at the meeting.

Who is paying for the expenses involved in preparing and mailing this proxy statement?

We are paying the expenses involved in preparing, assembling, and mailing these proxy materials and all costs of soliciting proxies. Our executive officers and other employees may solicit proxies, without additional compensation, personally and by telephone and other means of communication. We will reimburse brokers and other persons holding our common stock in their names or in the names of their nominees for their reasonable expenses in forwarding proxy materials to beneficial owners.

How many directors are there?

Our fifth amended and restated bylaws provide that the number of directors shall not be less than one nor more than 13 members, with the precise number to be fixed by resolution of the board. Currently, we have 10 directors. The board has recommended 10 nominees for election at the meeting.

How long do directors serve?

Our bylaws provide that each director holds office until the subsequent annual meeting of shareholders after the director's election and until a successor is elected and qualified, or until the director's earlier resignation, removal from office, or death. The shareholders of the Company elect successors for directors whose terms have expired at the meeting. The board elects members to fill new membership positions and vacancies in unexpired terms on the board.

Do the shareholders elect the executive officers?

No. Executive officers are elected by the board and hold office until their successors are elected and qualified or until the earlier of their death, retirement, resignation, or removal.

Our Website

We maintain a website at www.universallogistics.com. The information on our website is not a part of this proxy statement, and it is not incorporated into any other filings we make with the SEC. We use our website as one means of disclosing material non-public information and for complying with our disclosure obligations under the SEC's Regulation FD. Such disclosures typically will be included within the Investor Relations section of our website. Accordingly, investors should monitor the Investor Relations section of our website, in addition to following our press releases, SEC filings, and public conference calls and webcasts.

Whether or not you plan to attend the annual meeting, you are urged to promptly submit your proxy.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Directors

Our board of directors currently consists of 10 directors. Members of our board are elected annually to serve until the next annual meeting of shareholders or until their successors are elected and qualified. Our board has nominated for election each of the current directors. The biography of each of the nominees below contains information regarding the person's service as director, business experience, director positions held currently or at any time during the last five years, and the experience, qualifications, attributes, or skills that caused the board to determine that the person should serve as a director.

Grant E. Belanger   Director Since 2016

Grant E. Belanger, age 62, is currently a principal of G. Belanger Consultants LLC, a management consulting firm. Mr. Belanger retired in 2015 from Ford Motor Company. There, he held various management positions for 30 years, including executive director of Material Planning and Logistics. Mr. Belanger previously served as a member of the board of directors of Ford Otosan, a publicly traded joint venture between Ford and Koc Holding located in Kocaeli, Turkey. He currently serves on our audit committee. Mr. Belanger brings to the board demonstrated leadership abilities and a keen understanding of the transportation, logistics, and manufacturing businesses, both domestically and internationally. His ability to offer the original equipment manufacturer (OEM) perspective on critical business issues is invaluable to the board.

Frederick P. Calderone   Director Since 2009

Frederick P. Calderone, age 72, retired in 2016 after over 20 years of service as a vice president of a diversified holding company headquartered in Warren, Michigan. During his career, Mr. Calderone was widely recognized for his expertise in corporate, partnership and individual income tax matters; estate planning; tax planning for multinational businesses; mergers, acquisitions and commercial transactions; tax controversies and litigation; and corporate accounting. Earlier in his career, Mr. Calderone was a partner with Deloitte, Haskins, & Sells. Mr. Calderone has also served as a member of the board of directors of P.A.M. Transportation Services, Inc. (NASDAQ: PTSI) since 1998. Mr. Calderone possesses a long history of advising and providing executive oversight to transportation and logistics companies. With his thorough understanding of financial reporting, generally accepted accounting principles, financial analytics, taxation, and budgeting, Mr. Calderone brings to the board a unique combination of expertise in accounting, strategic planning, and finance.

Daniel J. Deane   Director Since 2009

Daniel J. Deane, age 67, has served as president of Nicholson Terminal & Dock Company since 1990. Mr. Deane also serves as president of Shamrock Chartering Company and has been a member of the Society of Naval Architects and Marine Engineers since 1985. He is a member of the International Stevedoring Council. Previously, Mr. Deane served on the board of Southern Wayne County Regional Chamber and is a past president of the Port of Detroit Operators Association. He currently serves on our audit committee. Mr. Deane possesses significant experience in operations, management, finance, and strategic planning for various companies in the transportation industry. His deep knowledge of not only operators providing numerous modes of transportation services but also the practices and procedures of OEMs and other shippers qualifies Mr. Deane as an instrumental resource in his capacity as a director.

Clarence W. Gooden   Director Since 2018

Clarence W. Gooden, age 71, retired from CSX Corporation in May 2017. During his 47 years at CSX, Mr. Gooden held numerous leadership positions, including vice chairman and president from September 2015 through February 2017. Mr. Gooden currently serves on the advisory board of Argo Consulting, LLC, an operations improvements consulting firm. He previously served as a director of the National Association of Manufacturers, TTX Company, and the National Freight Transportation Association and as a member of the Atlanta Federal Reserve Bank's Trade and Transportation Advisory Council. Mr. Gooden possesses extensive experience and a network of relationships in railroads, transportation, logistics, finance, energy, and commodities. A proven industry leader, he brings the perspective and insight of a successful transportation executive to the board's role in formulating and evaluating the Company's business planning and execution.

Matthew T. Moroun   ***Director Since 2004***

Matthew T. Moroun, age 49, is chairman of our board of directors. He is also currently chairman of our executive committee and our compensation and stock option committee. Mr. Moroun controls other family-owned businesses engaged in transportation, insurance, business services, and real estate development and management. He has served as a director of P.A.M. Transportation Services, Inc. (NASDAQ: PTSI) since 1992 and its chairman since 2007. Mr. Moroun is the father of Matthew J. Moroun, a member of our board of directors. Mr. Moroun's long-term, substantive leadership experience allows him to provide operational, financial, business, capital markets, and strategic expertise to our board. He possesses first-hand knowledge of market-leading practices in our industry. His perspective on transportation, automotive, real estate, infrastructure, and government relations enhance the board's ability to oversee and direct our strategy, business planning, and execution.

Matthew J. Moroun   ***Director Since 2020***

Matthew J. Moroun, age 22, is a director of Universal. He is also employed in other Moroun family-owned businesses engaged in transportation and business services. Mr. Moroun has served as a director of P.A.M. Transportation Services, Inc. (NASDAQ: PTSI) since 2020. Mr. Moroun obtained a Bachelor of Business Administration in Finance from the Mendoza College of Business at the University of Notre Dame in December 2021. Mr. Moroun is the son of our chairman, Matthew T. Moroun. Mr. Moroun will provide an important perspective to the board during this period of disruption and transformation in the industry. Additionally, Moroun family members have a special interest in the continuing success of the Company and have always played an important role in the business. Mr. Moroun's participation on the board will ensure that tradition of family stewardship continues.

Tim Phillips   ***Director Since 2020***

Tim Phillips, age 57, became our president and chief executive officer in January 2020. He previously served as Universal's executive vice president of transportation since January 2019. From October 2009 to January 2019, Mr. Phillips held the position of president of Universal Intermodal Services, Inc., the Company's intermodal subsidiary. Prior to that role, he served as president of a predecessor to UACL Logistics, LLC from January 2007 to September 2009. He also served as vice president of a predecessor to Universal Intermodal Services, Inc. from October 2004 to December 2006 and held various operational positions there beginning in August 1989. Mr. Phillips holds a Bachelor of Business Administration in Business Management from Eastern Michigan University. His wealth of experience at Universal across several operating segments, along with his knowledge of the day-to-day management of the Company, provides the board an important perspective in establishing and overseeing the financial, operational, and strategic direction of the Company.

Michael A. Regan   ***Director Since 2013***

Michael A. Regan, age 68, is the chief relationship development officer of TranzAct Technologies, Inc., a privately held logistics information company that he co-founded in 1984. Mr. Regan was chief executive officer and chairman of the board for TranzAct until 2011. Prior to starting TranzAct, Mr. Regan worked for Bank of America, PriceWaterhouse, and the Union Pacific Corporation. He is a certified public accountant with a B.S.B.A. from the University of Illinois at Urbana-Champaign. He serves or has served on the boards of numerous industry groups including the American Society of Transportation & Logistics, National Industrial Transportation League and the National Association of Strategic Shippers. He is the past chairman of the Transportation Intermediaries Association Foundation and was the recipient of the 2014 Council of Supply Chain Management Professionals Distinguished Service Award. Mr. Regan's extensive experience in the logistics industry and his background and experience in both internal and external auditing make him uniquely qualified to serve on our board.

Richard P. Urban   ***Director Since 2004***

Richard P. Urban, age 81, is chairman of our audit committee. Mr. Urban previously served as an executive in various supply and logistics capacities at DaimlerChrysler AG and several of its predecessor companies. He has an M.B.A. from Michigan State University. Mr. Urban brings to the board a comprehensive understanding of the challenges and opportunities in the transportation industry. His management experience with supply and logistics operations not only provide him with insight into our financial affairs but also enable him to conduct effective oversight of the Company's actions.

H. E. Scott Wolfe **Director Since 2014**

H. E. Scott Wolfe, age 77, served as our chief executive officer from December 2012 through December 2014. Mr. Wolfe also served as president and chief executive officer of LINC Logistics Company since its formation in March 2002. Mr. Wolfe led the development of Logistics Insight Corp., a wholly owned subsidiary, and was president of this subsidiary from its formation in 1992 until his retirement in December 2014. Earlier in his career, he was manager of inbound transportation at American Motors Corporation, where he established that company's first corporate programs for logistics and transportation management. For 15 years, Mr. Wolfe was employed at General Motors, where he held various plant, divisional and corporate responsibilities. Mr. Wolfe has taught college courses in logistics and transportation management. Mr. Wolfe brings to the board significant insight and expertise with our asset-light business model and extensive personal leadership skills.

Director Independence

NASDAQ listing standards generally require that a majority of our board of directors be independent. Because more than 50% of the voting power of Universal is controlled by Mr. Matthew T. Moroun, we have elected to be treated as a controlled company in accordance with Rule 5615(c) of the NASDAQ Listing Rules. Accordingly, we are not subject to the NASDAQ rules that would otherwise require us to have (i) a majority of independent directors on the board, (ii) a compensation committee composed solely of independent directors, and (iii) a nominating committee composed solely of independent directors.

Recently, our board reviewed the independence of its director nominees and determined that six of them, Messrs. Belanger, Deane, Gooden, Regan, Urban, and Wolfe, meet the standards for independence required by applicable NASDAQ listing standards. In making this determination, our board has concluded that none of the independent directors has a relationship that, in the opinion of our board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Board Structure and Role in Risk Oversight

Our board of directors has chosen to separate the positions of chairman and chief executive officer. Mr. Matthew T. Moroun is the chairman of the board and Mr. Tim Phillips is the president and chief executive officer. This separation of chairman and chief executive officer allows for greater oversight by the board. The board is actively involved in oversight of risks that could affect us. This oversight is conducted primarily through the audit committee, as disclosed in the committee description below and in its charter, and by the full board, which has retained responsibility for general oversight of risks. The board satisfies this responsibility through full reports by our committee chairs regarding each committee's considerations and actions, as well as through regular reports directly from officers responsible for oversight of particular risks within the Company.

Board Diversity Matrix (as of March 10, 2023)

Board Size:				
Total Number of Directors	10			
Gender:	**Male**	**Female**	**Non-Binary**	**Gender Undisclosed**
Number of directors based on gender identity	10	0	0	0
Number of directors who identify in any of the categories below:				
African American or Black	0	0	0	0
Alaskan Native or American Indian	0	0	0	0
Asian	0	0	0	0
Hispanic or Latinx	0	0	0	0
Native Hawaiian or Pacific Islander	0	0	0	0
White	10	0	0	0
Two or More Races or Ethnicities	0	0	0	0
LGBTQ+	0			
Undisclosed	0			

Board Meetings

During 2022, our board of directors held four meetings. All incumbent directors attended at least 75% of the meetings of our board, including committees on which they then served, during the period that they served.

Board Committees

Our board of directors maintains and appoints members to three standing committees: audit committee, compensation and stock option committee, and executive committee. The membership of these committees, as of March 10, 2023, is as follows:

Audit Committee	Compensation Committee	Executive Committee
Grant E. Belanger	Matthew T. Moroun*	Matthew T. Moroun*
Daniel J. Deane	Tim Phillips	Tim Phillips
Richard P. Urban*		

* Committee Chairman

Audit Committee. We have a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The audit committee has three members. Each of the members is an independent director as independence for audit committee members is defined in the NASDAQ listing standards and the rules of the SEC. The audit committee has a charter that has been approved by our board of directors and is available on our website, at www.universallogistics.com under the caption of "Investor Relations" and "Corporate Governance."

The audit committee met eight times in 2022. The audit committee assists our board of directors in overseeing our accounting and financial reporting process, internal controls and audit functions, and is directly responsible for the appointment, retention, and compensation of our registered public accounting firm. Our board of directors has determined that Messrs. Belanger, Deane, and Urban are each qualified as an audit committee financial expert, as that term is defined in the rules of the Securities and Exchange Commission. More information about the audit committee is included below under the heading "Audit Committee Report."

Compensation Committee. Our board appointed our chairman of the board and our chief executive officer as the two members of our compensation committee based on our status as a controlled company under the NASDAQ Listing Rules. This committee, which met once in 2022, assists our board of directors in carrying out its responsibilities relating to compensation and benefits for our executive officers. The compensation committee's responsibilities and authority include:

- Reviewing trends in management compensation and the competitiveness of our executive compensation programs.

- Overseeing development of new compensation plans and approving or recommending for determination by our board of directors revisions of existing plans.

- Determining, or recommending for determination by our board, the salaries, bonus and other compensation for executive officers and key employees other than our chief executive officer.

- Reviewing and making recommendations concerning long-term incentive compensation plans, including stock option and other equity-based plans.

- To the extent eligible to do so, acting as the committee of our board that administers equity-based plans, incentive compensation plans and employee benefit plans.

- Reviewing and approving, or recommending to our board for approval, compensation packages for new officers and severance arrangements for officers.

The full board evaluates the performance of our chief executive officer and determines the chief executive officer's salary, bonus and other compensation. The board also determines the compensation of our directors and administers our equity-based compensation plans with respect to awards to our named executive officers and our directors.

If a member of a committee of our board is absent from a meeting, the bylaws give board committees authority to unanimously appoint another member of our board to act at the meeting in place of the absent committee member. While the compensation committee could use this authority, it has no plans to do so. The compensation committee has the authority to retain compensation consultants but does not currently use compensation consultants. The compensation committee operates without a written charter.

Executive Committee. The executive committee exercises the authority of our board of directors in accordance with the bylaws between regular meetings of our board. The executive committee met four times during 2022.

Director Nominating Process. Our board does not have a nominating committee that nominates candidates for election to our board. That function is performed by our board of directors. Each member of our board participates in the consideration of director nominees. Our board of directors believes that it can adequately fulfill the functions of a nominating committee without having to appoint an additional committee to perform that function. Our board of directors believes that not having a separate nominating committee saves the administrative expense that would be incurred in maintaining such a committee and saves time for directors who would serve on a nominating committee if it were established. As there is no nominating committee, we do not have a nominating committee charter.

At least a majority of our independent directors participate in the consideration of director nominees. These directors are independent, as independence for nominating committee members is defined in the NASDAQ listing standards. However, so long as the Company continues to be a controlled company within the meaning of NASDAQ Rule 5615(c), the board of directors may be guided by the recommendations of the Company's majority shareholder in its nominating process. After discussion and evaluation of potential nominees, the full board of directors selects the director nominees.

Our board will consider as potential nominees persons recommended by shareholders. Recommendations should be submitted to our board of directors in care of our secretary, Steven A. Fitzpatrick, at 12755 E. Nine Mile Road, Warren, Michigan 48089. Each recommendation should include a personal biography of the suggested nominee, a description of the background or experience that qualifies the person for consideration, and a statement that the person has agreed to serve if nominated and elected.

Our board uses an informal process to identify potential nominees for director. Candidates have been recommended by an executive officer or director and considered by our board and generally have been known to one or more of our board members. Our board has not adopted specific minimum qualifications that it believes must be met by a person it recommends for nomination as a director. The board has determined that the board as a whole must have the right diversity, mix of characteristics, and skills for the optimal functioning of the board in its oversight of the Company. In evaluating candidates for nomination, our board considers the factors it believes to be appropriate, which would generally include the candidate's independence, personal and professional integrity, business judgment, relevant experience and skills, including those related to transportation services, and potential to be an effective director in conjunction with the rest of our board in collectively serving the long-term interests of our shareholders. Although our board has the authority to retain a search firm to assist in identifying director candidates, there has to date been no need to employ a search firm. Our board does not evaluate potential nominees for director differently based on whether they are recommended to our board by a shareholder.

Director Compensation

The following table sets forth the compensation information for the one-year period ending December 31, 2022, for each non-employee director who served during such period.

Name (1)	Fees Earned or Paid in Cash ($)	Fees Earned or Paid in Stock ($) (2)	All Other Compensation ($)	Total ($)
Grant E. Belanger	49,996	5,004	-	55,000
Frederick P. Calderone........	50,000	-	-	50,000
Daniel J. Deane...................	55,000	-	-	55,000
Clarence W. Gooden...........	50,000	-	-	50,000
Matthew J. Moroun.............	35,010	14,990	-	50,000
Matthew T. Moroun	85,010	14,990	-	100,000
Michael A. Regan	50,000	-	-	50,000
Richard P. Urban	50,010	14,990	-	65,000
H.E. "Scott" Wolfe	50,000	-	-	50,000

(1)   Our chief executive officer, Mr. Tim Phillips, serves on our board of directors. He has been omitted from this table since he is an employee of the Company and did not receive any additional compensation for his board service. Mr. Phillips' compensation is included in the Summary Compensation Table on page 19 of this Proxy Statement.

(2)   This column reflects the value of shares of common stock granted as part of the annual retainer paid to non-employee directors based on the closing market price of $23.17 per share of our common stock on May 9, 2022, which was the date of the grant, as reported on the NASDAQ Global Market.

Compensation Arrangements for Non-Employee Directors

Director compensation is determined by our board. For 2022, we paid our non-employee directors an annual retainer of $50,000. We paid the chairman, which is a non-officer position, an annual retainer of $100,000. We also paid the chairman of our audit committee an additional annual retainer of $15,000, and we paid the other members of the audit committee an additional retainer of $5,000. Each director may elect for the Company to pay up to $15,000 of the annual retainer in the form of shares of the Company's common stock. The Company pays the cash portion of the annual retainer in two installments, and it pays the stock portion, if any, once annually. We also reimbursed our directors for expenses they incurred in attending board and committee meetings, including expenses for food, lodging, and transportation.

Communications with Directors and Attendance at the Annual Meetings

Shareholders may communicate directly with our board of directors as a group by writing to our board, care of the secretary of the Company, 12755 E. Nine Mile Road, Warren, Michigan 48089. Our secretary reviews all correspondence and forwards to our board a summary of the correspondence, and copies of all of the correspondence that, in the secretary's opinion, deal with the functions of our board or any of its committees or that our secretary otherwise determines requires the attention of our board. Directors may at any time review a log of all of the correspondence that is addressed to our board and request copies of any and all of the correspondence.

Our board has a policy of encouraging our directors to attend the annual meetings of the shareholders. In 2022, all of our incumbent directors attended the meeting.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to all our directors, officers and employees, including our chief executive officer and our chief financial and accounting officer. We have posted a copy of our Code of Business Conduct and Ethics on our website at www.universallogistics.com under the caption "Investor Relations" and "Corporate Governance." In addition, we intend to post on our website all disclosures that are required by law or NASDAQ listing standards concerning any amendments to, or waivers from, any provision of the code.

Compensation Committee Interlocks and Insider Participation

In 2022, Messrs. Matthew T. Moroun and Tim Phillips served as members of the compensation committee for the full year as allowed under NASDAQ Rule 5615(c) based on the Company's status as a controlled company. Mr. Moroun is chairman of the board of directors and our largest shareholder. Mr. Phillips is also a member of our board of directors. Information regarding certain transactions between Universal and entities controlled by Mr. Moroun is provided in the section entitled "Transactions With Related Persons" beginning on page 11 of this proxy statement. None of our executive officers serves or served as a director or member of the compensation committee of another entity in a case where an executive officer of such other entity serves or served as a director or member of our compensation committee.

Derivative Trading, Hedging and Trading Plans

The Company has a policy that prohibits directors, officers and other covered employees from engaging in short-term investment activity in the Company's securities, such as trading in or writing options, arbitrage trading or day trading. The Company's policy also prohibits directors and employees from engaging in hedging or monetization transactions, including the through use of financial instruments such as prepaid variable forwards, equity swaps, collars, exchange funds, and any other transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of the Company's equity securities, without pre-approval of the chief financial officer. In addition, the Company's policy requires that directors, officers and other covered employees must inform the office of the chief financial officer before buying or selling any beneficially owned common stock of the Company or entering into a trading plan under the SEC's Rule 10b5-1.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our audit committee reviews and approves related person transactions that involve us and are of the type that are required to be disclosed in our proxy statement by SEC rules. A transaction may be a related person transaction if any of our directors, executive officers, owners of more than 5% of our common stock, or their immediate family have a material interest in the transaction and the amount involved exceeds $120,000. The audit committee approves a related person transaction if it determines that the transaction is at least as favorable to us as could have been obtained if the transaction had been with a person who is not related to us or is in our best interest.

Mr. Matthew T. Moroun is chairman of our board of directors, which is designated as a non-officer position. He is also chairman of the compensation and stock option committee, chairman of the executive committee, and our largest shareholder. He controls several family-owned businesses engaged in transportation, insurance, business services, and real estate development. Mr. Matthew T. Moroun is the father of our director, Mr. Matthew J. Moroun.

Members of the Moroun family have registration rights under an agreement with us dated July 28, 2021. Subject to conditions and exceptions, these shareholders may require us to register their securities if the anticipated aggregate offering price of the securities covered by the registration exceeds $25 million. Also, if we propose to register any of our securities, subject to certain exceptions and limitations, and whether or not the registration is for our own account, we are required to give these shareholders the opportunity to participate in the registration. If a registration is underwritten and the managing underwriter advises us that marketing factors require a limitation on the number of shares that may be underwritten, we generally receive first priority with respect to the shares issued and sold. We generally are required to pay the registration expenses in connection with registrations.

Companies controlled by Mr. Matthew T. Moroun provide various business and administrative support services to Universal, including legal, human resources, tax, and information technology services. The cost of these services is based on the actual or estimated utilization of the specific services and is charged to the Company. These costs totaled $6.0 million and $4.2 million for 2022 and 2021, respectively.

In addition to the arrangements described above, we are currently a party to a number of arrangements with companies controlled by Mr. Moroun that we expect to continue.

We periodically carry freight for trucking companies owned by Mr. Moroun in the ordinary course of business at market rates. Revenue for these services totaled $0.7 million in each of 2022 and 2021. These trucking companies also provided transportation services to us at market rates in the ordinary course of business. The cost of these services for 2022 and 2021 totaled $1.1 million and $1.7 million, respectively.

We pay companies controlled by Mr. Moroun the direct variable cost of maintenance, fueling, and other operational support costs for services delivered at our affiliate's trucking terminals that are geographically remote from our own facilities. Such costs are billed when incurred, paid on a routine basis, and reflect actual labor utilization, repair parts costs or quantities of fuel purchased. The cost of these services for 2022 and 2021 totaled $7.6 million and $3.9 million, respectively.

We currently lease 29 office, terminal, and yard facilities from companies controlled by Mr. Moroun based on either month-to-month or contractual multi-year lease arrangements that are billed and paid monthly. At December 31, 2021, we leased 30 such facilities. During 2022 and 2021, we paid an aggregate of $12.2 million and $12.4 million, respectively, in rent and related costs to affiliates. In 2022, we also leased space in one of our terminals to a company controlled by Mr. Moroun. Rental revenues during 2022 totaled $0.2 million. We believe that the rent we currently pay and receive for these properties is at market rates.

We purchase our employee medical, commercial auto liability, commercial general liability, workers compensation, motor cargo liability, and other insurance from an insurance company controlled by Mr. Moroun. In 2022 and 2021, we paid this affiliate $73.4 million and $65.1 million, respectively. We believe that the rates we paid for these services reflect market rates.

During 2022, we purchased used tractors from an affiliate totaling $4.7 million. During 2021, we contracted with an affiliate to provide real property improvements for us totaling $1.0 million.

In June 2022, we executed a real estate contract with an affiliate to acquire a multi-building, office complex located in Warren, Michigan for $8.3 million. The purchase price was established by an independent, third-party appraisal. During 2022, the Company made an initial deposit of $200,000 and paid the balance at closing in the first quarter of 2023.

In May 2022, we sold an inactive Mexican subsidiary to an affiliate for approximately $0.1 million. The purchase price was based on the book value of the net assets sold in the transaction, and as such, no gain or loss was recorded.

On May 13, 2022, the Company commenced a "Dutch auction" tender offer to repurchase up to 100,000 shares of the Company's outstanding common stock at a price of not greater than $28.00 nor less than $25.00 per share. Following the expiration of the tender offer on June 15, 2022, we accepted 164,189 shares, including 64,189 oversubscribed shares tendered, of our common stock for purchase at $28.00 per share, for a total purchase price of approximately $4.6 million, excluding fees and expenses related to the offer. The total number of shares purchased in the tender offer includes 5,000 shares tendered by a director of the Company, Mr. H.E. "Scott" Wolfe. We paid for the accepted shares with available cash and funds borrowed under our existing line of credit.

We believe that substantially all of the above transactions were entered into on terms at least as favorable to us as could have been obtained from persons who were not related to us, and each of the transactions was in our best interest. We expect to continue in 2023 certain transactions that are similar to those described above with companies controlled by our directors who are members of the Moroun family.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Under the proxy rules of the SEC, a person who directly or indirectly has or shares voting power or investment power with respect to a security is considered a beneficial owner of the security. Voting power is the power to vote or direct the voting of shares, and investment power is the power to dispose of or direct the disposition of shares. Shares as to which voting power or investment power may be acquired within 60 days are also considered as beneficially owned under the proxy rules.

The following table sets forth certain information as of March 10, 2023, regarding beneficial ownership of our common stock by: (i) each person who is known to us to own beneficially more than 5% of our common stock; (ii) each of our directors and nominees; (iii) each of the named executive officers in the Summary Compensation Table on page 19; and (iv) the total for our current directors and named executive officers as a group.

Name or Group of Beneficial Owner	Shares Beneficially Owned (1)	Percent of Class (2)
5% Shareholders:		
FMR LLC (3)	1,707,660	6.5%
Directors, Nominees, and Named Executive Officers:		
Matthew T. Moroun (4) (5)	19,173,869	73.0%
Matthew J. Moroun	647	-
Grant E. Belanger	216	-
Frederick P. Calderone	-	-
Daniel J. Deane	-	-
Clarence W. Gooden	-	-
Michael A. Regan	-	-
Richard P. Urban	10,647	*
H.E. Scott Wolfe	13,750	*
Tim Phillips (6)	77,095	*
Jude M. Beres (7)	15,000	*
Directors and named executive officers as a group (11 persons)	19,291,224	73.4%
Total Outstanding Shares as of March 10, 2023	**26,284,424**	

---

* Denotes less than 1%.

(1) The number of shares beneficially owned includes any shares over which the person has sole or shared voting power or investment power and also any shares that the person can acquire within 60 days of March 10, 2023, through the exercise of any stock option or other right. Unless otherwise indicated, each person has sole investment and voting power (or shares such power with the person's spouse) over the shares set forth in the table. Includes shares that may be acquired pursuant to restricted stock awards granted under our stock incentive plan that vest within 60 days of March 10, 2023.

(2) The percentages shown are based on the 26,284,424 shares of our common stock outstanding as of March 10, 2023, plus the number of shares that the named person or group has the right to acquire within 60 days of that date. For purposes of computing the percentage of outstanding shares of common stock held by each person or group, any shares the person or group has the right to acquire within 60 days of March 10, 2023 are deemed to be outstanding with respect to such person or group but are not deemed to be outstanding for the purpose of computing the percentage of ownership of any other person or group.

(3) Based on information set forth in a Schedule 13G dated February 9, 2023 filed by FMR LLC which indicates that, as of December 31, 2022, FMR LLC had sole voting power with respect to 1,707,601 shares and sole dispositive power with respect to 1,707,660 shares. The address of FMR LLC is 245 Summer Street, Boston, MA 02210. We make no representation as to the accuracy or completeness of the information reported.

(4) The number of shares shown includes 14,303,383 shares owned directly by Mr. Moroun in his individual capacity; 3,871,527 shares beneficially owned by the 2020 Irrevocable Nora M. Moroun Trust dated November 20, 2020; 762,042 shares beneficially owned by the 2020 Irrevocable Lindsay S. Moroun Trust; and 236,917 shares beneficially owned by Redoubtable, LLC. Mr. Moroun serves as trustee of the trusts and as manager of Redoubtable; in such capacities, he exercises voting and investment power over their respective shares. The number of shares shown excludes 285,550 shares owned directly by Mr. Moroun's spouse, Lindsay S. Moroun, in her individual capacity. Mr. Moroun disclaims beneficial ownership of the shares held by Ms. Moroun, and this disclosure shall not be deemed an admission that Mr. Moroun is the beneficial owner of such shares.

(5) Includes 2,500,000 shares pledged as security.

(6) Reflects vested and non-vested shares granted to such named executive officer as restricted stock awards by the Company. See the tables and related footnotes on page 20 of this Proxy Statement for a summary of the non-vested shares and vesting dates.

(7) Reflects vested and non-vested shares granted to such named executive officer as restricted stock awards by the Company. See the tables and related footnotes on page 20 of this Proxy Statement for a summary of the non-vested shares and vesting dates.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and persons who own more than 10% of our outstanding common stock to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock. Executive officers, directors and greater than 10% shareholders are also required to furnish us with copies of the reports that they file. To our knowledge, based solely on a review of the copies of the reports furnished to us and representations received from our directors and executive officers, we believe that all reports required to be filed under Section 16(a) for 2022 were timely filed by each person who at any time during the fiscal year was a director or executive officer or held more than 10% of our common stock.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

This compensation discussion and analysis explains our compensation program for our named executive officers. Our named executive officers for 2022 are Mr. Tim Phillips, our chief executive officer and President, and Mr. Jude M. Beres, our chief financial officer and treasurer.

The compensation committee has the responsibility for establishing, implementing and continually monitoring our compensation philosophy. The compensation committee's philosophy is to provide our executive leadership total compensation that is competitive in its forms and levels, as compared to companies of similar size and business area. Generally, the types of compensation and benefits provided to our executive officers are similar to that provided to executive officers by other companies.

Goals and Philosophy

Our primary goal for the compensation of our executive officers is to create long-term value for our shareholders. Our compensation program is intended to attract, motivate, reward and retain the management talent required to achieve our corporate objectives and create long-term value for our shareholders, while at the same time making efficient use of our resources. The compensation of our executive officers is designed to reward financial and operating performance, to align their interests with those of our shareholders, and to encourage them to remain with us.

Executive Officers

Our current executive officers are Messrs. Phillips and Beres.

Name	Age	Position	Years of Service
Tim Phillips	57	President and Chief Executive Officer	33
Jude M. Beres	50	Chief Financial Officer and Treasurer	7

_____

Tim Phillips. Mr. Phillips has served as president and chief executive officer since January 2020. He previously served for one year as our executive vice president of transportation. From October 2009 to January 2019, Mr. Phillips held the position of president of Universal Intermodal Services, Inc. Prior to that role, he served as president of the predecessor to UACL Logistics, LLC from January 2007 to September 2009. He also served as vice president of the predecessor to Universal Intermodal Services, Inc. from October 2004 to December 2006 and held various operational positions there beginning in August 1989. Mr. Phillips holds a Bachelor of Business Administration in Business Management from Eastern Michigan University.

Jude M. Beres. Mr. Beres has served as chief financial officer and treasurer since March 2016. He previously served as the Company's chief administrative officer from April 2015 to March 2016. From 1997 to April 2015, Mr. Beres worked for multiple affiliated companies in finance and accounting. Mr. Beres has over 20 years of experience in the less-than-truckload, truckload, intermodal, and logistics industries. He holds a Bachelor of Accountancy from Walsh College.

Elements of Compensation

We have three key elements of compensation: annual base salary, cash incentive compensation, and long-term equity incentives. The annual base salary is intended to attract and retain talented executives and reward them for annual achievement. Cash incentive compensation is intended to motivate our executive officers to achieve specified financial results or superior performance. Long-term equity incentives are intended to align the interests of our executive officers with those of our shareholders by linking compensation to stock price appreciation. In addition, when the criteria for vesting of equity awards includes achieving specified financial results, the equity awards also serve the purpose of motivating our executive officers to achieve those results.

Determining Compensation

Historically, the compensation of our executive officers has been based primarily on the judgment of the compensation committee of our board of directors. Our chairman and our chief executive officer serve on the compensation committee in accordance with the exemption from the compensation committee independence requirements for controlled companies under NASDAQ Rule 5615(c). Currently, the compensation committee determines the compensation for our officers and key employees other than the chief executive officer, while the board makes all decisions regarding the chief executive officer's compensation and approves the equity awards to the named executive officers.

In determining compensation for our executive officers, the compensation committee and the board consider competitive market compensation paid by other companies, including other transportation and logistics companies, but do not attempt to maintain a specified target percentile within a peer group or otherwise rely on compensation paid by other companies to determine our executive compensation. The compensation committee and the board review and evaluate many factors, including:

- Universal's performance and growth

- Financial measurements such as revenue, revenue growth, net operating income and operating ratio, and trends in those measurements

- Leadership qualities

- Ability to achieve strategic objectives

- Scope and performance of business responsibilities

- Management experience and effectiveness

- Individual performance and performance as a management team

- Current compensation arrangements

- Long-term potential to maintain and enhance value for our shareholders

Our board generally does not adhere to rigid formulas or react to short-term changes in business performance in determining the amount and mix of compensation elements but strives to achieve an appropriate mix between annual base salary, cash incentive compensation, and long-term equity incentives to meet our objectives.

The board receives regular updates on our business results from management and reviews the quarterly financial statements and projections to assess whether executive compensation continues to be properly balanced with and supportive of our business objectives. The board may also review information, such as reported revenue, profit levels, market capitalization, and disclosed governance practices, regarding comparably sized companies in our industry to assess our comparative performance and organizational structure. The board uses management updates and peer information as tools to evaluate the connection between executive compensation and our performance as a business. This information is reviewed in a subjective manner. There is no implied direct or formulaic linkage between peer information and our compensation decisions. Our board takes the view that a close connection between compensation and performance objectives encourages our executive officers to make decisions that will result in significant positive short-term and long-term returns for our business and our shareholders without providing an incentive either to take unnecessary risks or to avoid opportunities to achieve long-term benefits even though they may reduce short-term benefits for the executive officers, the business, or our shareholders.

Based on this information, the board regularly evaluates both the short-term and long-term performance compensation for the executive officers to ensure alignment with our business objectives. The committee also works closely with management regarding long-term equity incentives, which emphasize shareholder returns while providing enhanced retention value for key executives.

Risk Assessment of Compensation Programs

We have conducted a review of our compensation programs, including our annual cash and other compensation programs. We believe that our policies and practices are designed to reward individual performance based on our overall Company performance and are aligned with the achievement of both long-term and short-term company goals. Our base salaries are consistent with similar positions at comparable companies and the two components of our bonus programs, operating ratios and revenue growth, are directly tied to the overall success of the organization. Based on our review of our programs, including the above noted items, we have concluded that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company.

Annual Cash Compensation

Base Salary. Our named executive officers receive an annual base salary for services performed during the year. The base salary is established based on the scope of responsibilities, level of experience and expertise, and ability to lead and direct the Company and achieve various financial and operational objectives. Our general compensation philosophy is to pay executive base salaries that are competitive with the salaries of executives in similar positions, with similar responsibilities, at comparable companies. We have not benchmarked our named executive officer base salaries against the base salaries at any particular company or group of companies. The base salaries of our named executive officers are typically established in accordance with their respective employment agreements. They are reviewed and adjusted by the compensation committee or the board, as applicable, on an annual basis after taking into account individual responsibilities, performance, and expectations. The base salaries paid to our named executive officers are set forth below in the "Summary Compensation Table" and the accompanying narrative disclosure.

Annual Cash Incentive Compensation. The practice of the compensation committee and the board is to award an annual cash bonus to each of the named executive officers as part of the officer's annual compensation. Bonuses are intended to provide the executive with an opportunity to receive additional cash compensation and are based on individual performance and the Company's performance. The committee and the board believe this practice provides an incentive for strong financial and operating performance and aligns the interests of management with the interests of our shareholders. The bonuses, if any, earned by our named executive officers with respect to 2022, 2021, and 2020 are set forth below in the "Summary Compensation Table."

Other Compensation

Long-Term Equity Grants. Long-term equity incentives are awarded to our named executive officers under our Stock Incentive Plan as part of our overall compensation package. The Plan authorizes grants of stock options, restricted stock, restricted stock units, stock appreciation rights, phantom stock units, and unrestricted common stock. In recent years, the compensation committee and the board have generally utilized long-term equity incentives in the form of restricted stock for our named executive officers. At the time of the Plan's adoption, a total of 500,000 shares of our common stock, subject to adjustments, were reserved for the issuance of equity awards under the Plan. As of March 10, 2023, there were 292,868 shares available for issuance under the Plan. The compensation committee and the board believe that long-term equity incentives, such as awards of restricted stock, are consistent with the Company's philosophy and represent an additional vehicle for aligning management's interests with the interests of our shareholders. When determining the amounts and vesting conditions of long-term incentive grants to be awarded to our named executive officers, the board members consider, among other factors, the business performance of the Company, the responsibilities and performance of the executive, and the performance of our stock price. The long-term incentive grants, if any, awarded to Messrs. Phillips and Beres with respect to 2021 and 2020 are set forth below in the Summary Compensation Table. The Company granted no plan-based awards to our named executive officers during fiscal year 2022.

Retirement and Health Benefits. We sponsor retirement savings plans for all of our eligible employees, including our executive officers. The plans qualify under section 401(k) of the Internal Revenue Code. The plans include different matching provisions depending on which subsidiary or affiliate is involved. Eligible employees, including our executive officers, are allowed to make tax deductible contributions to the plan. For employees considered highly compensated, including our executive officers, we do not match plan contributions. We also offer health, vision and dental insurance to our executive officers.

Perquisites. Our policy is to provide minimal, if any, perquisites to our executive officers. This helps set an example for all employees that personal expenses are not payable from Company funds and helps to control expenses.

Post-Employment Compensation. We do not provide a defined benefit pension plan or post-retirement health insurance coverage for our executive officers or any of our other employees. We do not offer deferred compensation plans and do not have agreements that provide compensation to our executive officers based upon the occurrence of a change in control of the Company. However, our chief executive officer, Mr. Tim Phillips, would be entitled to receive certain compensation if we terminate his employment based on a determination that it would be in our best interest. See "Potential Payments Upon Termination or Change In Control – Payments Upon Termination Based on Our Best Interest" for more information regarding such payments.

Tax Deductibility of Compensation

Section 162(m) of the Internal Revenue Code, as amended, imposes a $1 million limit on the amount that a public company may deduct for compensation paid to the company's chief executive officer, chief financial officer, or certain of the company's other most highly compensated executive officers. Historically, there was an exception to this $1 million limitation for compensation that meets the requirements under Section 162(m) for "qualifying performance-based" compensation (compensation paid only if the individual's or the company's performance meets pre-established objective goals based on performance criteria approved by the shareholders), and compensation paid to the chief financial officer was excluded from the $1 million limit. Effective January 1, 2018, the Tax Cuts and Jobs Act eliminated the exception for performance-based compensation, and the chief financial officer's compensation is no longer excluded. The amendments to Section 162(m) include a grandfather clause applicable to compensation paid pursuant to a written binding contract in effect on November 2, 2017 that is not materially modified after such date. We periodically review the potential consequences of Section 162(m) but do not have a specific policy to structure the compensation for our executive officers so that it will not be subject to the deduction limitations of Section 162(m).

Share Ownership Guidelines

We do not have share ownership requirements for our executive officers.

Role of Executive Officers in the Compensation Process

The elements of executive compensation are discussed at meetings of the compensation committee and the board, with significant input from our chairman and our chief executive officer. Base salary is generally determined annually but may be determined for a multi-year period at the time employment agreements are negotiated with our executive officers. Cash incentive compensation and other bonuses and forms of stock-based compensation are discussed from time to time, but there is no set schedule for making determinations regarding these types of compensation. The committee and the board retain considerable flexibility in deciding when to address these matters. In making its compensation decisions, the board members will usually seek input from the executive officers. However, the board makes the final decisions on compensation of our chief executive officer and on equity awards to our executive officers, and the committee makes the final decisions on other compensation to our executive officers. The committee is authorized to utilize compensation consultants. Neither the committee nor the board utilized a compensation consultant regarding 2022 executive compensation.

Shareholder Approval of the Company's Compensation Programs

The Dodd-Frank Wall Street Reform and Consumer Protection Act requires that we provide you with the opportunity to vote to approve, on a non-binding advisory basis, the compensation of our named executive officers as disclosed in our proxy statement in accordance with applicable regulations. At our 2017 annual meeting, our shareholders approved our proposal to provide you with this opportunity once every three years. Accordingly, at our 2020 annual meeting, shareholders overwhelmingly approved the say-on-pay resolution presented at the meeting; more than 96% of the shares represented in person or by proxy at the meeting, and more than 97% of votes cast, voted to approve our executive compensation. The compensation committee and the board reviewed these voting results and, given the strong level of support, did not make any changes to our executive compensation program or principles in response to the vote. The next shareholder vote on say-on-pay is scheduled for this year as Proposal No. 2. Separately, we are required at least once every six years to conduct an advisory shareholder vote on the frequency of the say-on-pay vote. Since we last held an advisory vote on the frequency of the say-on-pay resolution in 2017, the next shareholder vote on the frequency of our say-on-pay vote is scheduled for this year as Proposal No. 3.

Compensation Committee Report

The compensation committee has reviewed and discussed with management the compensation discussion and analysis included in this proxy statement. Based on the review and discussion, the committee recommended to the board of directors that the compensation discussion and analysis be included in this proxy statement for filing with the SEC.

Compensation Committee Members

Matthew T. Moroun, Chairman
Tim Phillips

COMPENSATION TABLES

Summary Compensation Table

The following table sets forth information for the fiscal years ended December 31, 2022, 2021, and 2020 concerning the compensation of our named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus[1] ($)	Stock Awards[2] ($)	All Other Compensation[3] ($)	Total ($)
Tim Phillips *Chief Executive Officer and President*	2022	559,269	588,000	-	133	1,147,402
	2021	500,032	500,000	-	133	1,000,165
	2020	488,494	450,000	1,129,200	139	2,067,833
Jude Beres *Chief Financial Officer and Treasurer*	2022	479,375	349,315	-	133	828,823
	2021	456,521	415,000	-	133	871,654
	2020	425,873	390,000	88,700	139	904,712

(1) The amounts in the bonus column represent the actual amounts earned in the relevant years.

(2) The amounts in the stock awards columns relate to time-based restricted stock awards granted in the year represented by the applicable row of the table. The dollar amounts reported represent the fair value of the awards on the grant dates, excluding the effect of estimated forfeitures, as computed in accordance with FASB Topic 718. Assumptions used in the valuation are discussed in Note 14, "Stock Based Compensation," to the Financial Statements included in Item 15 of our Annual Report on Form 10-K for the year ended December 31, 2022.

(3) The amounts shown represent term life insurance premiums.

Employment Agreements

Tim Phillips. Under our employment agreement with Mr. Phillips, we agreed to pay him an initial annual salary of $500,032. The agreement also reflects the Company making a cash bonus award to Mr. Phillips for his performance in 2019 of $240,000. We paid the initial 20% installment of the award in 2020, and we paid the balance of the award in 2021. The employment agreement also contemplates a restricted stock award of 60,000 shares, which vests in installments of 20,000 shares on January 10, 2024 and January 10, 2026, and installments of 10,000 shares on January 10, 2027 and January 10, 2028. Vesting is subject to his continued employment with the Company. The employment agreement includes provisions regarding termination of employment and non-competition, non-solicitation, and confidentiality obligations to the Company. Additional information regarding these provisions is discussed below under the heading "Potential Payments Upon Termination or Change in Control."

Jude Beres. The Company does not have a written employment agreement with Mr. Beres. Effective March 21, 2022, Mr. Beres' annual base salary was increased to $485,160.

Our executive officers may participate in bonus and other incentive plans that are approved from time to time by our board of directors or compensation committee. The executive officers are also entitled to any fringe benefits that we may provide for our employees in the normal course of our business.

Salary and Bonus Compared to Total Compensation

We have not established a proportion that salary and bonus should be of our executive officers' total compensation. As indicated in the Summary Compensation Table, the proportion for 2022 that salary and bonus were of total compensation ranged from 45.4% to 99.9% for our executive officers.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information as of December 31, 2022, regarding equity awards, including unexercised stock options, for each of the named executive officers.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Tim Phillips….	-	-	-	-	-	62,500	2,090,000	-	-
Jude Beres …..	-	-	-	-	-	7,500	250,800	-	-

(1) Based on the closing market price of $33.44 per share of our common stock as reported on the NASDAQ Global Market on December 30, 2022.

Stock Vested in 2022

The following table contains information about restricted stock awards vested by each of our named executive officers during 2022.

	Option Awards		Stock Awards	
Name	Number of shares acquired on exercise	Value realized on exercise ($)	Number of shares acquired on vesting	Value realized on vesting ($) (1)
Tim Phillips	-	-	2,500	58,900
Jude Beres..	-	-	2,500	58,900

(1) The value is based on the closing market price of $33.44 per share of our common stock on December 30, 2022 as reported on the NASDAQ Global Market.

Potential Payments Upon Termination or Change In Control

Generally, the employment agreements that we enter into with our named executive officers provide for payments that may be made to them following termination of their employment. We discuss below and quantify in the tables that follow the potential payments under our employment agreement with our chief executive officer and the other payments to which our named executive officers would have been entitled upon termination as of December 31, 2022. We do not currently have an employment agreement in place for Mr. Beres, and we do not have any agreements or plans that provide for payments to any of our named executive officers based on the occurrence of a change in control of the Company.

No Payments If There Is a Termination for Just Cause

In the event that one of our named executive officers is terminated for just cause, including conviction of a crime, moral turpitude, gross negligence in the performance of duties, intentional failure to perform duties, insubordination, or dishonesty, we would have no obligation to pay base salary, bonuses or benefits beyond the last day worked.

Payments Upon Death

In the event of the death of one of our named executive officers, we would pay the executive officer his base salary through the date of death.

Payments Upon Disability

In the event that a named executive officer becomes disabled and is unable to perform his duties, we may terminate his employment. If Mr. Phillips' employment had been terminated due to disability, he would have been entitled to receive his base salary and benefits for three months following the date of disability, plus any bonus earned but not yet paid.

Payments Upon Termination Based on Our Best Interest

In the event that a named executive officer is terminated by our board of directors based upon a determination that such action would serve the Company's best interest, we would generally have no obligation to pay base salary or benefits beyond the last day worked. However, Mr. Phillips would have been entitled to receive his base salary and COBRA benefits for a period of 12 months following the termination of his employment, subject to his execution of a separation agreement with the Company within 21 days.

Payments Upon Resignation, Including Retirement

Mr. Phillips had the right to resign by providing three months' written notice of his intent to resign. Following such notice, we were entitled to terminate his employment before the end of the three-month notice period. In the event Mr. Phillips resigned with the required three months' notice or was terminated following such notice, Mr. Phillips would have been entitled to receive his base salary and COBRA benefits through the end of the three-month notice period. Upon retirement, a named executive officer would also be entitled to receive any bonus amounts earned, but not yet paid.

Employee Obligations

Under his employment agreement, Mr. Phillips agreed not to compete with, or solicit or retain business that is competitive with, our business, or that of specified affiliates of our chairman of the board, Mr. Matthew T. Moroun, for 12 months after his employment with us terminates. Mr. Phillips also agreed that he will not for two years after his employment with us terminates encourage, solicit or otherwise attempt to persuade any of our employees or any employees of the specified affiliates to leave our employment or employment with the specified affiliates. If Mr. Phillips were to hire from us one of our employees, he has agreed to pay us 30% of the employee's first year's gross compensation. Under the employment agreement, Mr. Phillips also agreed to maintain the confidentiality of our proprietary information.

Stock Awards

Unvested shares of restricted stock are generally forfeited at the time of termination. However, certain awards of restricted stock to our named executive officers contain provisions under which the unvested shares will either continue to vest or automatically vest upon a termination due to death, disability, termination without cause, retirement after reaching a specified age or in other circumstances at the discretion of the board of directors or the compensation committee. Our restricted stock bonus award agreement with Mr. Phillips dated January 10, 2020 provides that, subject to his compliance with the covenants in his employment agreement that survive his retirement, any unvested shares of restricted stock granted under the agreement will continue to vest in accordance with the agreement's vesting schedule if Mr. Phillips' continued service with us terminates due to his voluntary retirement after he reaches the age of 62.

Phillips Employment Agreement

We entered into an employment agreement with Mr. Phillips on January 10, 2020. Mr. Phillips has agreed not to compete with, or solicit or retain business that is competitive with, our business, or that of specified affiliates of Mr. Matthew T. Moroun for a period of six months after Mr. Phillips' employment with us terminates. In the event that Mr. Phillips is terminated in the best interest of the Company, the duration of his covenant not to compete can be extended for one year, in which case Mr. Phillips will be entitled to receive base salary for a period of 12 months. Mr. Phillips has also agreed that he will not, for a period of 24 months after termination, encourage, solicit or otherwise attempt to persuade any of our employees or any employees of the specified affiliates to leave our employment or employment with the specified affiliates. If Mr. Phillips hires, directly or indirectly, an employee from us or a specified affiliate during the restricted period, Mr. Phillips has agreed to pay us or our affiliate 30% of the employee's first year's gross compensation. Under the employment agreement, Mr. Phillips has also agreed to maintain the confidentiality of our proprietary information.

Table of Payments Upon Termination of Employment

The following tables provide information regarding amounts payable to each of our named executive officers for 2022 in connection with the termination of his employment. The amounts shown assume that termination of employment was effective as of December 31, 2022, the last business day of our 2022 fiscal year, and include estimates of the amounts that would have been paid. Amounts payable under employment agreements would be paid in equal installments pursuant to the Company's regularly scheduled payrolls. The actual amounts would only be determined upon an officer's termination of employment.

				Tim Phillips		
Benefits and Payments Upon Termination	Just Cause ($)	Death ($)	Disability ($)	Best Interest of the Company ($)(1)	Resignation ($)	Retirement ($)
Base Salary	-	-	140,010	575,352	140,010	140,010
Non-Equity Incentive Plan Compensation (2)	-	-	486,000	-	-	486,000
All Other Compensation (3)	-	83,600	83,600	-	-	83,600
Total:	-	83,600	709,610	575,352	140,010	709,610

(1) Mr. Phillips would be entitled to receive his base salary and benefits for a period of 12 months following termination in the best interest of the Company.

(2) Upon disability or retirement, Mr. Phillips would be entitled to receive any bonus amounts earned but not yet paid.

(3) Represents 2,500 unvested shares of restricted stock that would have vested immediately upon termination, based on the closing market price of $33.44 per share of our common stock on December 30, 2022 as reported on the NASDAQ Global Market.

				Jude Beres		
Benefits and Payments Upon Termination	Just Cause ($)	Death ($)	Disability ($)	Best Interest of the Company ($)	Resignation ($)	Retirement ($)
Base Salary	-	-	-	-	-	-
Non-Equity Incentive Plan Compensation (1)	-	-	-	-	-	732,875
All Other Compensation (2)	-	83,600	83,600	-	-	83,600
Total:	-	83,600	83,600	-	-	816,475

(1) Upon retirement, Mr. Beres would be entitled to receive any bonus amounts earned but not yet paid.

(2) Represents 2,500 unvested shares of restricted stock that would have vested immediately upon termination, based on the closing market price of $33.44 per share of our common stock on December 30, 2022 as reported on the NASDAQ Global Market.

Pension Benefits Table

We do not offer, and the named executive officers did not participate in, any pension plan during any period while employed by us.

Non-Qualified Deferred Compensation

We do not offer, and the named executive officers did not participate in, any non-qualified deferred compensation programs during the fiscal year ended December 31, 2022.

Pay-Ratio Disclosure

The following information relates to the relationship of the annual total compensation of our employees and the annual total compensation of our chief executive officer, Tim Phillips, calculated in accordance with Regulation S-K. For 2022, our last completed fiscal year:

We provide fair and equitable compensation to our employees through a combination of competitive base pay, incentives, retirement plans, and other benefits. We are disclosing the following pay ratio and supporting information, which compares the annual total compensation of our employees other than Mr. Phillips (including full-time, part-time, seasonal and temporary employees) and the annual total compensation of Mr. Phillips as required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act. The pay ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

For 2022, our last completed fiscal year:

- The median of the annual total compensation of all of our employees (other than our chief executive officer) was $49,756; and

- The annual total compensation of our chief executive officer, as reported in the Summary Compensation Table included in this proxy statement, was $1,147,402.

Based on this information, the ratio of the annual total compensation of our chief executive officer to the median of the annual total compensation of all employees for 2022 was 23 to 1.

In determining the median of the annual total compensation of all employees, other than our CEO, we identified the "median employee" for 2022. Item 402(u) of Regulation S-K requires us to identify the median employee once every three years, unless a change in employee population or compensation arrangements is likely to result in a significant change in our CEO pay ratio disclosures.

To identify the "median employee" as of our determination date of December 31, 2022, we took the following steps:

We determined that our employee population consisted of approximately 8,646 individuals, with all of these individuals located in the United States (7,855), Mexico (605) and Colombia (186). This population consisted of our full-time, part-time and temporary employees.

We selected December 31, 2022 as the date upon which we would identify the "median employee" because it enabled us to make such identification in a reasonably efficient and economical manner.

To identify the "median employee" from our employee population, we compared the amount of salary, wages, and tips of our employees as reflected in our payroll records for 2022. During this analysis, the compensation for employees hired during the year was annualized. We excluded equity awards and bonus payments from our compensation measure because we did not widely distribute such awards and bonuses to our employees. We identified our median employee using this compensation measure, which was consistently applied to all our employees included in the calculation.

Finally, we determined the median of the annual total compensation of all employees for 2022 by identifying and calculating the elements of the median employee's compensation for 2022 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K.

Pay Versus Performance Table

The following table sets forth information for the fiscal years ended December 31, 2022, 2021, and 2020 concerning the compensation of our named executive officers relative to our performance.

Year	Summary Compensation Table Total for CEO (1)	Compensation Actually Paid to CEO (2)	Average Summary Compensation Table Total for Non-CEO NEOs (3)	Average Compensation Actually Paid to Non-CEO NEOs (4)	Value of Initial Fixed $100 Investment Based On:		Net Income	Operating Margin (7)
					Total Shareholder Return (5)	Peer Group Total Shareholder Return (6)		
2022	1,147,402	2,055,927	828,690	935,448	185	98	168,632,000	11.9%
2021	1,000,165	896,040	871,654	862,679	103	120	73,733,000	5.9%
2020	2,067,833	2,186,333	904,712	931,262	110	106	48,132,000	5.8%

(1) The dollar amounts reported in this column are the amounts of total compensation reported for Tim Phillips, our CEO, in each corresponding year in the "Total" column of the Summary Compensation Table.

(2) The dollar amounts reported in this column represent the amount of "Compensation Actually Paid" to Mr. Phillips as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. Phillips during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Mr. Phillips' total compensation for each year to determine the compensation actually paid:

Adjustments to Determine Compensation Actually Paid to CEO	2022	2021	2020
Equity Awards			
Deduction for amounts reported under the "Stock Awards" column in the Summary Compensation Table	-	-	(1,129,200)
Deduction for amounts reported under the "Option Awards" column in the Summary Compensation Table	-	-	-
Increase for fair value of awards granted during year that remain outstanding as of covered year end	-	-	1,235,400
Increase for fair value of awards granted during year that vested during covered year	-	-	-
Increase/deduction for change in fair value from prior year-end to covered year-end of awards granted prior to covered year that were outstanding and unvested as of year-end	911,250	(112,450)	12,225
Increase/deduction for change in fair value from prior year-end to vesting date of awards granted prior to covered year that vested during covered year	(2,725)	8,325	75
Deduction of fair value of awards granted prior to covered year that were forfeited during covered year	-	-	-
Increase based upon incremental fair value of awards modified during year	-	-	-
Total Adjustments	**908,525**	**(104,125)**	**118,500**

(3) Since Jude Beres, our CFO, is our only non-CEO named executive officer, the dollar amounts reported in this column are the amounts of total compensation reported for Mr. Beres in each corresponding year in the "Total" column of the Summary Compensation Table.

(4) Since Jude Beres, our CFO, is our only non-CEO named executive officer, the amounts in this column represent the "compensation actually paid" to Mr. Beres for each of the years presented as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. Beres during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total compensation for Mr. Beres for each year to determine the compensation actually paid, using the same methodology described above in Note 2:

Adjustments to Determine Compensation Actually Paid to Non-CEO NEO	2022	2021	2020
Equity Awards			
Deduction for amounts reported under the "Stock Awards" column in the Summary Compensation Table	-	-	(88,700)
Deduction for amounts reported under the "Option Awards" column in the Summary Compensation Table	-	-	-
Increase for fair value of awards granted during year that remain outstanding as of covered year end	-	-	102,950
Increase for fair value of awards granted during year that vested during covered year	-	-	-
Increase/deduction for change in fair value from prior year-end to covered year-end of awards granted prior to covered year that were outstanding and unvested as of year-end	109,350	(17,300)	12,225
Increase/deduction for change in fair value from prior year-end to vesting date of awards granted prior to covered year that vested during covered year	(2,725)	8,325	75
Deduction of fair value of awards granted prior to covered year that were forfeited during covered year	-	-	-
Increase based upon incremental fair value of awards modified during year	-	-	-
Total Adjustments	**106,625**	**(8,975)**	**26,550**

(5) The total shareholder return is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between our stock price at the end and the beginning of the measurement period by our stock price at the beginning of the measurement period.

(6) The peer group used by the Company consists of the companies used in the Company's performance graph as required by Item 201(e) of Regulation S-K and reported in Part II, Item 5 of its annual report on Form 10-K for the fiscal year ended December 31, 2022, namely the Nasdaq Transportation Index.

(7) Operating margin is calculated as income from operations divided by total revenues, as included in our annual financial statements.

Relationship between "Compensation Actually Paid" and Performance

The following graphs represent the relationship between the compensation "actually paid" as disclosed in the Pay vs. Performance Table and the Company TSR, Peer Group Index TSR, Net Income, and Operating Margin:









Most Important Financial Performance Measures for 2022

In our assessment, the most important financial performance measures we use to link compensation actually paid to the CEO and Non-CEO NEOs to Company performance for fiscal 2022 are:

- Operating Margin,
- Revenue Growth, and
- EBITDA Margin.

AUDIT-RELATED MATTERS

Audit Committee Report

Each current member of the audit committee is independent, as independence for audit committee members is defined in the NASDAQ listing standards and the rules of the SEC.

The audit committee's primary purpose is to assist the board of directors in overseeing:

- the accounting and financial reporting process;

- audits of financial statements and internal control over financial reporting; and

- internal control and audit functions.

In carrying out its responsibilities, the audit committee supervises the relationship between us and our independent auditor, including having direct responsibility for the auditor's appointment, compensation and retention, reviewing the scope of its audit services, and approving audit and permissible non-audit services. The audit committee reviews and discusses the annual and quarterly financial statements and reviews the activities of our internal audit function.

Management is responsible for the preparation, presentation and integrity of our financial statements and for the appropriateness of the accounting principles and reporting policies that are used. Management is also responsible for testing the system of internal controls and reporting to the audit committee on any significant deficiencies or material weaknesses that are found.

The audit committee discussed with Universal's independent registered public accounting firm, Grant Thornton LLP, who is responsible for expressing an opinion on the conformity of our audited financial statements with generally accepted accounting principles, its judgments as to the quality and the acceptability of our financial reporting and such other matters as are required to be discussed with the audit committee under standards of the Public Company Accounting Oversight Board, including the matters required to be discussed pursuant to Auditing Standard 1301 (Communications with Audit Committees). The audit committee and Grant Thornton also reviewed management's assessment included in management's report on internal control over financial reporting and Grant Thornton's opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2022.

The audit committee has discussed with Grant Thornton the firm's independence from management and us and has received from Grant Thornton the written disclosures and letter required by PCAOB Rule 3526 (Communication with Audit Committees Concerning Independence). The audit committee has considered the compatibility of the provision of non-audit services with maintaining Grant Thornton's independence.

In fulfilling its oversight responsibilities, the audit committee has reviewed and discussed the audited financial statements in the annual report on Form 10-K for the year ended December 31, 2022, with both management and our independent registered public accounting firm. The audit committee's review included a discussion of the quality and integrity of the accounting principles, the reasonableness of significant estimates and judgments, and the clarity of disclosures in the financial statements.

In reliance on the reviews and discussions referred to above, the audit committee recommended to the board of directors that the audited financial statements be included in the annual report on Form 10-K for the year ended December 31, 2022, for filing with the SEC.

Audit Committee Members

Richard P. Urban, Chairman
Grant E. Belanger
Daniel J. Deane

Audit Committee Approval Policies

The audit committee pre-approves audit services and non-audit services that are to be performed for us by our independent auditor. The audit committee has delegated authority to its chairman, or any two of its other members acting together, to approve, between meetings of the audit committee, audit services and permissible non-audit services. Approvals between meetings are required to be reported to the audit committee at its next meeting. In addition to there being engagement letters for audit services, the audit committee has determined that there should be an engagement letter for any non-audit services that are to be performed by the independent auditor. All of the services described in the table above were pre-approved by the audit committee or by the chairman of the audit committee under the authority delegated by the audit committee.

Services Provided by Outside Auditors

The following table shows the fees for professional services of Grant Thornton for audit and other services they provided to us for 2022 and 2021.

	2022	2021
Audit Fees (1)	$ 599,737	$ 651,463
Audit-Related Fees (2)	54,000	70,000
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$ 653,737	$ 721,463

(1) Includes fees billed for professional services for the audit of our financial statements included in our annual report on Form 10-K, and reviews of our financial statements included in our quarterly reports on Form 10-Q. This category also includes fees for services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagement, including consents issued in connection with SEC filings.

(2) Other fees for 2022 and 2021 related to fees charged for services regarding a separate audit of a group of subsidiaries and supplemental opinions required in connection with the Company's credit facilities.

PROPOSALS TO BE PRESENTED AT THE MEETING

Proposal No. 1: Election of Directors

Our board of directors has nominated for election at the Annual Meeting each of the following persons to serve until the 2024 Annual Meeting of Shareholders or until their successors are duly elected and qualified:

Grant E. Belanger
Frederick P. Calderone
Daniel J. Deane
Clarence W. Gooden
Matthew J. Moroun
Matthew T. Moroun
Timothy Phillips
Michael A. Regan
Richard P. Urban
H. E. Scott Wolfe

Unless otherwise instructed, the persons named as proxies intend to vote all proxies received for the election of the 10 director nominees. All of the nominees have indicated their willingness to serve on the board of directors. If any nominee should become unwilling or unavailable to serve, our board may select a substitute nominee, and in that event the proxies intend to vote all proxies for the person selected. If a substitute nominee is not selected, the proxies intend to vote for the election of the remaining nominees. Our board has no reason to believe that any of the nominees will become unavailable to serve.

Our Board of Directors unanimously recommends a vote <u>FOR</u> the election of each of the nominees listed above to our Board of Directors.

Proposal No. 2: Advisory Vote on the Compensation of our Named Executive Officers

We are offering to our shareholders a non-binding advisory vote on our 2022 named executive officer compensation, including the compensation of our chief executive officer, pursuant to Section 14A of the Exchange Act. While the vote is non-binding, the board of directors values the opinions that shareholders express through their votes and in any additional dialogue. The board of directors will consider the outcome of the vote when making future compensation decisions.

As discussed in the "Compensation Discussion and Analysis" section beginning on page 15, our board of directors generally has provided compensation programs for our NEOs that we believe align the interests of our executives with the interests of our shareholders by rewarding performance based on the overall performance of the Company, as well as the achievement of specific personal goals, which the board believes will ultimately maximize shareholder value. We believe that our executive compensation program strikes the appropriate balance between utilizing responsible, measured pay practices and effectively incentivizing our executives to dedicate themselves fully to value creation for our shareholders. Additional information relevant to your vote can be found in the "Compensation Tables" section on pages 19 to 26.

We have conducted a review of our compensation programs, including our annual cash and other compensation programs. We believe that our policies and practices are designed to reward individual performance based on our overall Company performance and are aligned with the achievement of both long-term and short-term Company goals. We believe the balance of short-term and long-term compensation continues to align our executives' interests with those of our shareholders and discourages excessive risk taking for short-term gains. For the reasons set forth above, we ask for your advisory vote on the following resolution:

"RESOLVED, that Universal's shareholders hereby provide their advisory approval of the 2022 Named Executive Officer compensation as disclosed pursuant to the rules of the SEC in the Compensation Discussion and Analysis, the Summary Compensation Table, the other compensation tables and the related notes and narratives in this proxy statement."

Our Board of Directors unanimously recommends a vote <u>FOR</u> the advisory approval of our 2022 Named Executive Officer compensation as disclosed in this Proxy Statement.

Proposal No. 3: Advisory Vote on the Frequency of Shareholder Advisory Vote on Compensation of our Named Executive Officers

In accordance with Section 14A of the Exchange Act, the Company is providing shareholders with the opportunity to vote on a non-binding, advisory basis, regarding how frequently the Company will submit say-on-pay proposals to our shareholders in the future. Shareholders will be able to specify one of four choices for the proposal on the proxy card: every year, every two years, every three years, or abstain.

Our board of directors believes that, of the three alternative frequencies, submitting a non-binding, advisory say-on-pay resolution to shareholders every three years is preferable. In making its recommendation, our board of directors reached its conclusion for several reasons, including the following:

- Our executive compensation program is designed to support long-term value creation, and a three-year vote will provide shareholders sufficient time to evaluate our executive compensation program in relation to our long-term performance.

- It will provide us with the time to thoughtfully respond to shareholders' sentiments and implement any necessary changes to our executive compensation policies and procedures.

- We will continue to engage with our shareholders regarding our executive compensation program during the period between shareholder votes.

For the reasons set forth above, we ask for your advisory vote on the following resolution:

"RESOLVED, that the shareholders advise that an advisory resolution with respect to executive compensation should be presented to the shareholders every year, once every two years, or once every three years as reflected by their votes for each of these alternatives in connection with this resolution."

In order for any of the three alternative frequencies set forth in the resolution above to be approved, it must receive a majority of the votes cast on this proposal. Given the number of choices, it is possible that none of the alternative frequencies will receive a majority of the votes cast. However, shareholders will still be able to communicate their preference with respect to the frequency of say-on-pay proposals by choosing from among these three alternatives. Abstentions and broker non-votes will not be treated as votes cast and, accordingly, will have no effect on the outcome of the vote on this proposal.

This proposal is a non-binding, advisory resolution, and therefore will not have any binding legal effect on the Company or our board of directors. However, our board of directors will consider the results of the vote on this proposal in its decision regarding the frequency with which the Company submits say-on-pay proposals in the future. Unless otherwise instructed, proxies solicited by our board of directors will be voted in favor of including the say-on-pay resolution every three years.

Our Board of Directors unanimously recommends a vote for a frequency of once every "THREE YEARS" for the advisory vote on executive compensation.

Proposal No. 4: Ratification of Appointment of Independent Registered Accounting Firm

The firm of Grant Thornton LLP has been selected by our audit committee to serve as our independent registered public accounting firm for the year ending December 31, 2023.

Although the submission of this matter for approval by the shareholders is not legally required, the board believes that such a submission follows sound business practice and is in the best interests of the shareholders.

If the appointment is not ratified by the holders of a majority of the shares present in person or by proxy at the annual meeting, we will consider the selection of another accounting firm. If such a selection were made, it may not become effective until 2024 because of the difficulty and expense of making such a substitution.

A representative of Grant Thornton is expected to attend the annual meeting and will be available to respond to appropriate questions. That representative will have the opportunity to make a statement if he or she so desires.

Our Board of Directors unanimously recommends a vote <u>FOR</u> the ratification of the appointment of Grant Thornton LLP as the Company's independent registered accounting firm for the 2023 calendar year.

OTHER MATTERS

We do not know of any matters to be brought before the meeting other than those described in this proxy statement. If any other matter properly comes before the meeting, the persons designated as proxies will vote on each such matter in accordance with their best judgment.

ADDITIONAL INFORMATION

Availability of Annual Report to Shareholders and Form 10-K

Additional information concerning us, including our financial statements, is provided in our 2022 annual report to shareholders that accompanies this proxy statement. Our annual report on Form 10-K for the year ended December 31, 2022, as filed with the SEC, is available to shareholders who make a written request for it to our secretary, Steven Fitzpatrick, at our principal executive office, 12755 E. Nine Mile Road, Warren, Michigan 48089. Copies of exhibits filed with that report or referenced in it will be furnished to shareholders of record upon request and payment of our expenses in furnishing such documents. The annual report is also available on our website at www.universallogistics.com under the captions of "Investor Relations" and "Corporate Governance."

Shareholder Proposals for 2024 Annual Meeting

If you wish to submit a proposal to be considered at the 2024 annual meeting, you must comply with the following procedures. Any communication to be made to our secretary as described below should be sent to Secretary, Universal Logistics Holdings, Inc., 12755 E. Nine Mile Road, Warren, Michigan 48089.

Proxy Statement Proposal

If you intend to present a proposal for inclusion in our proxy statement for the 2024 annual meeting, you must give written notice to our secretary on or before December 1, 2023. The proposal must comply with SEC regulations under Rule 14a-8.

Matters for Annual Meeting Agenda

If you intend to bring a matter before next year's meeting, other than by submitting a proposal for inclusion in our proxy statement, our secretary must receive your notice no earlier than December 1, 2023 and no later than December 31, 2023. You must include a full description of each item, identify the name and address of the person proposing the item and, if different, provide the name and address of the shareholder on whose behalf the business is to be brought. You must also disclose the number of shares such person held of record, held beneficially, and that are represented by proxy as of the record date for the meeting and as of the date of the notice. If any item of business involves a nomination for director, you must provide all information regarding each nominee that would be required in a definitive proxy statement filed with the SEC pursuant to Section 14 of the Exchange Act, as well as the written consent of each such nominee to serve if elected. If so requested by us, you must also submit all other information required to be filed with the SEC if, with respect to the business proposed to be brought before the meeting, the person proposing such business was a participant in a solicitation subject to Section 14 of the Exchange Act.

By order of the board of directors,

/s/ Steven Fitzpatrick

STEVEN FITZPATRICK
Vice President – Finance and Investor Relations, Secretary

March 31, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 0-51142

UNIVERSAL LOGISTICS HOLDINGS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Michigan	**38-3640097**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**

12755 E. Nine Mile Road
Warren, Michigan 48089
(Address, including Zip Code of Principal Executive Offices)

(586) 920-0100
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, no par value	ULH	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2).   Yes ☐   No ☒

As of July 2, 2022, the last business day of the registrant's most recently completed second quarter, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant, based upon the closing sale price of the common stock on July 1, 2022, as reported by The Nasdaq Stock Market, was approximately $182.1 million (assuming, but not admitting for any purpose, that all (a) directors and executive officers of the registrant are affiliates, and (b) the number of shares held by such directors and executive officers does not include shares that such persons could have acquired within 60 days of July 2, 2022).

The number of shares of common stock, no par value, outstanding as of March 6, 2023, was 26,284,424.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the Registrant's 2023 Annual Meeting of Shareholders are incorporated by reference in Part III of this Form 10-K.

UNIVERSAL LOGISTICS HOLDINGS, INC.
2022 ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K ("Form 10-K") contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties. Many of the forward-looking statements are located in Part II, Item 7 of this Form 10-K under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations." Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical or current fact. Forward-looking statements can also be identified by words such as "future," "anticipates," "believes," "targets," "estimates," "expects," "intends," "will," "would," "could," "can," "may," and similar terms. Forward-looking statements are not a guarantee of future performance, and the Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed in Part I, Item 1A of this Form 10-K under the heading "Risk Factors," which are incorporated herein by reference. All information presented herein is based on the Company's fiscal calendar. Unless otherwise stated, references to particular years, quarters, months, or periods refer to the Company's fiscal years ended December 31 and the associated quarters, months, and periods of those fiscal years. Each of the terms "Universal," the "Company," "we," "us" and "our" as used herein refers collectively to Universal Logistics Holdings, Inc., and its subsidiaries, unless otherwise stated. The Company assumes no obligation to revise or update any forward-looking statements for any reason, except as required by law.


PART I


ITEM 1:   BUSINESS

Company Background

Universal Logistics Holdings, Inc. is a holding company that owns subsidiaries engaged in providing a variety of customized transportation and logistics solutions throughout the United States, and in Mexico, Canada and Colombia. Our operating subsidiaries provide customers a broad array of services across their entire supply chain, including truckload, brokerage, intermodal, dedicated and value-added services.

Our operating subsidiaries provide a comprehensive suite of transportation and logistics solutions that allow our customers to reduce costs and manage their global supply chains more efficiently. We market and deliver our services in several ways:

- Through a direct sales and marketing network focused on selling our portfolio of services to large customers in specific industry sectors;

- Through company-managed facilities and full-service freight forwarding and customs house brokerage offices; and

- Through a network of agents who solicit freight business directly from shippers.

At December 31, 2022, we operated 51 company-managed terminal locations and serviced 63 value-added programs at locations throughout the United States and in Mexico, Canada and Colombia, and we had an agent network totaling approximately 240 agents.

We were incorporated in Michigan on December 11, 2001. We have been a publicly held company since February 11, 2005, the date of our initial public offering.

Our principal executive offices are located at 12755 E. Nine Mile Road, Warren, Michigan 48089.

Operations

We broadly group our revenues into the following service categories: truckload, brokerage, intermodal, dedicated, and value-added services.

Truckload. Our truckload services include dry van, flatbed, heavy-haul and refrigerated operations. Truckload services represented approximately $230.7 million, or 11.4%, of our operating revenues in 2022. We transport a wide variety of general commodities, including automotive parts, machinery, building materials, paper, food, consumer goods, furniture, steel and other metals on behalf of customers in various industries.

Brokerage. We provide customers freight brokerage services by utilizing third-party transportation providers to transport goods. Brokerage services also include full service domestic and international freight forwarding, and customs brokerage. In 2022, brokerage services represented approximately $368.9 million, or 18.3%, of our operating revenues.

Intermodal. Intermodal operations include steamship-truck, rail-truck, and support services. Intermodal support services represented $591.9 million, or 29.4%, of our operating revenues in 2022. Our intermodal support services are primarily short-to-medium distance delivery of both international and domestic containers between the railhead or port and the customer.

Dedicated. Our dedicated services are primarily provided in support of automotive customers using van equipment. In 2022, dedicated services represented approximately $324.6 million, or 16.1%, of our operating revenues. Our dedicated services are primarily short run or round-trip moves within a defined geographic area provided through a network of union and non-union employee drivers, owner-operators, and contract drivers.

Value-Added. Our value-added services, which are typically dedicated to individual customer requirements, include material handling, consolidation, sequencing, sub-assembly, cross-dock services, kitting, repacking, warehousing and returnable container management. Value-added services represented approximately $499.3 million, or 24.8%, of our operating revenues in 2022. Our facilities and services are often directly integrated into the production processes of our customers and represent a critical piece of their supply chains.

Segments

We report our financial results in four distinct reportable segments: contract logistics, intermodal, trucking, and company-managed brokerage.

Operations aggregated in our contract logistics segment deliver value-added and/or dedicated transportation services to support in-bound logistics to original equipment manufacturers (OEMs) and major retailers on a contractual basis, generally pursuant to terms of one year or longer. Our intermodal segment is associated with local and regional drayage moves predominately coordinated by company-managed terminals using a mix of owner-operators, company equipment and third-party capacity providers (broker carriers). Operations aggregated in our trucking segment are associated with individual freight shipments coordinated primarily by our agents using a mix of owner-operators, company equipment and broker carriers. Our company-managed brokerage segment provides for the pick-up and delivery of individual freight shipments using broker carriers, coordinated by our company-managed operations.

For additional information on segments, see Item 8, Note 17 to the Consolidated Financial Statements.

Impact of COVID-19

Our operations have been impacted by the COVID-19 global pandemic. We began our COVID-19 response activities in the first quarter of 2020, which required expanded health and safety policies, facility modifications, increased security coverage, and purchase and distribution of personal protective equipment and supplies. Any future waves or outbreaks of alternative strains of the virus could adversely impact our future operations and financial results.

Business and Growth Strategy

The key elements of our strategy are as follows:

Make strategic acquisitions. The transportation and logistics industry is highly fragmented, with hundreds of small and mid-sized competitors that are either specialized in specific vertical markets, specific service offerings, or limited to local and regional coverage. We expect to selectively evaluate and pursue acquisitions that will enhance our service capabilities, expand our geographic network and/or diversify our customer base.

Continue to capitalize on strong industry fundamentals and outsourcing trends. We believe long-term industry growth will be supported by manufacturers seeking to outsource non-core logistics functions to cost-effective third-party providers that can efficiently manage increasingly complex global supply chains. We intend to leverage our integrated suite of transportation and logistics services, our network of facilities, our long-term customer relationships, and our reputation for operational excellence to capitalize on favorable industry fundamentals and growth expectations.

Target further penetration of key customers in the North American automotive industry. The automotive industry is one of the largest users of global outsourced logistics services, providing us growth opportunities with both existing and new customers. Of our customers generating revenues greater than $100,000 per year, this sector comprised approximately 36% of operating revenues in 2022. We intend to capitalize on anticipated continued growth in outsourcing of higher value logistics services in the automotive sector such as sub-assembly and sequencing, which link directly into production lines and require specialized capabilities, technological expertise and strict quality controls.

Continue to expand penetration in other vertical markets. We have a history of providing highly complex value-added logistics services to automotive and other industrial customers. We have developed standardized, modular systems for material handling processes and have extensive experience in rapid implementation and workforce training. These capabilities and our broad portfolio of logistics services are transferable across vertical markets. We believe we can leverage the expertise we initially developed in the automotive sector. In addition to automotive, our targeted industries include aerospace, energy, government services, healthcare, industrial retail, consumer goods, and steel and metals.

Expand our network of agents and owner-operators. Increasing the number of agents and owner-operators has been a driver of our historical growth in transactional transportation services. We intend to continue to recruit qualified agents and owner-operators in order to penetrate new markets and expand our operations in existing markets. Our agents typically focus on a small number of shippers in a particular market and are attuned to the specific transportation needs of that core group of shippers, while remaining alert to growth opportunities.

Competition and Industry

The transportation and logistics service industry is highly competitive and extremely fragmented. We compete based on quality and reliability of service, price, breadth of logistics solutions, and IT capabilities. We compete with asset and non-asset based truckload and less-than-truckload carriers, intermodal transportation, logistics providers and, in some aspects of our business, railroads. We also compete with other motor carriers for owner-operators and agents.

Our customers may choose not to outsource their logistics operations and, rather, to retain or restore such activities as their own internal operations. In our largest vertical market, the automotive industry, we compete more frequently with a relatively small number of privately-owned firms or with subsidiaries of large public companies. These vendors have the scope and capabilities to provide the breadth of services required by the large and complex supply chains of automotive original equipment manufacturers (OEMs).

We also encounter competition from regional and local third-party logistics providers, integrated transportation companies that operate their own aircraft, cargo sales agents and brokers, surface freight forwarders and carriers, airlines, associations of shippers organized to consolidate their members' shipments to obtain lower freight rates, and internet-based freight exchanges.

The transportation industry is continuously impacted by new rules and regulations intended to improve the overall safety of the industry. Compliance with such increasingly complex rules continues to constrain the supply of qualified drivers. We believe that our industry will continue to be hindered by an insufficient quantity of qualified drivers which creates significant competition for this declining pool.

Customers

Revenue is generated from customers throughout the United States, and in Mexico, Canada and Colombia. Our customers are largely concentrated in the automotive, retail and consumer goods, steel and other metals, energy and manufacturing industries.

A significant percentage of our revenues are derived from the domestic auto industry. Of our customers generating revenues greater than $100,000 per year, aggregate sales in the automotive industry totaled 36%, 31% and 29% of revenues during the fiscal years ended December 31, 2022, 2021 and 2020, respectively. During 2022, 2021 and 2020, General Motors accounted for approximately 16%, 13% and 14% of our total operating revenues, respectively. Sales to our top 10 customers, including General Motors, totaled 42% in 2022. A significant percentage of our revenue also results from our providing capacity to other transportation companies that aggregate loads from a variety of shippers in these and other industries.

Human Capital Resources

Overview. As of December 31, 2022, we had 8,646 employees. During the year ended December 31, 2022, we also engaged, on average, the full-time equivalency of 1,326 individuals on a contract basis. As of December 31, 2022, approximately 39% of our employees in the United States, Canada, and Colombia and 80% of our employees in Mexico were members of unions and subject to collective bargaining agreements. We believe our union and employee relationships are good.

Diversity and Inclusion. We believe diversity and inclusion are critical to our ability to win in the marketplace and enable our workforce and communities to succeed. Specifically, having a diverse and inclusive workplace allows us to attract and retain the best employees to deliver results for our shareholders. A qualified, diverse, and inclusive workforce also helps us represent the broad cross-section of ideas, values, and beliefs of our employees, customers, and communities. Our commitment to diversity and inclusion means that we will continue to strive to establish and improve an inclusive workplace environment where employees from all backgrounds can succeed and be heard.

Employee Health and Safety. We are committed to being an industry leader in health and safety standards. The physical health, wellbeing, and mental health of our employees is crucial to our success. Most recently, our primary concern during the COVID-19 pandemic has been to do our part to protect our employees, customers, vendors, and the general public from the spread of the virus while continuing to serve the vital role of supplying essential goods to the nation. For essential functions, including our plant workers and driving professionals, we have distributed cleaning and protective supplies to various plants and terminals so that they are available to those that need them, increased cleaning frequency and coverage, and provided employees direction on precautionary measures, such as sanitizing truck interiors, personal hygiene, and social distancing. We will continue to adapt our operations as required to ensure safety while continuing to provide a high level of service to our customers.

Talent Acquisition, Retention and Development. We continually strive to hire, develop, and retain the top talent in our industry. Critical to attracting and retaining top talent is employee satisfaction, and we regularly implement programs to increase employee satisfaction. We reward our employees by providing competitive compensation, benefits, and incentives throughout all levels in our organization. Intense competition in the transportation and logistics services industry for qualified workers and drivers has resulted in additional expense to recruit and retain an adequate supply of employees and has had a negative impact on the industry. Our operations have also been impacted, we have periodically experienced under-utilization and increased expenses due to a shortage of qualified workers and drivers. We place a high priority on the recruitment and retention of an adequate supply of qualified workers and drivers.

Independent Contractor Network

We utilize a network of agents and owner-operators located throughout the United States and in Ontario, Canada. These agents and owner-operators are independent contractors.

A significant percentage of the interaction with our shippers is provided by our agents. Our agents solicited and controlled approximately 30% of the freight we hauled in 2022, with the balance of the freight being generated by company-managed terminals. Our top 100 agents in 2022 generated approximately 19% of our annual operating revenues. Our agents typically focus on three or four shippers within a particular market and solicit most of their freight business from this core group. By focusing on a relatively small number of shippers, each agent is acutely aware of the specific transportation needs of that core group of shippers, while remaining alert to growth opportunities.

We also contract with owner-operators to provide greater flexibility in responding to fluctuations in customer demand. Owner-operators provide their own trucks and are contractually responsible for all associated expenses, including but not limited to financing costs, fuel, maintenance, insurance, and taxes, among other things. They are also responsible for maintaining compliance with Federal Motor Carrier Safety Administration regulations.

Revenue Equipment

The following table represents our equipment used to provide transportation services as of December 31, 2022:

Type of Equipment	Company-owned or Leased	Owner-Operator Provided	Total
Tractors	1,847	2,207	4,054
Yard Tractors	244	—	244
Trailers	4,139	1,043	5,182
Chassis	3,372	1	3,373
Containers	129	—	129

Risk Management and Insurance

Our customers and federal regulations generally require that we provide insurance for auto liability and general liability claims up to $1.0 million per occurrence. Accordingly, in the United States, we purchase such insurance from a licensed casualty insurance carrier, which is a related party, providing a minimum $1.0 million of coverage for individual auto liability and general liability claims. We are generally self-insured for auto and general liability claims above $1.0 million unless riders are sought to satisfy individual customer or vendor contract requirements. In certain of our businesses, we have secured additional auto liability coverage where we are self-insured for claims above $4.0 million. In Mexico, our operations and investment in equipment are insured through an internationally recognized, third-party insurance underwriter.

We typically self-insure for the risk of motor cargo liability claims and material handling claims. Accordingly, we establish financial reserves for anticipated losses and expenses related to motor cargo liability and material handling claims, and we periodically evaluate and adjust those reserves to reflect our experience. Any such adjustments could have a materially adverse effect on our operations and financial results.

To reduce our exposure to claims incurred while a vehicle is being operated without a trailer attached or is being operated with an attached trailer which does not contain or carry any cargo, we require our owner-operators to maintain non-trucking use liability coverage (which the industry refers to as deadhead bobtail coverage) of $2.0 million per occurrence.

Technology

We use multifaceted software tools and hardware platforms that support seamless integration with the IT networks of our customers and vendors through electronic data exchange systems. These tools enhance our relationships and ability to effectively communicate with customers and vendors. Our tools and platforms provide real-time, web-based visibility into the supply chains of our customers.

In our contract logistics segment, we customize our proprietary Warehouse Management System (WMS) to meet the needs of individual customers. Our WMS allows us to send our customers an advance shipping notice through a simple, web-based interface that can be used by a variety of vendors. It also enables us to clearly identify and communicate to the customer any vendor-related problems that may cause delays in production. We also use cross-dock and container-return-management applications that automate the cycle of material receipt and empty container return.

Our proprietary and third-party transportation management system allows full operational control and visibility from dispatch to delivery, and from invoicing to receivables collections. For our employee drivers, the system provides automated dispatch to hand-held devices, satellite tracking for quality control and electronic status broadcasts to customers when requested. Our international and domestic air freight and ocean forwarding services use similar systems with added functionalities for managing air and ocean freight transportation requirements. All of these systems have customer-oriented web interfaces that allow for full shipment tracking and visibility, as well as for customer shipment input. We also provide systems that allow agents to list pending freight shipments and owner-operators with available capacity and track particular shipments at various points in the shipping route.

We believe that these tools improve our services and quality controls, strengthen our relationships with our customers, and enhance our value proposition. Any significant disruption or failure of these systems could have a materially adverse effect on our operations and financial results.

Government Regulation

Our operations are regulated and licensed by various U.S. federal and state agencies, as well as comparable agencies in Mexico, Canada, and Colombia. Interstate motor carrier operations are subject to the broad regulatory powers, to include drug and alcohol testing, safety and insurance requirements, prescribed by the Federal Motor Carrier Safety Administration (FMCSA), which is an agency of the U.S. Department of Transportation (DOT). Matters such as weight and equipment dimensions also are subject to United States federal and state regulation. We operate in the United States under operating authority granted by the DOT. We are also subject to regulations relating to testing and specifications of transportation equipment and product handling requirements. In addition, our drivers and owner-operators must have a commercial driver's license and comply with safety and fitness regulations promulgated by the FMCSA, including those relating to drug and alcohol testing.

Our international operations, which include not only facilities in Mexico, Canada and Colombia but also transportation shipments managed by our specialized service operations, are impacted by a wide variety of U.S. government regulations and applicable international treaties. These include regulations of the U.S. Department of State, U.S. Department of Commerce, and the U.S. Department of Treasury. Regulations also cover specific commodities, destinations and end-users. Part of our specialized services operations is engaged in the arrangement of imported and exported freight. As such, we are subject to the regulations of the U.S. Customs and Border Protection, which include significant notice and registration requirements. In various Canadian provinces, we operate transportation services under authority granted by the Ministries of Transportation and Communications.

Transportation-related regulations are greatly affected by U.S. national security legislation and related regulations. We believe we comply with applicable material regulations and that the costs of regulatory compliance are an ordinary operating cost of our business that we may not be able to recoup from rates charged to customers.

Environmental Regulation

We are subject to various federal, state and local environmental laws and regulations that focus on, among other things: the emission and discharge of hazardous materials into the environment or their presence at our properties or in our vehicles; fuel storage tanks; transportation of certain materials; and the discharge or retention of storm water. Under specific environmental laws, we could also be held responsible for any costs relating to contamination at our past or present facilities and at third-party waste disposal sites, as well as costs associated with cleanup of accidents involving our vehicles.

As climate change issues become more prevalent, federal, state and local governments, as well as some of our customers, have made efforts to respond to these issues. This increased focus on sustainability may result in new legislation or regulations and customer requirements that could negatively affect us as we may incur additional costs or be required to make changes to our operations in order to comply with any new regulations or customer requirements. Legislation or regulations that potentially impose restrictions, caps, taxes, or other controls on emissions of greenhouse gases such as carbon dioxide, a by-product of burning fossil fuels such as those used in the Company's trucks, could adversely affect our operations and financial results. More specifically, legislative or regulatory actions relating to climate change could adversely impact the Company by increasing our fuel costs and reducing fuel efficiency and could result in the creation of substantial additional capital expenditures and operating costs in the form of taxes, emissions allowances, or required equipment upgrades.

We believe we are currently in material compliance with applicable laws and regulations and that the cost of compliance has not materially affected results of operations. However, future changes to laws or regulations may adversely affect our operations and could result in unforeseen costs to our business.

Seasonality

Generally, demand for our value-added services delivered to existing customers increases during the second calendar quarter of each year as a result of the automotive industry's spring selling season. Conversely, such demand generally decreases during the third quarter of each year due to the impact of scheduled OEM customer plant shutdowns in July for vacations and changeovers in production lines for new model years.

Our value-added services business is also impacted in the fourth quarter by plant shutdowns during the December holiday period. However, due to the COVID-19 pandemic and its impact on North American automotive manufacturing, we may not experience normal seasonal demand for our services supporting the automotive production and selling cycles during the current year.

Our transportation services business is generally impacted by decreased activity during the post-holiday winter season and, in certain states, during hurricane season. At these times, some shippers reduce their shipments, and inclement weather impedes trucking operations or underlying customer demand.

Prolonged adverse weather conditions, particularly in winter months, can also adversely impact margins due to productivity declines and related challenges meeting customer service requirements.

Available Information

We make available free of charge on or through our website, www.universallogistics.com, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission (SEC). The contents of our website are not incorporated into this filing.

ITEM 1A: RISK FACTORS

Set forth below, and elsewhere in this Report and in other documents we file with the SEC, are risks and uncertainties that could cause our actual results to differ materially from the results contemplated by the forward-looking statements contained in this Report.

Risks Related to Our Industry

Our business is subject to general economic and business factors that are largely beyond our control, any of which could have a material adverse effect on our operating results.

Our business is dependent upon a number of general economic and business factors that may adversely affect our results of operations. These factors include significant increases or rapid fluctuations in fuel prices, excess capacity in the transportation and logistics industry, surpluses in the market for used equipment, interest rates, fuel taxes, license and registration fees, insurance premiums, self-insurance levels, and difficulty in attracting and retaining qualified drivers and independent contractors.

We operate in a highly competitive and fragmented industry, and our business may suffer if we are unable to adequately address any downward pricing pressures or other factors that may adversely affect our ability to compete with other carriers.

Further, we are affected by recessionary economic cycles and downturns in customers' business cycles, particularly in market segments and industries, such as the automotive industry, where we have a significant concentration of customers. Economic conditions may also adversely affect our customers and their ability to pay for our services.

Deterioration in the United States and world economies could exacerbate any difficulties experienced by our customers and suppliers in obtaining financing, which, in turn, could materially and adversely impact our business, financial condition, results of operations and cash flows.

We operate in the highly competitive and fragmented transportation and logistics industry, and our business may suffer if we are unable to adequately address factors that may adversely affect our revenue and costs relative to our competitors.

Numerous competitive factors could impair our ability to maintain our current profitability. These factors include the following:

- we compete with many other truckload carriers and logistics companies of varying sizes, some of which have more equipment, a broader coverage network, a wider range of services and greater capital resources than we do;

- some of our competitors periodically reduce their rates to gain business, especially during times of reduced growth rates in the economy, which may limit our ability to maintain or increase rates, maintain our operating margins, or maintain significant growth in our business;

- many customers reduce the number of carriers they use by selecting so-called "core carriers" as approved service providers and, in some instances, we may not be selected;

- some companies hire lead logistics providers to manage their logistics operations, and these lead logistics providers may hire logistics providers on a non-neutral basis which may reduce the number of business opportunities available to us;

- many customers periodically accept bids from multiple carriers and providers for their shipping and logistic service needs, and this process may result in the loss of some of our business to competitors and/or price reductions;

- the trend toward consolidation in the trucking and third-party logistics industries may create other large providers with greater financial resources and other competitive advantages relating to their size and with whom we may have difficulty competing;

- advances in technology require increased investments to remain competitive, and our customers may not be willing to accept higher rates to cover the cost of these investments;

- competition from Internet-based and other brokerage companies may adversely affect our relationships with our customers and freight rates;

- economies of scale that may be passed on to smaller providers by procurement aggregation providers may improve the ability of smaller providers to compete with us;

- some areas of our service coverage require trucks with engines no older than 2011 in order to comply with environmental rules; and

- an inability to continue to access capital markets to finance equipment acquisition could put us at a competitive disadvantage.

We may be adversely impacted by fluctuations in the price and availability of diesel fuel.

Diesel fuel represents a significant operating expense for the Company, and we do not currently hedge against the risk of diesel fuel price increases. An increase in diesel fuel prices or diesel fuel taxes, or any change in federal or state regulations that results in such an increase, could have a material adverse effect on our operating results to the extent we are unable to recoup such increases from customers in the form of increased freight rates or through fuel surcharges. Historically, we have been able to offset, to a certain extent, diesel fuel price increases through fuel surcharges to our customers, but we cannot be certain that we will be able to do so in the future. We continuously monitor the components of our pricing, including base freight rates and fuel surcharges, and address individual account profitability issues with our customers when necessary. While we have historically been able to adjust our pricing to help offset changes to the cost of diesel fuel through changes to base rates and/or fuel surcharges, we cannot be certain that we will be able to do so in the future.

Difficulty in attracting drivers could affect our profitability and ability to grow.

The transportation industry routinely experiences difficulty in attracting and retaining qualified drivers, including independent contractors, resulting in intense competition for drivers. We have from time to time experienced under-utilization and increased expenses due to a shortage of qualified drivers. If we are unable to attract drivers when needed or contract with independent contractors when needed, we could be required to further adjust our driver compensation packages, increase driver recruiting efforts, or let trucks sit idle, any of which could adversely affect our growth and profitability.

Purchase price increases for new revenue equipment and/or decreases in the value of used revenue equipment could have an adverse effect on our results of operations, cash flows and financial condition.

During the last decade, the purchase price of new revenue equipment has increased significantly as equipment manufacturers recover increased materials costs and engine design costs resulting from compliance with increasingly stringent EPA engine emission standards. Additional EPA emission mandates in the future could result in higher purchase prices of revenue equipment which could result in higher than anticipated depreciation expenses. If we were unable to offset any such increase in expenses with freight rate increases, our cash flows and results of operations could be adversely affected. If the market price for used equipment continues to decline, then we could incur substantial losses upon disposition of our revenue equipment which could adversely affect our results of operations and financial condition.

We have significant ongoing capital requirements that could affect our liquidity and profitability if we are unable to generate sufficient cash from operations or obtain sufficient financing on favorable terms.

The transportation and logistics industry is capital intensive. If we are unable to generate sufficient cash from operations in the future, we may have to limit our growth, enter into unfavorable financing arrangements, or operate our revenue equipment for longer periods, any of which could have a material adverse effect on our profitability.

We operate in a highly regulated industry and increased costs of compliance with, or liability for violation of, existing or future regulations could have a material adverse effect on our business.

The U.S. Federal Motor Carrier Safety Administration, or FMCSA, and various state and local agencies exercise broad powers over our business, generally governing such activities as authorization to engage in motor carrier operations, drug and alcohol testing, safety and insurance requirements. Our owner-operators must comply with the safety and fitness regulations promulgated by the FMCSA, including those relating to drug and alcohol testing and hours-of-service. There also are regulations specifically relating to the trucking industry, including testing and specifications of equipment and product handling requirements. These measures could disrupt or impede the timing of our deliveries and we may fail to meet the needs of our customers. The cost of complying with these regulatory measures, or any future measures, could have a materially adverse effect on our business or results of operations.

A determination that independent contractors are employees could expose us to various liabilities and additional costs.

Federal and state legislators and other regulatory authorities, as well as independent contractors themselves, often seek to assert that independent contractors in the transportation services industry are employees rather than independent contractors. An example of such legislation enacted in California is now enforceable against trucking companies. There can be no assurance that interpretations that support the independent contractor status will not change, that other federal or state legislation will not be enacted or that various authorities will not successfully assert a position that re-classifies independent contractors to be employees. If our independent contractors are determined to be our employees, that determination could materially increase our exposure under a variety of federal and state tax, workers' compensation, unemployment benefits, labor, employment and tort laws, as well as our potential liability for employee benefits. In addition, such changes may be applied retroactively, and if so, we may be required to pay additional amounts to compensate for prior periods. Any of the above increased costs would adversely affect our business and operating results.

We may incur additional operating expenses or liabilities as a result of potential future requirements to address climate change issues.

Federal, state, and local governments, as well as some of our customers, are beginning to respond to global warming issues. This increased focus on sustainability may result in new legislation or regulations and customer requirements that could negatively affect us as we may incur additional costs or be required to make changes to our operations in order to comply with any new regulations or customer requirements. Legislation or regulations that potentially impose restrictions, caps, taxes, or other controls on emissions of greenhouse gases such as carbon dioxide, a by-product of burning fossil fuels such as those used in the Company's trucks, could adversely affect our operations and financial results. More specifically, legislative, or regulatory actions related to climate change could adversely impact the Company by increasing our fuel costs and reducing fuel efficiency and could result in the creation of substantial additional capital expenditures and operating costs in the form of taxes, emissions allowances, or required equipment upgrades. Any of these factors could impair our operating efficiency and productivity and result in higher operating costs. In addition, revenues could decrease if we are unable to meet regulatory or customer sustainability requirements. These additional costs, changes in operations, or loss of revenues could have a material adverse effect on our business, financial condition, and results of operations.

Risks Related to Our Business

Our revenue is largely dependent on North American automotive industry production volume and may be negatively affected by future downturns in North American automobile production.

A significant portion of our larger customers are concentrated in the North American automotive industry. For customers generating annual revenues over $100,000, 36% of our revenues were derived from customers in the North American automotive industry during 2022. Our business and growth largely depend on continued demand for its services from customers in this industry. Any future downturns in North American automobile production, which also impacts our steel and other metals customers, could similarly affect our revenues in future periods.

Our business derives a large portion of revenue from a few major customers, and the loss of any one or more of them as customers, or a reduction in their operations, could have a material adverse effect on our business.

A large portion of our revenue is generated from a limited number of major customers concentrated in the automotive, retail and consumer goods, steel and other metals, energy and manufacturing industries. Our top 10 customers accounted for approximately 42% of our operating revenues during 2022. Our contracts with customers generally contain cancellation clauses, and there can be no assurance that these customers will continue to utilize our services or that they will continue at the same levels. Further, there can be no assurance that these customers will not be affected by a future downturn in demand, which would result in a reduction in their operations and corresponding need for our services. Moreover, our customers may individually lose market share, apart from general economic trends. If our major customers lose U.S. market share, they may have less need for services. A reduction in or termination of services by one or more of our major customers could have a material adverse effect on our business and results of operations.

If we are unable to retain our key employees, our business, financial condition, and results of operations could be harmed.

We are highly dependent upon the services of our key employees and executive officers. The loss of any of their services could have a material adverse effect on our operations and future profitability. We must continue to develop and retain a core group of managers if we are to realize our goal of expanding our operations and continuing our growth. We cannot assure that we will be able to do so.

A significant labor dispute involving us or one or more of our customers, or that could otherwise affect our operations, could reduce our revenues, and harm our profitability.

A substantial number of our employees and of the employees of our largest customers are members of industrial trade unions and are employed under the terms of collective bargaining agreements. Each of our unionized facilities has a separate agreement with the union that represents the workers at only that facility. During 2019, a labor strike by the United Auto Workers of its employees at the facilities of our largest customer, General Motors, caused an extended shutdown of General Motors' manufacturing operations and, in turn, materially and adversely impacted our operating results during the third and fourth quarters of 2019. Any future labor disputes involving either us or our customers could similarly materially affect our operations. If the UAW and our automotive customers and their suppliers are unable to negotiate new contracts in the future and our customers' plants experience slowdowns or closures as a result, our revenue and profitability could be negatively impacted. A labor dispute involving another supplier to our customers that results in a slowdown or closure of our customers' plants to which we provide services could also have a material adverse effect on our business. Significant increases in labor costs as a result of the renegotiation of collective bargaining agreements could also be harmful to our business and our profitability. As of December 31, 2022, approximately 39% of our employees in the United States, Canada, and Colombia, and 80% of our employees in Mexico were members of unions and subject to collective bargaining agreements.

In addition, strikes, work stoppages and slowdowns by our employees may affect our ability to meet our customers' needs, and customers may do more business with competitors if they believe that such actions may adversely affect our ability to provide service. We may face permanent loss of customers if we are unable to provide uninterrupted service. The terms of our future collective bargaining agreements also may affect our competitive position and results of operations.

Ongoing insurance and claims expenses could significantly reduce our earnings and cash flows.

Our future insurance and claims expenses might exceed historical levels, which could reduce our earnings and cash flows. The Company is self-insured for health and workers' compensation insurance coverage up to certain limits. If medical costs continue to increase, or if the severity or number of claims increase, and if we are unable to offset the resulting increases in expenses with higher freight rates, our earnings could be materially and adversely affected.

We face litigation risks that could have a material adverse effect on the operation of our business.

We face litigation risks regarding a variety of issues, including without limitation, accidents involving our trucks and employees, alleged violations of federal and state labor and employment laws, securities laws, environmental liability, and other matters. These proceedings may be time-consuming, expensive, and disruptive to normal business operations. The defense of such lawsuits could result in significant expense and the diversion of our management's time and attention from the operation of our business. In recent years, several insurance companies have stopped offering coverage to trucking companies as a result of increases in the severity of automobile liability claims and higher costs of settlements and verdicts. Recent jury awards in the trucking industry have reached into the tens and even hundreds of millions of dollars. Trends in such awards, commonly referred to as nuclear verdicts, could adversely affect our ability to obtain suitable insurance coverage or could significantly increase our cost for obtaining such coverage, which would adversely affect our financial condition, results of operations, liquidity, and cash flows. Costs we incur to defend or to satisfy a judgment or settlement of these claims may not be covered by insurance or could exceed the amount of that coverage or increase our insurance costs and could have a material adverse effect on our financial condition, results of operations, liquidity, and cash flows.

We have substantial fixed costs and, as a result, our operating income fluctuates disproportionately with changes in our net sales.

A significant portion of our expenses are fixed costs that neither increase nor decrease proportionately with our sales. There can be no assurance that we would be able to reduce our fixed costs proportionately in response to a decline in our sales; therefore, our competitiveness could be significantly impacted. As a result, a decline in our sales would result in a higher percentage decline in our income from operations and net income.

Our existing and future indebtedness could limit our flexibility in operating our business or adversely affect our business and our liquidity position.

We have outstanding indebtedness, and our debt may fluctuate from time to time in the future for various reasons, including changes in the results of our operations, capital expenditures, and potential acquisitions. Our current indebtedness, as well as any future indebtedness, could, among other things:

- impair our ability to obtain additional future financing for working capital, capital expenditures, acquisitions, or general corporate expenses;

- limit our ability to use operating cash flow in other areas of our business due to the necessity of dedicating a substantial portion of these funds for payments on our indebtedness;

- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

- make it more difficult for us to satisfy our obligations;

- increase our vulnerability to general adverse economic and industry conditions; and

- place us at a competitive disadvantage compared to our competitors.

Our ability to make scheduled payments on, or to refinance, our debt and other obligations will depend on our financial and operating performance, which, in turn, is subject to our ability to implement our strategic initiatives, prevailing economic conditions and certain financial, business, and other factors beyond our control. If our cash flow and capital resources are insufficient to fund our debt service and other obligations, we may be forced to reduce or delay expansion plans and capital expenditures, sell material assets or operations, obtain additional capital, or restructure our debt. We cannot provide any assurance that our operating performance, cash flow and capital resources will be sufficient to pay our debt obligations when they become due. We also cannot provide assurance that we would be able to dispose of material assets or operations or restructure our debt or other obligations if necessary or, even if we were able to take such actions, that we could do so on terms that are acceptable to us.

Disruptions in the credit markets may adversely affect our business, including the availability and cost of short-term funds for liquidity requirements and our ability to meet long-term commitments, which could adversely affect our results of operations, cash flows and financial condition.

If cash from operations is not sufficient, we may be required to rely on the capital and credit markets to meet our financial commitments and short-term liquidity needs. Disruptions in the capital and credit markets, as have been experienced during recent years, could adversely affect our ability to draw on our revolving credit facilities. Our access to funds under the credit facilities is dependent on the ability of banks to meet their funding commitments. A bank may not be able to meet their funding commitments if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests from other borrowers within a short period of time.

Longer term disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation, reduced alternatives, or failures of significant financial institutions could adversely affect our access to liquidity needed for our business. Any disruption could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged, which could adversely affect our growth and profitability.

Our results of operations may be affected by seasonal factors.

Our productivity may decrease during the winter season when severe winter weather impedes operations. Also, some shippers may reduce their shipments after the winter holiday season. At the same time, operating expenses may increase, and fuel efficiency may decline due to engine idling during periods of inclement weather. Harsh weather conditions generally also result in higher accident frequency, increased freight claims, and higher equipment repair expenditures. Generally, demand for our value-added services delivered to existing customers increases during the second calendar quarter of each year as a result of the automotive industry's spring selling season and decreases during the third quarter of each year due to the impact of scheduled OEM customer plant shutdowns in July for vacations and changeovers in production lines for new model years. Our value-added services business is also impacted in the fourth quarter by plant shutdowns during the December holiday period.

Our operations are subject to various environmental laws and regulations, the violation of which could result in substantial fines or penalties.

We are subject to various environmental laws and regulations dealing with the handling of hazardous materials, underground fuel storage tanks, and discharge and retention of storm-water. We operate in industrial areas, where truck terminals and other industrial activities are located, and where groundwater or other forms of environmental contamination could occur. In prior years, we also maintained bulk fuel storage and fuel islands at two of our facilities. Our operations may involve the risks of fuel spillage or seepage, environmental damage, and hazardous waste disposal, among others. If we are involved in a spill or other accident involving hazardous substances, or if we are found to be in violation of applicable laws or regulations, it could have a materially adverse effect on our business and operating results. If we should fail to comply with applicable environmental regulations, we could be subject to substantial fines or penalties and to civil and criminal liability.

Our business may be disrupted by natural disasters and severe weather conditions causing supply chain disruptions.

Natural disasters such as earthquakes, tsunamis, hurricanes, tornadoes, floods or other adverse weather and climate conditions, whether occurring in the United States or abroad, could disrupt our operations or the operations of our customers or could damage or destroy infrastructure necessary to transport products as part of the supply chain. Specifically, these events may damage or destroy or assets, disrupt fuel supplies, increase fuel costs, disrupt freight shipments or routes, and affect regional economies. As a result, these events could make it difficult or impossible for us to provide logistics and transportation services; disrupt or prevent our ability to perform functions at the corporate level; and/or otherwise impede our ability to continue business operations in a continuous manner consistent with the level and extent of business activities prior to the occurrence of the unexpected event, which could adversely affect our business and results of operations or make our results more volatile.

Our business may be harmed by public health crises, terrorist attacks, future war, or anti-terrorism measures.

The rapid or unrestricted spread of a contagious illness such as COVID-19, or the fear of such an event, could significantly disrupt global and domestic supply chains for our customers or result in various travel restrictions, any of which could have a material adverse effect on our business and results of operations. The duration of the current disruption in supply chains, and whether the magnitude of the disruption will change, are currently unknown. In addition, in order to prevent terrorist attacks, federal, state, and municipal authorities have implemented and continue to follow various security measures, including checkpoints and travel restrictions on large trucks. Our international operations in Canada and Mexico may be affected significantly if there are any disruptions or closures of border traffic due to security measures. Such measures may have costs associated with them, which, in connection with the transportation services we provide, we or our owner-operators could be forced to bear. Further, a public health crisis, terrorist attack, war, or risk of such an event also may have an adverse effect on the economy. A decline in economic activity could adversely affect our revenue or restrict our future growth. Instability in the financial markets as a result of a health pandemic, terrorism or war also could affect our ability to raise capital. In addition, the insurance premiums charged for some or all of the coverage currently maintained by us could increase dramatically or such coverage could be unavailable in the future.

We may be unable to successfully integrate businesses we acquire into our operations.

Integrating businesses we acquire may involve unanticipated delays, costs or other operational or financial problems. Successful integration of the businesses we acquire depends on a number of factors, including our ability to transition acquired companies to our management information systems. In integrating acquired businesses, we may not achieve expected economies of scale or profitability or realize sufficient revenues to justify our investment. We also face the risk that an unexpected problem at one of the companies we acquire will require substantial time and attention from senior management, diverting management's attention from other aspects of our business. We cannot be certain that our management and operational controls will be able to support us as we grow.

Our information technology systems are subject to certain cyber risks and disasters that are beyond our control.

We depend heavily on the proper functioning and availability of our information, communications, and data processing systems, including operating and financial reporting systems, in operating our business. Our systems and those of our technology and communications providers are vulnerable to interruptions caused by natural disasters, power loss, telecommunication and internet failures, cyber-attack, and other events beyond our control. Accordingly, information security and the continued development and enhancement of the controls and processes designed to protect our systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority for us.

We have been, and in the future may be, subject to cybersecurity and malware attacks and other intentional hacking. Any failure to identify and address or to prevent a cyber- or malware-attack could result in service interruptions, operational difficulties, loss of revenues or market share, liability to our customers or others, the diversion of corporate resources, injury to our reputation and increased service and maintenance costs. For example, in June 2020, we experienced a previously disclosed ransomware cyber-attack affecting certain of our network systems. During the attack, we experienced limited disruption and rapidly deployed back-up systems or implemented temporary procedures to maintain operations. Based on our assessment and on information currently known, we do not believe the attack had or will have a material adverse impact on our business or results of operations.

Although our information systems are protected through physical and software security as well as redundant backup systems, they remain susceptible to cyber security risks. Some of our software systems are utilized by third parties who provide outsourced processing services which may increase the risk of a cyber-security incident. We have invested and continue to invest in technology security initiatives, employee training, information technology risk management and disaster recovery plans. The development and maintenance of these measures is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become increasingly more sophisticated. Despite our efforts, we are not fully insulated from data breaches, technology disruptions or data loss, which could adversely impact our competitiveness and results of operations.

Any future successful cyber-attack or catastrophic natural disaster could significantly affect our operating and financial systems and could temporarily disrupt our ability to provide required services to our customers, impact our ability to manage our operations and perform vital financial processes, any of which could have a materially adverse effect on our business.

We are subject to certain risks arising from doing business in Mexico.

As we continue to grow our business in Mexico, we are subject to greater risks of doing business internationally. Those risks include but are not limited to the following:

- Fluctuations in foreign currencies;

- changes in the economic strength of Mexico;

- difficulties in enforcing contractual obligations and intellectual property rights;

- burdens of complying with a wide variety of international and U.S. export and import laws; and

- social, political, and economic instability.

We also face additional risks associated with our business in Mexico, including but not limited to the following:

- The adoption and enforcement of restrictive trade policies;

- the imposition of any import or export tariffs, taxes, duties, or fees;

- the safety and security of our employees and independent contractors, and the potential theft or vandalism of our revenue equipment; and

- potential disruptions or delays at border crossings due to immigration-related issues or other factors.

If we are unable to address business concerns related to our Mexican operations in a timely and cost-efficient manner, our financial position, results of operations, or cash flows could be adversely affected.

The conflict between Russia and Ukraine, expansion of such conflict to other areas or countries or similar conflicts could adversely impact our business and financial results.

Although we do not have any direct operations in Russia, Belarus, or Ukraine, we may be affected by the broader consequences of the Russia and Ukraine conflict or expansion of such conflict to other areas or countries or similar conflicts elsewhere, such as, increased inflation, supply chain issues, including access to parts for our revenue equipment, embargoes, geopolitical shift, access to diesel fuel, higher energy prices, potential retaliatory action by the Russian or other governments, including cyber-attacks, and the extent of the conflict's effect on the global economy. The magnitude of these risks cannot be predicted, including the extent to which the conflict may heighten other risks disclosed herein. Ultimately, these or other factors could materially and adversely affect our results of operations.

Risks Related to Our Common Stock

Under applicable NASDAQ rules, a "Controlled Company" is a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. We are controlled by Matthew T. Moroun, Since the Chairman of our Board of Directors, Matthew T. Moroun, satisfies this standard, Mr. Moroun controls the Company. The influence of our public shareholders over significant corporate actions is limited, and Mr. Moroun's interests may conflict with our interests and the interests of other shareholders.

Matthew T. Moroun holds greater than 50% of the voting power of the Company. As a result, Mr. Moroun controls any action requiring the general approval of our shareholders, including the election of our board of directors, the adoption of amendments to our articles of incorporation and bylaws, and the approval of any merger or sale of substantially all of our assets. So long as Mr. Moroun continues to own a significant amount of our equity, even if such amount is less than a majority of the outstanding shares of our common stock, he will be capable of substantially influencing the outcome of votes on all matters requiring approval by the shareholders, including our ability to enter into certain corporate transactions. This concentration of ownership could limit the price that some investors might be willing to pay for shares of our common stock.

The interests of Mr. Moroun could conflict with or differ from our interests or the interests of our other shareholders. For example, the concentration of ownership he holds could delay, defer, or prevent a change of control of our Company or impede a merger, takeover or other business combination that may otherwise be favorable for us. Accordingly, Mr. Moroun could cause us to enter into transactions or agreements of which our other shareholders would not approve or make decisions with which they may disagree. Mr. Moroun may continue to retain control of us for the foreseeable future and may decide not to enter into a transaction in which shareholders would receive consideration for our common stock that is much higher than the then-current market price of our common stock. In addition, he could elect to sell a controlling interest in us to a third-party and our other shareholders may not be able to participate in such transaction or, if they are able to participate in such a transaction, such shareholders may receive less than the then current fair market value of their shares. Any decision regarding their ownership of us that Mr. Moroun may make at some future time will be in his absolute discretion, subject to applicable laws and fiduciary duties.

Because Matthew T. Moroun owns a controlling interest in us, we are not subject to certain corporate governance standards that apply to other publicly traded companies.

Mr. Moroun holds a majority of our outstanding common stock. As a result, we are a controlled company under the rules of the NASDAQ Stock Market. The NASDAQ rules state that a company of which more than 50% of the voting power is held by another person or group of persons acting together is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirements that:

- a majority of the board of directors consist of independent directors;

- a nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

- the compensation committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities.

These requirements will not apply to us as long as we remain a controlled company. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of NASDAQ.

Our stock trading volume may not provide adequate liquidity for investors.

Although shares of our common stock are traded on the NASDAQ Global Market, the average daily trading volume in our common stock is less than that of other larger transportation and logistics companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of a sufficient number of willing buyers and sellers of the common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Given the daily average trading volume of our common stock, significant sales of the common stock in a brief period of time, or the expectation of these sales, could cause a decline in the price of our common stock. Additionally, low trading volumes may limit a shareholder's ability to sell shares of our common stock.

Our ability to pay regular dividends on our common stock is subject to the discretion of our Board of Directors and will depend on, among other things, our financial condition, results of operations, capital requirements, any covenants included in our credit facilities any legal or contractual restrictions on the payment of dividends and other factors the Board of Directors deems relevant.

We have adopted a cash dividend policy which anticipates a total annual dividend of $0.42 per share of common stock. However, the payment of future dividends will be at the discretion of our Board of Directors and will depend, among other things, on our financial condition, results of operations, capital requirements, any covenants included in our credit facilities, any legal or contractual restrictions on the payment of dividends and other factors the Board of Directors deem relevant. As a consequence of these limitations and restrictions, we may not be able to make, or may have to reduce or eliminate, the payment of dividends on our common stock. Any change in the level of our dividends or the suspension of the payment thereof could adversely affect the market price of our common stock.

Our articles of incorporation and bylaws have, and under Michigan law are subject to, provisions that could deter or prevent a change of control.

Our articles of incorporation and bylaws contain provisions that might enable our management to resist a proposed takeover of our Company. These provisions could discourage, delay, or prevent a change of control of our Company or an acquisition of our Company at a price that our shareholders may find attractive. These provisions also may discourage proxy contests and make it more difficult for our shareholders to elect directors and take other corporate actions. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

- a requirement that special meetings of our shareholders may be called only by our Board of Directors, the Chairman of our Board of Directors, our Chief Executive Officer, or the holders of a majority of our outstanding common stock;

- advance notice requirements for shareholder proposals and nominations;

- the authority of our Board of Directors to issue, without shareholder approval, preferred stock with such terms as the Board of Directors may determine, including in connection with our implementation of any shareholders rights plan; and

- an exclusive forum bylaw provision requiring that any derivative action brought on behalf of the corporation, any action asserting a claim of breach of a legal or fiduciary duty and any similar claim under the Michigan Business Corporation Act or our articles of incorporation must be brought exclusively in the Circuit Court of the County of Macomb in the State of Michigan or the United States District Court for the Eastern District of Michigan, Southern Division.

In addition, certain provisions of Michigan law that apply to us could discourage or prevent a change of control or acquisition of our Company.

ITEM 1B: UNRESOLVED SECURITIES & EXCHANGE COMMISSION STAFF COMMENTS

None.

ITEM 2:   PROPERTIES

We are headquartered and maintain our corporate administrative offices in Warren, Michigan. We own our corporate administrative offices, as well as 21 terminal yards and other properties in the following locations: Dearborn, Michigan; Romulus, Michigan; Riverside, California; Jacksonville, Florida; Garden City, Georgia; Harvey, Illinois; Gary, Indiana; Louisville, Kentucky; Albany, Missouri; South Kearny, New Jersey; Cleveland, Ohio; Columbus, Ohio; Reading, Ohio; York County, Pennsylvania; Wall, Pennsylvania; Mount Pleasant, South Carolina; Memphis, Tennessee; Dallas, Texas; Houston, Texas and Clearfield, Utah.

As of December 31, 2022, we also leased 87 operating, terminal and yard, and administrative facilities in various U.S. cities located in 23 states, in Windsor, Ontario; and in San Luis Potosí, Mexico. Generally, our facilities are utilized by our operating segments for various administrative, transportation-related or value-added services. We also deliver value-added services under our contract logistics segment inside or linked to 36 facilities provided by customers. Certain of our leased facilities are leased from entities controlled by our majority shareholders. These facilities are leased on either a month-to-month basis or extended terms. For more information on our lease arrangements, see Part II, Item 8: Notes 10, 12 and 15 to the Consolidated Financial Statements.

ITEM 3:   LEGAL PROCEEDINGS

The Company is involved in certain other claims and pending litigation arising from the ordinary conduct of business. We also provide accruals for claims within our self-insured retention amounts. Based on the knowledge of the facts, and in certain cases, opinions of outside counsel, in the Company's opinion the resolution of these claims and pending litigation will not have a material effect on our financial position, results of operations or cash flows. However, if we experience claims that are not covered by our insurance or that exceed our estimated claim reserve, it could increase the volatility of our earnings and have a materially adverse effect on our financial condition, results of operations or cash flows.

ITEM 4:   MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5: MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is traded on The NASDAQ Global Market under the symbol ULH.

As of March 6, 2023, there were approximately 40 record holders of our common stock, based upon data available to us from our transfer agent. We believe, however, that we have a significantly greater number of shareholders because a substantial number of our common shares are held at The Depository Trust & Clearing Corporation on behalf of our shareholders.

Dividends

We have a cash dividend policy that anticipates a regular dividend of $0.42 per share of common stock, payable in quarterly increments of $0.105 per share of common stock. In addition, under our current dividend policy, after considering the regular quarterly dividends made during the year, the Board of Directors also evaluates the potential declaration of an annual special dividend payable in the first quarter of each year. The Board of Directors did not declare a special dividend in the first quarter of 2023.

Currently, we anticipate continuing to pay cash dividends on a quarterly basis, but we cannot guarantee that such dividends will be paid in the future. Future dividend policy and the payment of dividends, if any, will be determined by the Board of Directors in light of circumstances then existing, including our earnings, financial condition and other factors deemed relevant by the Board of Directors.

Limitations on our ability to pay dividends are described under the section captioned "Liquidity and Capital Resources – Revolving Credit, Promissory Notes and Term Loan Agreements" in Item 7 of this Form 10-K.

Securities Authorized for Issuance under Equity Compensation Plans

See Part III, Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters" of this Annual Report for a presentation of compensation plans under which equity securities of the Company are authorized for issuance.

Purchases of Equity Securities by the Issuer

The following table provides information regarding the Company's purchases of its common stock during the period from October 2, 2022 to December 31, 2022, the Company's fourth fiscal quarter:

Fiscal Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Number of Shares that May Yet be Purchased Under the Plans or Program
Oct. 2, 2022 - Oct. 29, 2022	—	$ —	—	513,251
Oct. 30, 2022 - Nov. 26, 2022	471 (1)	33.65	—	513,251
Nov. 27, 2022 - Dec. 31, 2022	—	—	—	513,251
Total	471	$ 33.65	—	513,251

(1) Consists of 471 shares of common stock acquired on November 4, 2022 by the Company from an employee for $15,850 upon exercising its right of first refusal pursuant to a restricted stock bonus award agreement.

On July 29, 2021, the Company announced that it had been authorized to purchase up to 1,000,000 shares of its common stock from time to time in the open market. As of December 31, 2022, 513,251 shares remain available under this authorization. No specific expiration date has been assigned to the authorization.

Performance Graph

The graph below matches Universal Logistics Holdings, Inc.'s cumulative 5-year total shareholder return on common stock with the cumulative total returns of the NASDAQ Composite index and the NASDAQ Transportation index. The graph tracks the performance of a $100 investment in our common stock and in each index (with the reinvestment of all dividends) from December 31, 2017 to December 31, 2022.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Universal Logistics Holdings, Inc., the NASDAQ Composite Index
and the NASDAQ Transportation Index



*$100 invested on 12/31/17 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

	12/31/2017	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022
Universal Logistics Holdings, Inc.	100.00	77.30	83.45	91.68	85.60	154.05
NASDAQ Composite	100.00	97.16	132.81	192.47	235.15	158.65
NASDAQ Transportation	100.00	84.30	103.87	110.40	125.06	101.32

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

ITEM 6:   RESERVED

ITEM 7:   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Universal Logistics Holdings, Inc. is a holding company that owns subsidiaries engaged in providing a variety of customized transportation and logistics solutions throughout the United States, and in Mexico, Canada and Colombia. Our operating subsidiaries provide a comprehensive suite of transportation and logistics solutions that allow our customers to reduce costs and manage their global supply chains more efficiently. We market our services through a direct sales and marketing network focused on selling our portfolio of services to large customers in specific industry sectors, through company-managed facilities and full-service freight forwarding and customs house brokerage offices, and through a contract network of agents who solicit freight business directly from shippers.

We operate, manage or provide services at 114 logistics locations in the United States, Mexico, Canada and Colombia and through our network of agents and owner-operators located throughout the United States and in Ontario, Canada. Thirty-six of our value-added service operations are located inside customer plants or distribution operations; the other facilities are generally located close to our customers' plants to optimize the efficiency of their component supply chains and production processes. Our facilities and services are often directly integrated into the production processes of our customers and represent a critical piece of their supply chains. To support our flexible business model, we generally coordinate the duration of real estate leases associated with our value-added services with the end date of the related customer contract associated with such facility, or use month-to-month leases, in order to mitigate exposure to unrecovered lease costs.

We offer our customers a wide range of transportation services by utilizing a diverse fleet of tractors and trailing equipment provided by us, our owner-operators and third-party transportation companies. Our owner-operators provided us with 2,207 tractors and 1,043 trailers. We own 2,091 tractors, 4,139 trailers, 3,372 chassis and 129 containers. Our agents and owner-operators are independent contractors who earn a fixed commission calculated as a percentage of the revenue or gross profit they generate for us and who bring an entrepreneurial spirit to our business. Our transportation services are provided through a network of both union and non-union employee drivers, owner-operators, contract drivers, and third-party transportation companies.

As of December 31, 2022, we employed 8,646 people in the United States, Mexico, Canada, and Colombia, including 3,588 employees subject to collective bargaining agreements. We also engaged contract staffing vendors to supply an average of 1,326 additional personnel on a full-time-equivalent basis.

Our use of agents, owner-operators, third-party providers and contract staffing vendors allows us to maintain both a highly flexible cost structure and a scalable business operation, while reducing investment requirements. These benefits are passed on to our customers in the form of cost savings and increased operating efficiency, while enhancing our cash generation and the returns on our invested capital and assets.

We believe that our flexible business model also offers us substantial opportunities to grow through a mixture of organic growth and acquisitions. We intend to continue our organic growth by recruiting new agents and owner-operators, expanding into new industry verticals and targeting further penetration of our key customers. We believe our integrated suite of transportation and logistics services, our network of facilities in the United States, Mexico, Canada, and Colombia, our long-term customer relationships and our reputation for operational excellence will allow us to capitalize on these growth opportunities. We also expect to continue to make strategic acquisitions of companies that complement our business model, as well as companies that derive a portion of their revenues from asset based operations.

We report our financial results in four distinct reportable segments, contract logistics, intermodal, trucking, and company-managed brokerage. Operations aggregated in our contract logistics segment deliver value-added and/or dedicated transportation services to support in-bound logistics to original equipment manufacturers (OEMs) and major retailers on a contractual basis, generally pursuant to terms of one year or longer. Our intermodal segment is associated with local and regional drayage moves predominately coordinated by company-managed terminals using a mix of owner-operators, company equipment and third-party capacity providers (broker carriers). Operations aggregated in our trucking segment are associated with individual freight shipments coordinated by our agents and company-managed terminals using a mix of owner-operators, company equipment and broker carriers. Our company-managed brokerage segment provides for the pick-up and delivery of individual freight shipments using broker carriers, coordinated by our company-managed operations.

Impact of COVID-19 and Current Economic Conditions

The ultimate magnitude of COVID-19, including the extent of its impact on the Company's financial and operating results, which could be material, will be determined by the length of time the pandemic continues, its severity, government regulations imposed in response to the pandemic, and to its general effect on the economy and transportation demand. Additionally, a prolonged period of inflationary pressures could cause interest rates, equipment, maintenance, labor and other operating costs to continue to increase. If the Company is unable to offset rising costs through corresponding customer rate increases, such increases could adversely affect our results of operations.

While operating cash flows may be negatively impacted by the pandemic and inflation-driven cost increases, the Company believes we will be able to finance our near term needs for working capital over the next twelve months, as well as any planned capital expenditures during such period, with cash balances, cash flows from operations, and loans and extensions of credit under our credit facilities and on margin against our marketable securities. Should the impact of the COVID-19 pandemic and/or inflation-driven cost increases last longer than anticipated, and/or our cash flow from operations decline more than expected, we may need to obtain additional financing. The Company's ability to fund future operating expenses and capital expenditures, as well as its ability to meet future debt service obligations or refinance indebtedness will depend on future operating performance, which will be affected by general economic, financial, and other factors beyond our control.

Factors Affecting Our Revenues

Operating Revenues. We generate substantially all of our revenues through fees charged to customers for the transportation of freight and for the customized logistics services we provide. We also derive revenue from fuel surcharges, where separately identifiable, loading and unloading activities, equipment detention, container management and storage and other related services. Operations in our intermodal, trucking and company-managed brokerage segments are associated with individual freight shipments coordinated by our agents and company-managed terminals. In contrast, our contract logistics segment delivers value-added services and/or transportation services to specific customers on a dedicated basis, generally pursuant to contract terms of one year or longer. Our segments are further distinguished by the amount of forward visibility we have into pricing and volumes, and also by the extent to which we dedicate resources and company-owned equipment. Fees charged to customers by our full service international freight forwarding and customs house brokerage are based on the specific means of forwarding or delivering freight on a shipment-by-shipment basis.

Our truckload, intermodal and brokerage revenues are primarily influenced by fluctuations in freight volumes and shipping rates. The main factors that affect these are competition, available truck capacity, and economic market conditions. Our value-added and dedicated transportation business is substantially driven by the level of demand for outsourced logistics services. Major factors that affect our revenues include changes in manufacturing supply chain requirements, production levels in specific industries, pricing trends due to levels of competition and resource costs in logistics and transportation, and economic market conditions.

We recognize revenue as control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration the Company expects to receive in exchange for its services. For our transportation services businesses, which include truckload, brokerage, intermodal and dedicated services, revenue is recognized over time as the performance obligations on the in-transit services are completed. For the Company's value-added service businesses, we have elected to use the "right to invoice" practical expedient, reflecting that a customer obtains the benefit associated with value-added services as they are provided. For additional information on revenue recognition, see Item 8, Note 3 to the Consolidated Financial Statements.

Factors Affecting Our Expenses

Purchased transportation and equipment rent. Purchased transportation and equipment rent represents the amounts we pay to our owner-operators or other third party equipment providers to haul freight and, to the extent required to deliver certain logistics services, the cost of equipment leased under short-term contracts from third parties. The amount of the purchased transportation we pay to our owner-operators is primarily based on a contractually agreed-upon rates for each load hauled, net of any rental income we receive by leasing our trailers to owner-operators. The expense also includes the amount of fuel surcharges, where separately identifiable, that we receive from our customers and pass through to our owner-operators. Our strategy is to maintain a highly flexible business model that employs a cost structure that is mostly variable in nature. As a result, purchased transportation and equipment rent is the largest component of our costs and increases or decreases proportionately with changes in the amount of revenue generated by our owner-operators and other third party providers and with the production volumes of our customers. We recognize purchased transportation and equipment rent as the services are provided.

Direct personnel and related benefits. Direct personnel and related benefits include the salaries, wages and fringe benefits of our employees, as well as costs related to contract labor utilized in selling and operating activities. These costs are a significant component of our cost structure and increase or decrease proportionately with the expansion, addition or closing of operating facilities. As of December 31, 2022, approximately 39% of our employees in the United States, Canada and Colombia, and 80% of our employees in Mexico were subject to collective bargaining agreements. Any changes in union agreements will affect our personnel and related benefits cost. The operations in the United States, Mexico and Canada that are subject to collective bargaining agreements have separate, individualized agreements with several different unions that represent employees in these operations. While there are some facilities with multiple unions, each collective bargaining agreement with each union covers a single facility for that union. Such agreements have expiration dates that are generally independent of other collective bargaining agreements and include economics and operating terms tailored to the specific operational requirements of a customer. Our operation in Mexico provides competitive compensation within the Mexican statutory framework for managerial and supervisory personnel.

Operating supplies and expenses. These expenses include items such as fuel, tires and parts repair items primarily related to the maintenance of company owned and leased tractors, trailers and lift equipment, as well as licenses, dock supplies, communication, utilities, operating taxes and other general operating expenses. Because we maintain a flexible business model, our operating expenses generally relate to equipment utilization, fluctuations in customer demand and the related impact on our operating capacity. Our transportation services provided by company owned equipment depend on the availability and pricing of diesel fuel. Although we often include fuel surcharges in our billing to customers to offset increases in fuel costs, other operating costs have been, and may continue to be, impacted by fluctuating fuel prices. We recognize these expenses as they are incurred and the related income as it is earned.

Commission expense. Commission expense represents the amount we pay our agents for generating shipments on our behalf. The commissions we pay to our agents are generally established through informal oral agreements and are based on a percentage of revenue or gross profit generated by each load hauled. Traditionally, commission expense increases or decreases in proportion to the revenues generated through our agents. We recognize commission expense at the time we recognize the associated revenue.

Occupancy expense. Occupancy expense includes all costs related to the lease and tenancy of terminals and operating facilities, except utilities, unless such costs are otherwise covered by our customers. Although occupancy expense is generally related to fluctuations in overall customer demand, our contracting and pricing strategies help mitigate the cost impact of changing production volumes. To minimize potential exposure to inactive or underutilized facilities that are dedicated to a single customer, we strive where possible to enter into lease agreements that are coterminous with individual customer contracts, and we seek contract pricing terms that recover fixed occupancy costs, regardless of production volume. Occupancy expense may also include certain lease termination and related occupancy costs that are accelerated for accounting purposes into the fiscal year in which such a decision was implemented.

General and administrative expense. General and administrative expense includes the salaries, wages and benefits of administrative personnel, related support costs, taxes (other than income and property taxes), adjustments due to foreign currency transactions, bad debt expense, and other general expenses, including gains or losses on the sale or disposal of assets. These expenses are generally not directly related to levels of operating activity and may contain other expenses related to general business operations. We recognize general and administrative expense when it is incurred.

Insurance and claims. Insurance and claims expense represents our insurance premiums and the accruals we make for claims within our self-insured retention amounts. Our insurance premiums are generally calculated based on a mixture of a percentage of line-haul revenue and the size of our fleet. Our accruals have primarily related to cargo and property damage claims. We may also make accruals for personal injuries and property damage to third parties, physical damage to our equipment, general liability and workers' compensation claims if we experience a claim in excess of our insurance coverage. To reduce our exposure to non-trucking use liability claims (claims incurred while the vehicle is being operated without a trailer attached or is being operated with an attached trailer which does not contain or carry any cargo), we require our owner-operators to maintain non-trucking use liability coverage, which the industry refers to as deadhead bobtail coverage, of $2.0 million per occurrence. Our exposure to liability associated with accidents incurred by other third party providers who haul freight on our behalf is reduced by various factors including the extent to which they maintain their own insurance coverage. Our insurance expense varies primarily based upon the frequency and severity of our accident experience, insurance rates, our coverage limits and our self-insured retention amounts.

Depreciation and amortization. Depreciation and amortization expense relates primarily to the depreciation of owned tractors, trailers, computer and operating equipment, and buildings as well as the amortization of the intangible assets recorded for our acquired customer contracts and customer and agent relationships. We estimate the salvage value and useful lives of depreciable assets based on current market conditions and experience with past dispositions.

Operating Revenues

We broadly group our services into the following categories: truckload services, brokerage services, intermodal services, dedicated services and value-added services. Our truckload, brokerage and intermodal services associated with individual freight shipments coordinated by our agents and company-managed terminals, while our dedicated and value-added services to specific customers on a contractual basis, generally pursuant to contract terms of one year or longer. The following table sets forth operating revenues resulting from each of these service categories for the years ended December 31, 2022, 2021 and 2020, presented as a percentage of total operating revenues:

	Years ended December 31,		
	2022	**2021**	**2020**
Operating revenues:			
Truckload services	11.4%	14.2%	14.5%
Brokerage services	18.3	22.9	24.2
Intermodal services	29.4	27.0	28.3
Dedicated services	16.1	11.7	9.2
Value-added services	24.8	24.2	23.8
Total operating revenues	100.0%	100.0%	100.0%

Results of Operations

The following table sets forth items derived from our Consolidated Statements of Income for the years ended December 31, 2022, 2021 and 2020, presented as a percentage of operating revenues:

	Years ended December 31,		
	2022	**2021**	**2020**
Operating revenues	100.0%	100.0%	100.0%
Operating expenses:			
Purchased transportation and equipment rent	42.0	47.1	48.5
Direct personnel and related benefits	25.9	26.1	24.3
Operating supplies and expenses	8.8	8.5	8.0
Commission expense	2.0	1.9	1.9
Occupancy expense	2.0	2.1	2.5
General and administrative	2.3	2.3	2.4
Insurance and claims	1.1	2.2	1.4
Depreciation and amortization	3.8	3.9	5.3
Total operating expenses	88.1	94.1	94.2
Income from operations	11.9	5.9	5.8
Interest and other non-operating income (expense), net	(0.7)	(0.3)	(1.2)
Income before for income taxes	11.2	5.6	4.6
Income tax (benefit) expense	2.8	1.4	1.1
Net income	8.4%	4.2%	3.5%

2022 Compared to 2021

Operating revenues. Operating revenues for 2022 increased $264.5 million, or 15.1%, to $2,015.5 million from $1,751.0 million for 2021. Included in operating revenues are separately-identified fuel surcharges of $168.6 million for 2022 compared to $96.9 million for 2021. Consolidated income from operations increased $137.5 million, or 133.5%, to $240.4 million for 2022 compared to $103.0 million during the same period last year. Results for 2022 include $9.7 million in additional depreciation expense due to revised useful lives and salvage values of certain equipment and a $3.0 million credit to insurance and claims expense resulting from the favorable settlement of certain auto liability claims during the period. Results for 2021 include $25.0 million in pre-tax charges related to previously disclosed items.

In the contract logistics segment, which includes value-added and dedicated services, operating revenues increased $196.7 million, or 31.4%, to $823.9 million in 2022 compared to $627.2 million in the previous year. Income from operations in the contract logistics segment increased $73.6 million, or 164.3%, to $118.4 million for 2022 compared to $44.8 million in the same period last year. In 2022, Universal managed 63 value-added programs, unchanged from the prior year period. During 2022, dedicated transportation load count increased 4.2% to 619,673 from 594,798 in 2021. Also included in dedicated transportation revenue for 2022 were $41.7 million in separately identified fuel surcharges, compared to $21.2 million in the same period last year. Contract logistics segment results for 2021 included $18.9 million of losses incurred in connection with a previously announced program launch. As a percentage of revenue, operating margin in the contract logistics segment for 2022 was 14.4% compared to 7.1% during the same period last year.

In the intermodal segment, operating revenues increased $118.9 million, or 25.1%, to $591.9 million in 2022 compared to $473.1 million in the previous year. Intermodal revenues for 2022 included $92.3 million in separately identified fuel surcharges, compared to $51.2 million in the same period last year. During 2022, Universal moved 552,398 intermodal loads compared to 665,088 in 2021, a decrease of 16.9%, while its average operating revenue per load, excluding fuel surcharges increased 34.5% to $702 from $522. Intermodal segment revenues also include accessorial charges such as detention, demurrage and storage which totaled $123.6 million in 2022, compared to $84.9 million one year earlier. Income from operations in the intermodal segment increased $53.3 million to $83.6 million for the 2022 compared to $30.4 million in 2021. Intermodal segment results included litigation related charges totaling $5.8 million in 2021. As a percentage of revenue, operating margin in the intermodal segment for 2022 was 14.1%, compared to 6.4% during the same period last year.

In the trucking segment, operating revenues decreased $10.7 million to $392.6 million in 2022 compared to $403.3 million in the prior year period. Included in trucking segment revenues for 2022 were $34.7 million in separately identified fuel surcharges compared to $24.4 million during 2021. Income from operations in the trucking segment increased $8.0 million to $27.6 million for 2022 compared to $19.6 million in the same period last year. Trucking segment results also included $6.0 million in previously disclosed pre-tax charges in 2021. During 2022, Universal's average operating revenue per load, excluding fuel surcharges, increased 33.3% to $1,807 from $1,356 in the prior year period; however, this increase was offset by a 30.7% decrease in load volumes as we rationalized underperforming operations in this segment. During 2022, Universal moved 199,712 loads compared to 288,378 during the same period last year. As a percentage of revenue, operating margin in the trucking segment for 2022 was 7.0%, compared to 4.9% during the same period last year.

In the company-managed brokerage segment, operating revenues decreased $42.3 million, or 17.4%, to $200.5 million in 2022 compared to $242.8 million in 2021. During 2022, the average operating revenue per load increased 2.6% to $1,893 from $1,845 in 2021; however, load volumes fell 25.8% to 90,432 from 121,944. As a percentage of revenue, operating margin for the company-managed brokerage segment was 5.0% for 2022 compared to 2.9% last year.

Purchased transportation and equipment rent. Purchased transportation and equipment rental costs for 2022 increased $22.6 million, or 2.7%, to $847.4 million from $824.8 million last year. Purchased transportation and equipment rent generally increases or decreases in proportion to the revenues generated through owner-operators and other third party providers. The increases or decreases are generally correlated with changes in demand for transportation-related services, which includes truckload, brokerage, intermodal and to a lesser extent, dedicated services, which uses a higher mix of company-drivers compared to owner-operators. The absolute increase in purchased transportation and equipment rental costs was primarily the result of an overall increase in transportation-related services. In 2022, transportation-related service revenues increased 14.2% compared to 2021. As a percentage of operating revenues, purchased transportation and equipment rent expense decreased to 42.0% compared to 47.1% during the same period last year due to a decrease in the mix of brokerage services revenue, where the cost of transportation is typically higher than our other transportation businesses. As a percentage of total revenues, brokerage services revenue decreased to 18.3% for 2022 compared to 22.9% in the same period last year.

Direct personnel and related benefits. Direct personnel and related benefits for 2022 increased $66.0 million, or 14.5%, to $522.7 million compared to $456.6 million during the same period last year. Trends in these expenses are generally correlated with changes in operating facilities and headcount requirements and, therefore, increase and decrease with the level of demand for our staffing needs in our contract logistics segment, which includes value-added services and dedicated transportation. The increase was due to the launch of new business wins and robust volumes experienced at our contract logistics operations during 2022. As a percentage of operating revenues, personnel and related benefits decreased to 25.9%, compared to 26.1% for 2021. The percentage is derived on an aggregate basis from both existing and new programs, and from customer operations at various stages in their lifecycles. Individual operations may be impacted by additional production shifts or by overtime at selected operations. While generalizations about the impact of personnel and related benefits costs as a percentage of total revenue are difficult, we manage compensation and staffing levels, including the use of contract labor, to maintain target economics based on near-term projections of demand for our services.

Operating supplies and expenses. Operating supplies and expenses increased by $28.0 million, or 18.8%, to $177.4 million for 2022 compared to $149.4 million for 2021. These expenses include items such as fuel, maintenance, cost of materials, communications, utilities and other operating expenses, and generally relate to fluctuations in customer demand. The main elements driving the change were increases of $25.4 million in fuel expense on company tractors, $6.8 million in vehicle and other maintenance, and $3.5 million in bad debt expense. These increases were partially offset by decreases of $4.8 million in professional fees including legal charges and $1.9 million in travel and entertainment expense.

Commission expense. Commission expense for 2022 increased by $6.4 million, or 18.9%, to $40.3 million from $33.9 million for 2021. Commission expense increased due to increased revenue from both our agency based truckload business and our intermodal agents. As a percentage of operating revenues, commission expense increased to 2.0% for 2022, compared to 1.9% in the same period last year.

Occupancy expense. Occupancy expenses increased by $4.0 million, or 10.7%, to $41.3 million for 2022. This compares to $37.3 million for 2021. The increase was attributable to an increase in building rents and property taxes.

General and administrative. General and administrative expense for 2022 increased by $6.9 million to $46.5 million from $39.6 million in 2021. The increase was primarily attributable to an increase in salaries, wages, and benefits. As a percentage of operating revenues, general and administrative expense was 2.3% for 2022 unchanged from the previous year.

Insurance and claims. Insurance and claims expense for 2022 decreased by $16.1 million to $22.7 million from $38.8 million in 2021. As a percentage of operating revenues, insurance and claims decreased to 1.1% for 2022 compared to 2.2% for 2021. The decrease was attributable to decreases in auto liability insurance premiums and claims expense and in cargo and service failure claims. Our 2022 insurance and claims also included a $3.0 million credit resulting from the favorable settlement of certain auto liability claims during the period.

Depreciation and amortization. Depreciation and amortization expense for 2022 increased by $9.1 million, or 13.5%, to $76.7 million from $67.5 million for 2021. Depreciation expense increased $8.6 million and amortization expense increased $0.5 million. During 2022, Universal revised the estimated useful life and salvage value of certain equipment, and these adjustments resulted in additional depreciation expense of $9.7 million during the period.

Interest expense, net. Net interest expense was $16.2 million for 2022 compared to $11.6 million for 2021. The increase in net interest expense reflects an increase in interest rates on our outstanding borrowings. As of December 31, 2022, our outstanding borrowings totaled $382.9 million compared to $428.4 million at the same time last year.

Other non-operating income (expense). Other non-operating income was $1.1 million for 2022 compared to $7.2 million in the prior year. Other non-operating income for 2022 includes a $1.0 million pre-tax holding gain on marketable securities due to changes in fair value recognized in income. Other non-operating income for 2021 includes a $5.7 million pre-tax gain from a favorable legal settlement and a $1.5 million pre-tax holding gain on marketable securities due to changes in fair value recognized in income.

Income tax expense. Income tax expense for 2022 was $56.8 million, compared to $24.8 million for 2021, based on an effective tax rate of 25.2% in both periods. The increase in income taxes in 2022 is the result of an increase in taxable income for 2022 compared 2021.

2021 Compared to 2020

Operating revenues. Operating revenues for 2021 increased $359.9 million, or 25.9%, to $1,751.0 million from $1,391.1 million in 2020. Included in operating revenues are separately-identified fuel surcharges of $96.9 million for 2021 compared to $67.9 million in 2020. Consolidated income from operations increased $22.6 million, or 28.1%, to $103.0 million for 2021 compared to $80.4 million during the same period last year. Overall results for 2020 were negatively impacted by the COVID-19 pandemic which resulted in a substantial portion of our customers being shuttered. Results for 2021 include a favorable legal settlement which resulted in a $5.7 million pre-tax gain recorded in other non-operating income, as well as $6.0 million in charges for auto liability claims expected to settle in excess of policy limits, $5.8 million in charges for on-going legal matters, and $18.9 million of losses incurred in connection with a recent contract logistics program launch.

In the contract logistics segment, which includes value-added and dedicated services, operating revenues increased $167.6 million, or 36.5%, to $627.2 million in 2021 compared to $459.7 million in the previous year. Income from operations in the contract logistics segment increased $8.8 million, or 24.6%, to $44.8 million for 2021 compared to $36.0 million in the same period last year. In 2022, Universal managed 63 value-added programs compared to 58 in the prior year period. During 2021, dedicated transportation load count increased 20.5% to 594,748 from 493,733 in 2020. Results for 2021 in the contract logistics segment include approximately $18.9 million of losses incurred in connection with a recent program launch. Results in the contract logistics segment for 2020 were negatively impacted by the COVID-19 pandemic, which caused a substantial portion of our customers to temporarily suspend operations. As a percentage of revenue, operating margin for the contract logistics segment for 2021 was 7.1% compared to 7.8% during the same period last year. The launch losses recorded in 2021 adversely impacted this segment's operating margin by 310 basis points.

In the intermodal segment, operating revenues increased $79.4 million, or 20.2%, to $473.1 million in 2021 compared to $393.6 million in the previous year. Intermodal revenues for 2021 included $51.2 million in separately identified fuel surcharges, compared to $40.1 million in the same period last year. During 2021, Universal moved 665,088 intermodal loads compared to 719,947 in 2020, a decrease of 7.6%, while its average operating revenue per load, excluding fuel surcharges increased 13.2% to $522 from $461. In 2021, other accessorial charges such as detention, demurrage and storage increased $45.0 million to $84.9 million compared to $39.9 million one year earlier. Income from operations in the intermodal segment was unchanged at $30.4 million in both 2021 and 2020. Included in intermodal segment results were litigation related charges totaling $5.8 million in 2021. As a percentage of revenue, operating margin in the intermodal segment was 6.4% in 2021 compared to 7.7% in the prior year period. The litigation related charges recorded in 2021 adversely impacted this segment's operating margin by 120 basis points.

In the trucking segment, which includes agent-based and company-managed trucking operations, operating revenues increased $84.9 million to $403.3 million in 2021 compared to $318.4 million in the prior year. Included in trucking segment revenues for 2021 were $24.4 million in separately identified fuel surcharges compared to $16.1 million during 2020. Income from operations in the trucking segment increased $3.2 million to $19.6 million for 2021 compared to $16.4 million in the same period last year. During 2021, load volumes increased 12.0% to 288,378 loads compared to 257,562 in 2020. Average operating revenue per load, excluding fuel surcharges, also increased 11.3% to $1,356 from $1,218 in the prior year period. 2021 trucking segment results also included a $6.0 million charge for auto liability claims expected to settle in excess of policy limits. As a percentage of revenue, operating margin in the trucking segment was 4.9% in 2021 compared to 5.2% in the same period last year. The claim charges recorded in 2021 adversely impacted the trucking segment's operating margin by 140 basis points.

In the company-managed brokerage segment, operating revenues increased $24.7 million, or 11.3%, to $242.8 million in 2021 compared to $218.1 million in 2020. Company-managed brokerage load volumes decreased 16.3% to 121,944 in 2021 from 145,655 during the same period last year. However, average operating revenue per load, excluding fuel surcharges, increased 31.5% to $1,845 in 2021 from $1,403 in 2020. As a percentage of revenue, operating margin for the company-managed brokerage segment was 2.9% for 2021 compared to a negative 1.2% in the same period last year.

Purchased transportation and equipment rent. Purchased transportation and equipment rental costs for 2021 increased $150.6 million, or 22.3%, to $824.8 million from $674.1 million during the same period last year. Purchased transportation and equipment rent generally increases or decreases in proportion to the revenues generated through owner-operators and other third party providers and is generally correlated with changes in demand for transportation-related services, which includes truckload, brokerage, intermodal and to a lesser extent, dedicated services, which uses a higher mix of company-drivers compared to owner-operators. The absolute increase in purchased transportation and equipment rental costs was primarily the result of an increase in transportation-related service revenues. In 2021, transportation-related service revenues increased 25.4% over the same period last year. As a percentage of operating revenues, purchased transportation and equipment rent expense decreased to 47.1% compared to 48.5% during the same period last year. The decrease was due to a decrease in the mix of brokerage services revenue, where the cost of transportation is typically higher than our other transportation businesses. As a percentage of total revenues, brokerage services revenue decreased to 22.9% for 2021 compared to 24.2% in the same period last year.

Direct personnel and related benefits. Direct personnel and related benefits for 2021 increased by $119.0 million, or 35.3%, to $456.6 million compared to $337.6 million during the same period last year. Trends in these expenses are generally correlated with changes in operating facilities and headcount requirements and, therefore, increase and decrease with the level of demand for our value-added services and staffing needs of our operations. The increase was due to the launch of new business wins and robust volumes in our contract logistics segment in 2021, as well as the impact of temporary layoffs and furloughs in 2020 in response to the COVID-19 pandemic. As a percentage of operating revenues, personnel and related benefits increased to 26.1% for 2021, compared to 24.3% in 2020. The percentage is derived on an aggregate basis from both existing and new programs, and from customer operations at various stages in their lifecycles. Individual operations may be impacted by additional production shifts or by overtime at selected operations. While generalizations about the impact of personnel and related benefits costs as a percentage of total revenue are difficult, we manage compensation and staffing levels, including the use of contract labor, to maintain target economics based on near-term projections of demand for our services.

Operating supplies and expenses. Operating supplies and expenses increased by $38.3 million, or 34.5%, to $149.4 million for 2021 compared to $111.1 million for 2020. These expenses include items such as fuel, maintenance, cost of materials, communications, utilities and other operating expenses, and generally relate to fluctuations in customer demand. The main elements of the increase included increases of $16.5 million in fuel expense, $5.3 million in legal charges and professional fees, $8.2 million in vehicle and other maintenance, $4.0 million in travel and entertainment, and $3.3 million in other operating expenses.

Commission expense. Commission expense for 2021 increased by $7.2 million, or 27.1%, to $33.9 million from $26.7 million in 2020. Commission expense increased due to increased revenue in the agency based truckload business. As a percentage of operating revenues, commission expense was unchanged at 1.9% for both 2021 and 2020.

Occupancy expense. Occupancy expenses increased by $2.7 million, or 7.8%, to $37.3 million for 2021. This compares to $34.6 million in 2020. The increase was primarily attributable to an increase in building rents and property taxes.

General and administrative. General and administrative expense for 2021 increased by $6.4 million to $39.6 million from $33.3 million in 2020. The increase was attributable to a $4.1 million increase in salaries, wages, and benefits and a $2.5 million increase in professional fees. As a percentage of operating revenues, general and administrative expense was 2.3% in 2021 compared to 2.4% for 2020.

Insurance and claims. Insurance and claims expense for 2021 increased by $19.6 million to $38.8 million from $19.3 million in 2020. The increase was attributable to increases of $11.1 million in cargo and service failure claims and $8.5 million in auto liability premiums and claims. Included in insurance and claims expense were $6.0 million in charges for auto liability claims expected to settle in excess of policy limits. As a percentage of operating revenues, insurance and claims increased to 2.2% for 2021 compared to 1.4% in 2020.

Depreciation and amortization. Depreciation and amortization expense for 2021 decreased by $6.6 million, or 8.9%, to $67.5 million from $74.1 million for 2020. Depreciation expense decreased $5.3 million and amortization expense decreased $1.3 million. The decrease in depreciation expense is attributable to the limited availability of transportation equipment for purchase in 2021. If equipment manufacturers implement solutions to overcome production issues, depreciation expense is expected to increase as capital expenditures return to normalized levels.

Interest expense, net. Net interest expense was $11.6 million for 2021 compared to $14.6 million for 2020. The decrease in net interest expense reflects a decrease in outstanding borrowings and a decrease in interest rates on our debt. As of December 31, 2021, our outstanding borrowings totaled $428.4 million compared to $461.7 million at the same time last year.

Other non-operating income (expense). Other non-operating income was $7.2 million for 2021 compared to $1.9 million of other non-operating expense for 2020. Other non-operating income for 2021 includes a $5.7 million pre-tax gain from a favorable legal settlement. Other non-operating income in 2021 also includes a $1.5 million pre-tax holding gain on marketable securities due to changes in fair value recognized in income compared to a pre-tax holding loss of $1.6 million in 2020.

Income tax expense. Income tax expense for 2021 was $24.8 million, compared to $15.8 million for 2020, based on an effective tax rate of 25.2% and 24.7% respectively. The increase in income taxes in 2021 is the result of an increase in taxable income and our effective tax rate for 2021 compared to 2020.

Liquidity and Capital Resources

Our primary sources of liquidity are funds generated by operations, loans and extensions of credit under our credit facilities, on margin against our marketable securities and from installment notes, and proceeds from the sales of marketable securities. We use secured, asset lending to fund a substantial portion of purchases of tractors, trailers and material handling equipment.

We employ a flexible operating strategy which we believe lowers our capital expenditure requirements. In general, our facilities used in our value-added services are leased on terms that are either substantially matched to our customer's contracts, are month-to-month or are provided to us by our customers. We also utilize owner-operators and third-party carriers to provide a significant portion of our transportation and specialized services. A significant portion of the tractors and trailers used in our business are provided by our owner-operators. In addition, our use of agents reduces our overall need for large terminals. As a result, our capital expenditure requirements are limited in comparison to most large transportation and logistics service providers, which maintain significant properties and sizable fleets of owned tractors and trailers.

In 2022, our capital expenditures totaled $117.1 million. These expenditures primarily consisted of transportation equipment and investments in support of our value-added service operations. Our flexible business model depends largely on the customized solutions we implement for specific customers. As a result, our capital expenditures will also depend on specific new contracts and the overall age and condition of our owned transportation equipment. Due to shortages, production backlogs, and limited availability of transportation equipment, our expenditures are projected to be somewhat higher than the customary range of 4% to 5% of our operating revenues. In 2023, exclusive of acquisitions of businesses or strategic real estate, we expect our capital expenditures to be in the range of 7% to 8% of operating revenues. We expect to make these capital expenditures for the acquisition of transportation equipment, to support our new and existing value-added service operations, and for improvements to our existing terminal yard and container facilities. As equipment manufacturers identify and implement solutions enabling them to overcome supply-side constraints, we would expect to return to a normalized level of capital expenditures in future periods.

We have a cash dividend policy that anticipates a regular dividend of $0.42 per share of common stock, payable in quarterly increments of $0.105 per share of common stock. After considering the regular quarterly dividends made during the year, the Board of Directors also evaluates the potential declaration of an annual special dividend payable in the first quarter of each year. The Board of Directors did not declare a special dividend in the first quarter of 2023. During the year ended December 31, 2022, we paid a total of $0.42 per common share, or $11.1 million. Future dividend policy and the payment of dividends, if any, will be determined by the Board of Directors in light of circumstances then existing, including our earnings, financial condition and other factors deemed relevant by the Board of Directors.

On May 13, 2022, the Company commenced a "Dutch auction" tender offer to repurchase up to 100,000 shares of the Company's outstanding common stock at a price of not greater than $28.00 nor less than $25.00 per share. Following expiration of the tender offer on June 15, 2022, we accepted 164,189 shares, including 64,189 oversubscribed shares tendered, of our common stock for purchase at $28.00 per share, for a total purchase price of approximately $4.6 million, excluding fees and expenses related to the offer. We paid for the accepted shares with available cash and funds borrowed under our existing line of credit.

We expect that our cash flow from operations, working capital and available borrowings will be sufficient to meet our capital commitments, to fund our operational needs for at least the next twelve months, and to fund mandatory debt repayments. Based on the availability of borrowings under our credit facilities, against our marketable security portfolio and other financing sources, and assuming the continuation of our current level of profitability, we do not expect that we will experience any liquidity constraints in the foreseeable future.

We continue to evaluate business development opportunities, including potential acquisitions that fit our strategic plans. There can be no assurance that we will identify any opportunities that fit our strategic plans or will be able to execute any such opportunities on terms acceptable to us. Depending on prospective consideration to be paid for an acquisition, any such opportunities would be financed first from available cash and cash equivalents and availability of borrowings under our credit facilities.

Revolving Credit, Promissory Notes and Term Loan Agreements

Our revolving credit facility (the "Revolving Credit Facility") provides for a $400 million revolver at a variable rate of interest based on index-adjusted SOFR or a base rate and matures on September 30, 2027. The Revolving Credit Facility, which is secured by cash, deposits, accounts receivable, and selected other assets of the applicable borrowers, includes customary affirmative and negative covenants and events of default, as well as financial covenants requiring minimum fixed charge coverage and leverage ratios, and customary mandatory prepayments provisions. Our Revolving Credit Facility includes an accordion feature which allows us to increase availability by up to $200 million upon our request. At December 31, 2022, we were in compliance with all its covenants, and $400.0 million was available for borrowing.

Our UACL Credit and Security Agreement (the "UACL Credit Agreement") provides for maximum borrowings of $90 million in the form of an $80 million term loan and a $10 million revolver at a variable rate of interest based on index-adjusted SOFR or a base rate and matures on September 30, 2027. The UACL Credit Agreement, which is secured by cash, deposits, accounts receivable, and selected other assets of the applicable borrowers, includes customary affirmative and negative covenants and events of default, as well as financial covenants requiring minimum fixed charge coverage and leverage ratios, and customary mandatory prepayments provisions. Our UACL Credit Agreement includes an accordion feature which allows us to increase availability by up to $30 million upon our request. At December 31, 2022, we were in compliance with all its covenants, and $10.0 million was available for borrowing.

A wholly owned subsidiary issued a series of promissory notes in order to finance transportation equipment (the "Equipment Financing"). The notes issued in connection with the Equipment Financing, which are secured by liens on specific titled vehicles, are generally payable in 60 monthly installments and bear interest at fixed rates ranging from 2.25% to 7.27%.

Certain wholly owned subsidiaries entered into a $165.4 million term loan facility to repay outstanding balances under a then-existing term loan and certain other real estate notes (the "Real Estate Facility"). The Real Estate Facility matures on April 29, 2032 and is secured by first-priority mortgages on specific parcels of real estate owned by the Company, including all land and real property improvements, and first-priority assignments of rents and related leases of the loan parties. The Real Estate Facility includes customary affirmative and negative covenants, and principal and interest is payable on the facility on a monthly basis, based on an annual amortization of 10%. The facility bears interest at Term SOFR, plus an applicable margin equal to 2.12%. At December 31, 2022, we were in compliance with all covenants under the facility.

We also maintain a short-term line of credit secured by our portfolio of marketable securities. It bears interest at Term SOFR plus 1.10%. The amount available under the margin facility is based on a percentage of the market value of the underlying securities. We did not have any amounts advanced against the line as of December 31, 2022, and the maximum available borrowings were $5.1 million.

Discussion of Cash Flows

At December 31, 2022, we had cash and cash equivalents of $47.2 million compared to $13.9 million at December 31, 2021. Operating activities provided $213.4 million in net cash, and we used $103.7 million in investing activities and $78.2 million in financing activities.

The $213.4 million in net cash provided by operations was primarily attributed to $168.6 million of net income, which reflects non-cash depreciation and amortization, noncash lease expense, amortization and write-off of debt issuance costs, gains on marketable equity securities and equipment sales, stock-based compensation, provisions for doubtful accounts and a change in deferred income taxes totaling $118.9 million, net. Net cash provided by operating activities also reflects an aggregate increase in net working capital totaling $74.1 million. The primary drivers behind the increase in working capital were principal reductions in operating lease liabilities during the period, an increase in trade accounts receivable, and decreases in trade accounts payable, accruals for insurance and claims, and in accrued expenses and other current liabilities. These were partially offset by decreases in other receivables and in prepaid expenses and other assets, and increases in income taxes payable and other long-term liabilities. Affiliate transactions increased net cash provided by operating activities by $2.6 million. The increase in net cash resulted from an increase in accounts payable to affiliates of $2.8 million, partially offset by an increase in accounts receivable from affiliates of $0.2 million.

The $103.7 million in net cash used in investing activities consisted of $117.1 million in capital expenditures and $0.9 million in marketable securities purchases. These uses were partially offset by $14.3 million in proceeds from the sale of equipment.

We used $78.2 million in financing activities. During the year we paid cash dividends of $13.9 million, $14.3 million for purchases of common stock and $4.4 million in capitalized financing costs. We had outstanding borrowings totaling $382.9 million at December 31, 2022 compared to $428.4 million at December 31, 2021. During the year also we made net repayments on our revolving lines of credit totaling $163.3 million and term loan, and equipment and real estate note payments totaling $221.9 million. We also borrowed $339.6 million during the period to repay outstanding balances under a then-existing term loan and certain other real estate notes, and for new equipment.

Contractual Obligations

As of December 31, 2022, we had contractual obligations related to our long-term debt of $316.8 million and $59.4 million for principal borrowings and interest, respectively, which become due through 2032. See Item 8, Note 8 to the Consolidated Financial Statements for additional information regarding our debt obligations. We also have contractual obligations for operating leases commitments and purchase commitments related to agreements to purchase equipment. See Item 8, Note 12 and Note 15, respectively, to the Consolidated Financial Statements for additional information regarding lease obligations and purchase commitments.

Off-Balance Sheet Arrangements

None.

Legal Matters

We are subject to various legal proceedings and other contingencies, the outcomes of which are subject to significant uncertainty. We accrue for estimated losses if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. We use judgment and evaluate, with the assistance of legal counsel, whether a loss contingency arising from litigation should be disclosed or recorded. The outcome of legal proceedings is inherently uncertain, so typically a loss cannot be precisely estimated. Accordingly, if the outcome of legal proceedings is different than is anticipated by us, we would have to record the matter at the actual amount at which it was resolved, in the period resolved, impacting our results of operations and financial position for the period. See Item 8, Note 15 to the Consolidated Financial Statements.

Critical Accounting Policies

Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, operating revenues and operating expenses.

Critical accounting policies are those that are both (1) important to the portrayal of our financial condition and results of operations and (2) require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increase, those judgments become even more subjective and complex. In order to provide an understanding about how our management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different circumstances, we have identified our critical accounting policies below.

Insurance and Claim Costs

We maintain auto liability, workers compensation and general liability insurance with licensed insurance carriers. We are self-insured for all cargo and equipment damage claims. Insurance and claims expense represents premiums paid by us and the accruals made for claims within our self-insured retention amounts. A liability is recognized for the estimated cost of all self-insured claims including an estimate of incurred but not reported claims based on historical experience and for claims expected to exceed our policy limits. In addition, legal expenses related to auto liability claims are covered under our policy. We are responsible for all other legal expenses related to claims.

We establish reserves for anticipated losses and expenses related to cargo and equipment damage claims and auto liability claims. The reserves consist of specific reserves for all known claims and an estimate for claims incurred but not reported, and losses arising from known claims ultimately settling in excess of insurance coverage using loss development factors based upon industry data and past experience. In determining the reserves, we specifically review all known claims and record a liability based upon our best estimate of the amount to be paid. In making our estimate, we consider the amount and validity of the claim, as well as our past experience with similar claims. In establishing the reserve for claims incurred but not reported, we consider our past claims history, including the length of time it takes for claims to be reported to us. Based on our past experience, the time between when a claim occurs and when it is reported to us is short. As a result, we believe that the number of incurred but not reported claims at any given point in time is small. These reserves are periodically reviewed and adjusted to reflect our experience and updated information relating to specific claims. As of December 31, 2022 and 2021, we had accruals of $14.3 million and $23.0 million, respectively, for estimated claims net of insurance receivables. If we experience claims that are not covered by our insurance or that exceed our estimated claim reserve, it could increase the volatility of our earnings and have a materially adverse effect on our financial condition, results of operations or cash flows. Based on our 2022 reserve for claims incurred but not reported, a 10% increase in claims incurred but not reported, would increase our insurance and claims expense by approximately $0.5 million.

Valuation of Long-Lived Assets, including Goodwill and Intangible Assets

At both December 31, 2022 and 2021, our goodwill balance was $170.7 million. We are required to test goodwill for impairment annually or more frequently, whenever events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit with goodwill below its carrying amount. We annually test goodwill impairment during the third quarter. Goodwill represents the excess purchase price over the fair value of assets acquired in connection with our acquisitions. We continually assess whether any indicators of impairment exist, which requires a significant amount of judgment. Such indicators may include a sustained significant decline in our share price and market capitalization; a decline in our expected future cash flows; a significant adverse change in legal factors or in the business climate; unanticipated competition; overall weaknesses in our industry; and slower growth rates. Adverse changes in these factors could have a significant impact on the recoverability of goodwill and could have a material impact on our consolidated financial statements. The Company has the option to first assess qualitative factors such as current performance and overall economic conditions to determine whether or not it is necessary to perform a quantitative goodwill impairment test. If we choose that option, then we would not be required to perform a quantitative goodwill impairment test unless we determine that, based on a qualitative assessment, it is more likely than not that the fair value of a reporting unit is less than its carrying value. If we determine that it is more likely than not, or if we choose not to perform a qualitative assessment, we then proceed with the quantitative assessment. Under the quantitative test, if the fair value of a reporting unit exceeds its carrying amount, then goodwill of the reporting unit is considered to not be impaired. If the carrying amount of the reporting unit exceeds its fair value, then an impairment loss is recognized in an amount equal to the excess, up to the value of the goodwill.

During each of the third quarters of 2022 and 2021, we completed our goodwill impairment testing by performing a quantitative assessment using the income approach for each of our reporting units with goodwill. The determination of the fair value of the reporting units requires us to make estimates and assumptions related to future revenue, operating income and discount rates. Based on the results of this test, no impairment loss was recognized. There were no triggering events identified from the date of our assessment through December 31, 2022 that would require an update to our annual impairment test.

We evaluate the carrying value of long-lived assets, other than goodwill, for impairment by analyzing the operating performance and anticipated future cash flows for those assets, whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. We evaluate the need to adjust the carrying value of the underlying assets if the sum of the expected cash flows is less than the carrying value. Our projection of future cash flows, the level of actual cash flows, the methods of estimation used for determining fair values and salvage values can impact impairment. Any changes in management's judgments could result in greater or lesser annual depreciation and amortization expense or impairment charges in the future. Depreciation and amortization of long-lived assets is calculated using the straight-line method over the estimated useful lives of the assets.

Recently Issued Accounting Pronouncements Not Currently Effective

See Item 8: Note 2 to the Consolidated Financial Statements for discussion of new accounting pronouncements.

ITEM 7A: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our principal exposure to interest rate risk relates to outstanding borrowing under our revolving credit and term loan agreements, our real estate facility, and margin facility, all of which charge interest at floating rates. Borrowings under the credit agreements with each of the banks bear interest at Term SOFR or a base rate, plus an applicable margin. Our margin facility bears interest at Term SOFR plus 1.10%. As of December 31, 2022, we had total variable interest rate borrowings of $234.7 million. Assuming variable rate debt levels remain at $234.7 million for a full year, a 100 basis point increase in interest rates on our variable rate debt would increase interest expense approximately $2.3 million annually.

In connection with the Real Estate Facility, we entered into interest rate swap agreements to fix a portion of the interest rate on our variable rate debt. Under the swap agreement, the Company receives interest at Term SOFR and pays a fixed rate of 2.88%. The swap agreement has an effective date of April 29, 2022, a maturity date of April 30, 2027, and an amortizing notional amount of $93.3 million. At December 31, 2022, the fair value of the swap agreement was an asset of $2.9 million. Since the swap agreements qualifies for hedge accounting, the changes in fair value are recorded in other comprehensive income (loss), net of tax.

Included in cash and cash equivalents is approximately $13,000 in short-term investment grade instruments. The interest rates on these instruments are adjusted to market rates at least monthly. In addition, we have the ability to put these instruments back to the issuer at any time. Accordingly, any future interest rate risk on these short-term investments would not be material.

Commodity Price Risk

Fluctuations in fuel prices can affect our profitability by affecting our ability to retain or recruit owner-operators. Our owner-operators bear the costs of operating their tractors, including the cost of fuel. The tractors operated by our owner-operators consume large amounts of diesel fuel. Diesel fuel prices fluctuate greatly due to economic, political and other factors beyond our control. To address fluctuations in fuel prices, we seek to impose fuel surcharges on our customers and pass these surcharges on to our owner-operators. Historically, these arrangements have not fully protected our owner-operators from fuel price increases. If costs for fuel escalate significantly it could make it more difficult to attract additional qualified owner-operators and retain our current owner-operators. If we lose the services of a significant number of owner-operators or are unable to attract additional owner-operators, it could have a materially adverse effect on our financial condition, results of operations and cash flows.

Exposure to market risk for fluctuations in fuel prices also relates to a small portion of our transportation service contracts for which the cost of fuel is integral to service delivery and the service contract does not have a mechanism to adjust for increases in fuel prices. Increases and decreases in the price of fuel are generally passed on to our customers for which we realize minimal changes in profitability during periods of steady market fuel prices. However, profitability may be positively or negatively impacted by sudden increases or decreases in market fuel prices during a short period of time as customer pricing for fuel services is established based on market fuel costs. We believe the exposure to fuel price fluctuations would not materially impact our results of operations, cash flows or financial position. Based upon our 2022 fuel consumption, a 10% increase in the average annual price per gallon of diesel fuel would increase our annual fuel expense on company owned tractors by approximately $5.5 million.

Equity Securities Risk

We hold certain actively traded marketable equity securities, which subjects the Company to fluctuations in the fair market value of its investment portfolio based on current market price. The recorded value of marketable equity securities increased to $10.0 million at December 31, 2022 from $8.0 million at December 31, 2021. The increase resulted from an increase in the market value of the portfolio of approximately $1.1 million and purchases of marketable securities totaling approximately $0.9 million. There were no sales of marketable equity securities during the year. A 10% decrease in the market price of our marketable equity securities would cause a corresponding 10% decrease in the carrying amounts of these securities, or approximately $1.0 million. For additional information with respect to the marketable equity securities, see Item 8, Note 4 to the Consolidated Financial Statements.

Foreign Exchange Risk

In the years ended December 31, 2022 and 2021, 1.9% and 1.7%, respectively, of our revenues were derived from services provided outside the United States, principally in Mexico, Canada and Colombia. Exposure to market risk for changes in foreign currency exchange rates relates primarily to selling services and incurring costs in currencies other than the local currency and to the carrying value of net investments in foreign subsidiaries. As a result, we are exposed to foreign currency exchange rate risk due primarily due to translation of the accounts of our Mexican, Canadian and Colombian operations from their local currencies into U.S. dollars and also to the extent we engage in cross-border transactions. The majority of our exposure to fluctuations in the Mexican peso, Canadian dollar, and Colombian peso is naturally hedged since a substantial portion of our revenues and operating costs are denominated in each country's local currency. Based on 2022 expenditures denominated in foreign currencies, a 10% decrease in the exchange rates would increase our annual operating expenses by approximately $2.7 million. Historically, we have not entered into financial instruments for trading or speculative purposes. Short-term exposures to fluctuating foreign currency exchange rates are related primarily to intercompany transactions. The duration of these exposures is minimized by ongoing settlement of intercompany trading obligations.

The net investments in our Mexican, Canadian and Colombian operations are exposed to foreign currency translation gains and losses, which are included as a component of accumulated other comprehensive income in our statement of shareholders' equity. Adjustments from the translation of the net investment in these operations decreased equity by approximately $1.0 million for the year ended December 31, 2022.

ITEM 8: FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Universal Logistics Holdings, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Universal Logistics Holdings, Inc. (a Michigan corporation) and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated March 16, 2023 expressed an unqualified opinion.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Impairment Analysis – Contract Logistics and Intermodal Reporting Units

As described further in Note 1 to the consolidated financial statements, the Company tests goodwill for impairment annually (in the third fiscal quarter) or more frequently, whenever events occur, or circumstances change that would more likely than not reduce the fair value of a reporting unit with goodwill below its carrying amount. The determination of the fair value of the reporting units requires the Company to make estimates and assumptions related to future revenue, operating income and discount rates. The Company's consolidated goodwill balance was $170.1 million as of December 31, 2022, which is allocated to the Company's four reporting units. As of December 31, 2022, $56.3 million of goodwill was recorded in their Contract Logistics segment and $101.1 million in their Intermodal segment. We identified the annual goodwill impairment assessment of the Contract Logistics and Intermodal segments as a critical audit matter.

The principal consideration for our determination that the annual goodwill impairment assessment of the Contract Logistics and Intermodal segments is a critical audit matter is a high degree of auditor judgement necessary in evaluating the reasonableness of the fair value of the reporting units. The fair value estimate is sensitive to significant assumptions made by management in the discounted cash flow analyses specifically, forecasts of future revenue, operating income and discount rates.

Our audit procedures related to the goodwill impairment assessment of the Contract Logistics and Intermodal segments included the following, among others.

- We tested the design and operating effectiveness of controls relating to management's valuation of goodwill, including the control over the determination of key inputs such as the forecasting of revenue, operating income and determination of the discount rate.

- We compared management's forecasts of future revenue and operating income to third-party industry projections and the Company's historical operating results.

- We utilized our valuation specialists with specialized skills and knowledge, to assess the reasonableness of the discount rates used in the models.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2021.

Southfield, Michigan
March 16, 2023

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
Universal Logistics Holdings, Inc.
Warren, Michigan

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of income, comprehensive income, cash flows and shareholders' equity for the year ended December 31, 2020, and the related notes (collectively referred to as the "consolidated financial statements") of Universal Logistics Holdings, Inc. (the "Company"). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BDO USA, LLP

We served as the Company's auditor from 2013 to 2020.

Troy, Michigan
March 16, 2021

UNIVERSAL LOGISTICS HOLDINGS, INC.
Consolidated Balance Sheets
December 31, 2022 and 2021
(In thousands, except share data)

Assets	2022	2021
Current assets:		
Cash and cash equivalents	$ 47,181	$ 13,932
Marketable securities	10,000	8,031
Accounts receivable – net of allowance for doubtful accounts of $14,308 and $7,841, respectively	350,720	341,398
Other receivables	25,146	26,318
Prepaid expenses and other	25,629	30,209
Due from affiliates	976	807
Total current assets	459,652	420,695
Property and equipment, net	391,154	345,583
Operating lease right-of-use asset	99,731	105,859
Goodwill	170,730	170,730
Intangible assets – net of accumulated amortization of $121,843 and $107,461, respectively	73,967	88,349
Deferred income taxes	1,394	2,060
Other assets	7,050	4,215
Total assets	$ 1,203,678	$ 1,137,491

Liabilities and Shareholders' Equity

	2022	2021
Current liabilities:		
Accounts payable	$ 87,138	$ 117,837
Current portion of long-term debt	65,303	61,160
Current portion of operating lease liabilities	28,227	24,566
Accrued expenses and other current liabilities	43,106	43,627
Insurance and claims	30,574	43,357
Due to affiliates	20,627	17,839
Income taxes payable	11,926	4,323
Total current liabilities	286,901	312,709
Long-term liabilities:		
Long-term debt, net of current portion	313,197	366,188
Operating lease liability, net of current portion	77,600	85,984
Deferred income taxes	69,585	61,250
Other long-term liabilities	9,465	9,150
Total long-term liabilities	469,847	522,572
Shareholders' equity:		
Common stock, no par value. Authorized 100,000,000 shares; 30,996,205 and 30,986,702 shares issued; 26,277,549 and 26,919,455 shares outstanding, respectively	30,997	30,988
Paid-in capital	4,852	4,639
Treasury stock, at cost; 4,718,656 and 4,067,247 shares	(96,706)	(82,385)
Retained earnings	513,589	356,071
Accumulated other comprehensive income (loss):		
Interest rate swaps, net of income taxes of $726 and $(60), respectively	2,156	(178)
Foreign currency translation adjustments	(7,958)	(6,925)
Total shareholders' equity	446,930	302,210
Total liabilities and shareholders' equity	$ 1,203,678	$ 1,137,491

See accompanying notes to consolidated financial statements.

UNIVERSAL LOGISTICS HOLDINGS, INC.
Consolidated Statements of Income
Years ended December 31, 2022, 2021 and 2020
(In thousands, except per share data)

	2022	2021	2020
Operating revenues:			
Truckload services, including related party amounts of $933, $660 and $947, respectively	$ 230,696	$ 248,878	$ 201,419
Brokerage services	368,880	401,823	336,365
Intermodal services	591,946	473,059	393,633
Dedicated services	324,589	204,102	127,510
Value-added services	499,345	423,118	332,156
Total operating revenues	2,015,456	1,750,980	1,391,083
Operating expenses:			
Purchased transportation and equipment rent, including related party amounts of $1,072, $1,695 and $22, respectively	847,414	824,789	674,143
Direct personnel and related benefits, including related party amounts of $51,879, $42,371 and $27,532, respectively	522,659	456,643	337,618
Operating supplies and expenses, including related party amounts of $7,597, $3,887 and $826, respectively	177,440	149,394	111,056
Commission expense	40,288	33,894	26,661
Occupancy expense, including related party amounts of $12,220, $12,384 and $12,925, respectively	41,286	37,286	34,586
General and administrative, including related party amounts of $11,801, $8,923 and $5,688, respectively	46,528	39,648	33,267
Insurance and claims, including related party amounts of $15,754, $17,997 and $16,542, respectively	22,749	38,829	19,252
Depreciation and amortization	76,657	67,537	74,141
Total operating expenses	1,775,021	1,648,020	1,310,724
Income from operations	240,435	102,960	80,359
Interest income	132	43	47
Interest expense	(16,288)	(11,642)	(14,626)
Other non-operating income (expense)	1,143	7,220	(1,870)
Income before income taxes	225,422	98,581	63,910
Income tax expense	56,790	24,848	15,778
Net income	$ 168,632	$ 73,733	$ 48,132
Earnings per common share:			
Basic	$ 6.37	$ 2.74	$ 1.78
Diluted	$ 6.37	$ 2.74	$ 1.78
Weighted average number of common shares outstanding:			
Basic	26,469	26,919	26,997
Diluted	26,489	26,929	27,000
Dividends declared per common share	$ 0.42	$ 0.42	$ 0.21

See accompanying notes to consolidated financial statements.

UNIVERSAL LOGISTICS HOLDINGS, INC.
Consolidated Statements of Comprehensive Income
Years ended December 31, 2022, 2021 and 2020
(In thousands, except per share data)

	2022	2021	2020
Net Income	$ 168,632	$ 73,733	$ 48,132
Other comprehensive income (loss):			
Unrealized changes in fair value of interest rate swaps, net of income taxes of $786, $82 and $(110), respectively	2,334	298	(371)
Foreign currency translation adjustments	(1,033)	(251)	(2,769)
Total other comprehensive income (loss)	1,301	47	(3,140)
Total comprehensive income	$ 169,933	$ 73,780	$ 44,992

See accompanying notes to consolidated financial statements.


UNIVERSAL LOGISTICS HOLDINGS, INC.
Consolidated Statements of Cash Flows
Years ended December 31, 2022, 2021 and 2020
(In thousands)


	2022	2021	2020
Cash flows from operating activities:			
Net income	$ 168,632	$ 73,733	$ 48,132
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	76,657	67,537	74,141
Noncash lease expense	29,406	26,058	27,827
Amortization of debt issuance costs	545	480	589
(Gain) loss on marketable equity securities	(1,044)	(1,500)	1,574
Gain on disposal of property and equipment	(5,442)	(1,202)	(734)
Write-off of debt issuance costs	583	—	—
Stock-based compensation	222	162	195
Provision for doubtful accounts	9,775	6,315	5,165
Deferred income taxes	8,215	(3,197)	(3,278)
Change in assets and liabilities:			
Trade and other accounts receivable	(16,266)	(92,968)	(58,090)
Prepaid income taxes, prepaid expenses and other assets	4,702	(7,074)	(542)
Accounts payable, accrued expenses, income taxes payable, insurance and claims and other current liabilities	(37,524)	36,635	26,729
Principal reduction in operating lease liabilities	(27,991)	(24,650)	(26,654)
Due to/from affiliates, net	2,619	1,163	2,728
Other long-term liabilities	316	1,788	1,554
Net cash provided by operating activities	213,405	83,280	99,336
Cash flows from investing activities:			
Capital expenditures	(117,099)	(38,841)	(90,710)
Proceeds from the sale of property and equipment	14,281	5,605	4,189
Purchases of marketable securities	(925)	(114)	(361)
Proceeds from sale of marketable securities	—	117	1,622
Acquisitions of businesses	—	—	(1,295)
Net cash used in investing activities	(103,743)	(33,233)	(86,555)
Cash flows from financing activities:			
Proceeds from borrowing - revolving debt	443,987	408,478	395,717
Repayments of debt - revolving debt	(607,244)	(396,547)	(395,616)
Proceeds from borrowing - term debt	339,641	15,967	63,902
Repayments of debt - term debt	(221,944)	(61,151)	(62,038)
Borrowing under margin account	—	—	256
Repayments under margin account	—	—	(256)
Dividends paid	(13,941)	(11,305)	(5,731)
Purchases of treasury stock	(14,321)	—	(5,138)
Capitalized financing costs	(4,417)	—	(46)
Net cash used in financing activities	(78,239)	(44,558)	(8,950)
Effect of exchange rate changes on cash and cash equivalents	1,826	(320)	(2,794)
Net increase in cash	33,249	5,169	1,037
Cash and cash equivalents – January 1	13,932	8,763	7,726
Cash and cash equivalents – December 31	$ 47,181	$ 13,932	$ 8,763


See accompanying notes to consolidated financial statements.


UNIVERSAL LOGISTICS HOLDINGS, INC.
Consolidated Statements of Cash Flows - Continued
Years ended December 31, 2022, 2021 and 2020
(In thousands)

	2022	2021	2020
Supplemental cash flow information:			
Cash paid for interest	$ 14,331	$ 11,223	$ 14,039
Cash paid for income taxes	$ 40,886	$ 36,173	$ 3,784

Non-cash financing activities:
During each of the years ended December 31, 2021 and 2020, the Company had non-cash activities resulting from $2.8 million of declared dividends that were unpaid as of the end of each year.

See accompanying notes to consolidated financial statements.

UNIVERSAL LOGISTICS HOLDINGS, INC.
Consolidated Statements of Shareholders' Equity
Years ended December 31, 2022, 2021 and 2020
(In thousands)

	Common stock	Paid-in capital	Treasury stock	Retained earnings	Accumulated other comprehensive income (loss)	Total
Balances – December 31, 2019	$ 30,972	$ 4,298	$ (77,247)	$ 251,204	$ (4,010)	$ 205,217
Net income	—	—	—	48,132	—	48,132
Other comprehensive income	—	—	—	—	(3,140)	(3,140)
Dividends paid ($0.105 per share)	—	—	—	(2,866)	—	(2,866)
Dividends payable ($0.105 per share)	—	—	—	(2,827)	—	(2,827)
Stock based compensation	9	186	—	—	—	195
Purchases of treasury stock	—	—	(5,138)	—	—	(5,138)
Balances – December 31, 2020	$ 30,981	$ 4,484	$ (82,385)	$ 293,643	$ (7,150)	$ 239,573
Net income	—	—	—	73,733	—	73,733
Other comprehensive loss	—	—	—	—	47	47
Dividends paid ($0.315 per share)	—	—	—	(8,479)	—	(8,479)
Dividends payable ($0.105 per share)	—	—	—	(2,826)	—	(2,826)
Stock based compensation	7	155	—	—	—	162
Balances – December 31, 2021	$ 30,988	$ 4,639	$ (82,385)	$ 356,071	$ (7,103)	$ 302,210
Net income	—	—	—	168,632	—	168,632
Other comprehensive income	—	—	—	—	1,301	1,301
Dividends paid ($0.42 per share)	—	—	—	(11,114)	—	(11,114)
Stock based compensation	9	213	—	—	—	222
Purchases of treasury stock	—	—	(14,321)	—	—	(14,321)
Balances – December 31, 2022	$ 30,997	$ 4,852	$ (96,706)	$ 513,589	$ (5,802)	$ 446,930

See accompanying notes to consolidated financial statements.

(1) **Summary of Significant Accounting Policies**

(a) Business

Universal Logistics Holdings, Inc. ("Universal" or the "Company"), is a holding company that owns subsidiaries engaged in providing a variety of customized transportation and logistics solutions throughout the United States, and in Mexico, Canada and Colombia. Our operating subsidiaries provide our customers with supply chain solutions that can be scaled to meet their changing demands. We offer our customers a broad array of services across their entire supply chain, including truckload, brokerage, intermodal, dedicated and value-added services. Our customized solutions and flexible business model are designed to provide us with a highly variable cost model.

(b) Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions relating to these entities have been eliminated.

Our fiscal year consists of four quarters, each with thirteen weeks.

In June 2022, the Company made a change in an accounting estimate to revise the estimated useful life and salvage values of certain equipment. The change resulted in additional depreciation expense of $9.7 million recorded during the quarter ended July 2, 2022 ($7.2 million net of tax, or $0.27 per basic and diluted share).

Impact of COVID-19 and Current Economic Conditions

The Company makes estimates and assumptions that affect reported amounts and disclosures included in its financial statements and accompanying notes and assesses certain accounting matters that require consideration of forecasted financial information. The Company's assumptions about future conditions important to these estimates and assumptions are subject to uncertainty, including the impacts of the COVID-19 pandemic.

Although we estimate COVID-19 had the largest impact on our business during the second quarter 2020, we are unable to predict with any certainty the future impact COVID-19 may have on our operational and financial performance. The Company will continue to monitor these conditions in future periods as new information becomes available and will update its analyses accordingly.

Additionally, inflationary pressures can have a negative impact on our operating costs. Prolonged periods of inflation could cause interest rates, equipment, maintenance, labor and other operating costs to continue to increase. If the Company is unable to offset rising costs through corresponding customer rate increases, inflation-driven cost increases could adversely affect our results of operations.

(c) Use of Estimates

The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions related to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the fair value of assets and liabilities acquired in business combinations; carrying amounts of property and equipment and intangible assets; marketable securities; valuation allowances for receivables; and liabilities related to insurance and claim costs. Actual results could differ from those estimates.

(1)   Summary of Significant Accounting Policies—continued

(d) Cash and Cash Equivalents

We consider all highly liquid investments, purchased with a maturity of three months or less, to be cash equivalents. Accounts at banks with an aggregate excess of the amount of checks issued over cash balances are included as accounts payable in current liabilities in the consolidated balance sheets, and changes in such accounts are reported as cash flows from operating activities in the consolidated statements of cash flows. At times cash held at banks may exceed FDIC insured limits.

(e) Marketable Securities

Marketable equity securities are measured at fair value, with changes in fair value recognized in net income. At December 31, 2022 and 2021, the Company's marketable securities, all of which are available-for-sale, consist of common and preferred stocks with readily determinable fair values. The cost of securities sold is based on the specific identification method, and interest and dividends are included in other non-operating income (expense). See Note 4 "Marketable Securities" for further information on our portfolio.

(f) Accounts Receivable

Accounts receivable are recorded at the net invoiced amount, net of an allowance for doubtful accounts, and do not bear interest. They include amounts for services rendered in the respective period but not yet billed to the customer until a future date, which typically occurs within one month. In order to reflect customer receivables at their estimated net realizable value, we record charges against revenue based upon current information. These charges generally arise from rate changes, errors, and revenue adjustments that may arise from contract disputes or differences in calculation methods employed by the customer. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable. We determine the allowance based on historical write-off experience and the aging of our outstanding accounts receivable. Balances are considered past due based on invoiced terms. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. We do not have any off-balance-sheet credit exposure related to our customers. Accounts receivable from affiliates are shown separately and include trade receivables from the sale of services to affiliates.

(g) Inventories

Included in prepaid expenses and other is inventory used in a portion of our value-added service operations. Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out method. Provisions for excess and obsolete inventories are based on our assessment of excess and obsolete inventory on a product-by-product basis.

At December 31, inventory consists of the following (in thousands):

	2022	2021
Finished goods	$ 8,321	$ 10,625
Raw materials and supplies	3,040	3,479
Total	$ 11,361	$ 14,104

(1)   Summary of Significant Accounting Policies—continued

(h)Property and Equipment

Property and equipment, including leasehold improvements, are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Description	Life in Years
Transportation equipment	3 - 15
Other operating assets	3 - 15
Information technology equipment	3 - 5
Buildings and related assets	10 - 39

The amounts recorded for depreciation expense were $62.3 million, $53.6 million, and $58.9 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Tire repairs, replacement tires, replacement batteries, consumable tools used in our logistics services, and routine repairs and maintenance on vehicles are expensed as incurred. Parts and fuel inventories are included in prepaid expenses and other. We capitalize certain costs associated with vehicle repairs and maintenance that materially extend the life or increase the value of the vehicle or pool of vehicles.

(i) Intangible Assets

Intangible assets subject to amortization consist of agent and customer relationships, customer contracts, tradenames, non-competition agreements, and trademarks that have been acquired in business combinations. These assets are amortized either over the period of economic benefit or on a straight-line basis over the estimated useful lives of the related intangible asset. The estimated useful lives of these intangible assets range from three to nineteen years. During 2022, we adopted a plan to phase out the Westport trademark. As a result the useful life of the trademark asset changed from indefinite to definite.

Our identifiable intangible assets as of December 31, 2022 and 2021 are as follows (in thousands):

	2022			2021		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Definite Lived Intangibles:						
Agent and customer relationships	$ 165,990	$ 92,536	$ 73,454	$ 165,990	$ 81,198	$ 84,792
Customer contracts	20,600	20,600	—	20,600	20,600	—
Tradenames	4,000	4,000	—	4,000	4,000	—
Non-compete agreements	2,720	2,207	513	2,720	1,663	1,057
Trademarks	2,500	2,500	—	—	—	—
Indefinite Lived Intangibles:						
Trademarks	—	—	—	2,500	—	2,500
Total Identifiable Intangible Assets	$ 195,810	$ 121,843	$ 73,967	$ 195,810	$ 107,461	$ 88,349

Estimated amortization expense by year is as follows (in thousands):

2023	$ 12,670
2024	10,207
2025	9,555
2026	8,745
2027	8,227
Thereafter	24,563
Total	$ 73,967

The amounts recorded for amortization expense were $14.4 million, $13.9 million, and $15.2 million for the years ended December 31, 2022, 2021 and 2020, respectively.

(1)   Summary of Significant Accounting Policies—continued

(j) Goodwill

Goodwill represents the excess purchase price over the fair value of assets acquired in connection with the Company's acquisitions. Under Financial Accounting Standards Board ("FASB") Accounting Standards Codification, or ASC, Topic 350 "*Intangibles – Goodwill and Other*", we are required to test goodwill for impairment annually (in our third fiscal quarter) or more frequently, whenever events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit with goodwill below its carrying amount. We have the option to first assess qualitative factors such as current performance and overall economic conditions to determine whether or not it is necessary to perform a quantitative goodwill impairment test. If we choose that option, then we would not be required to perform a quantitative goodwill impairment test unless we determine that, based on a qualitative assessment, it is more likely than not that the fair value of a reporting unit is less than its carrying value. If we determine that it is more likely than not, or if we choose not to perform a qualitative assessment, we then proceed with the quantitative assessment. Under the quantitative test, if the fair value of a reporting unit exceeds its carrying amount, then goodwill of the reporting unit is considered to not be impaired. If the carrying amount of the reporting unit exceeds its fair value, then an impairment loss is recognized in an amount equal to the excess, up to the value of the goodwill. During the third quarter of 2022, we completed our goodwill impairment testing by performing a quantitative assessment using the income approach for each of our reporting units with goodwill. The determination of the fair value of the reporting units requires us to make estimates and assumptions related to future revenue, operating income and discount rates. Based on the results of this test, no impairment loss was recognized.

At both December 31, 2022 and 2021, $56.3 million of goodwill was recorded in our contract logistics segment, $101.1 million in our intermodal segment, $9.8 million in our trucking segment and $3.5 million in our company-managed brokerage segment.

(k) Long-Lived Assets

Long-lived assets, other than goodwill and indefinite lived intangibles such as property and equipment and purchased intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group may not be recoverable. If circumstances require a long-lived asset to be tested for possible impairment, we first compare the undiscounted cash flows expected to be generated by a long-lived asset or group to its carrying value. If the carrying value of the long-lived asset or group is deemed to not be recoverable on an undiscounted cash flow basis, an impairment charge is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market prices and independent third-party appraisals. Changes in management's judgment relating to salvage values and/ or estimated useful lives could result in greater or lesser annual depreciation expense or impairment charges in the future. Indefinite lived intangibles are tested for impairment annually by comparing the carrying value of the assets to their fair value.

(l) Contingent Consideration

Contingent consideration arrangements granted in connection with a business combination are evaluated to determine whether contingent consideration is, in substance, additional purchase price of an acquired enterprise or compensation for services, use of property or profit sharing. Additional purchase price is added to the fair value of consideration transferred in the business combination and compensation is included in operating expenses in the period it is incurred. Contingent consideration related to additional purchase price is measured to fair value at each reporting date until the contingency is resolved. None of the acquired companies in 2018 or 2019 had contingent consideration arrangements.

(m) Fair Value of Financial Instruments

For cash equivalents, accounts receivables, accounts payable, and accrued expenses, the carrying amounts are reasonable estimates of fair value as the assets are readily redeemable or short-term in nature and the liabilities are short-term in nature. Marketable securities, consisting of equity securities, are carried at fair market value as determined by quoted market prices. Our revolving credit and term loan agreements consist of variable rate borrowings. The carrying value of these borrowings approximates fair value because the applicable interest rates are adjusted frequently based on short-term market rates. For our equipment promissory notes, the fair values are estimated using discounted cash flow analyses, based on our current incremental borrowing rates for similar types of borrowing arrangements. See Note 9 "Fair Value Measurement and Disclosures" for further information.

(1)   Summary of Significant Accounting Policies—continued

(n)Deferred Compensation

Deferred compensation relates to our bonus plans. Annual bonuses may be awarded to certain operating, sales and management personnel based on overall Company performance and achievement of specific employee or departmental objectives. Such bonuses are typically paid in annual installments over a five-year period. All bonus amounts earned by and due to employees in the current year are included in accrued expenses and other current liabilities. Those that are payable in subsequent years are included in other long-term liabilities.

(o)Closing Costs

Our customers may discontinue or alter their business activity in a location earlier than anticipated, prompting us to exit a customer-dedicated facility. We recognize exit costs associated with operations that close or are identified for closure as an accrued liability in the Consolidated Balance Sheets. Such charges include lease termination costs, employee termination charges, asset impairment charges, and other exit-related costs associated with a plan approved by management. If we close an operating facility before its lease expires, costs to terminate a lease are recognized when an early termination provision is exercised, or we record a liability for non-cancellable lease obligations based on the fair value of remaining lease payments, reduced by any existing or prospective sublease rentals. Employee termination costs are recognized in the period that the closure is communicated to affected employees. The recognition of exit and disposal charges requires us to make certain assumptions and estimates as to the amount and timing of such charges. Subsequently, adjustments are made for changes in estimates in the period in which the change becomes known.

(p)Revenue Recognition

Revenue is recognized as control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration the Company expects to receive in exchange for its services.

For our transportation services businesses, which include truckload, brokerage, intermodal and dedicated services, revenue is recognized over time as the performance obligations on the in-transit services are completed. A performance obligation is created when a customer submits a bill of lading for the transportation of goods from origin to destination. Performance obligations are satisfied as the shipments move from origin to destination, and transportation revenue is recognized based on the percentage of the service that has been completed at the end of the reporting period.

Value-added services, which are typically dedicated to individual customer requirements, include material handling, consolidation, sequencing, sub-assembly, cross-dock services, kitting, repacking, warehousing and returnable container management. We have elected to use the "right to invoice" practical expedient, reflecting that a customer obtains the benefit associated with value-added services as they are provided.

We are the primary obligor when rendering services and assume the corresponding credit risk with customers. We have discretion in setting sales prices and, as a result, our earnings may vary. In addition, we have discretion to choose and negotiate terms with our multiple suppliers for the services ordered by our customers. This includes owner-operators with whom we contract to deliver our transportation services. As such, revenue and the related purchased transportation and commissions are recognized on a gross basis. Fuel surcharges, where separately identifiable, of $168.6 million, $96.9 million and $67.9 million for the years ended December 31, 2022, 2021 and 2020, respectively, are included in operating revenues.

See Note 3, *"Revenue Recognition,"* for more information on revenue recognition.

(1)   Summary of Significant Accounting Policies—continued

(q) *Insurance & Claims*

Insurance and claims expense represents charges for premiums and the accruals made for claims within our self-insured retention amounts. The accruals are primarily related to auto liability, general liability, cargo and equipment damage, and service failure claims. A liability is recognized for the estimated cost of all self-insured claims including an estimate of incurred but not reported claims based on historical experience and for claims expected to exceed our policy limits. We may also make accruals for personal injury and property damage to third parties, and workers' compensation claims if a claim exceeds our insurance coverage. Such accruals are based upon individual cases and estimates of ultimate losses, incurred but not reported losses, and losses arising from known claims ultimately settling in excess of insurance coverage using loss development factors based upon industry data and past experience. Since the reported accrual is an estimate, the ultimate liability may be materially different from the amount recorded.

If adjustments to previously established accruals are required, such amounts are included in operating expenses in the current period. We maintain insurance with licensed insurance carriers. Legal expenses related to auto liability claims are covered under our insurance policy. We are responsible for all other legal expenses related to claims.

In brokerage arrangements, our exposure to liability associated with accidents incurred by other third-party carriers, who haul freight on our behalf, is reduced by various factors including the extent to which the third party providers maintain their own insurance coverage.

Our insurance expense varies primarily based upon the frequency and severity of our accident experience, insurance rates, coverage limits, and self-insured retention amounts.

(r) *Stock Based Compensation*

We record compensation expense for the grant of stock based awards. Compensation expense is measured at the grant date, based on the calculated fair value of the award, and recognized as an expense over the requisite service period (generally the vesting period of the grant). See Note 14 "Stock Based Compensation" for further information.

(s) *Income Taxes*

Deferred income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

We are no longer subject to U.S. federal income tax examinations by tax authorities for years before 2019. In addition, we file income tax returns in various state, local and foreign jurisdictions. Historically, we have been responsible for filing separate state, local and foreign income tax returns for our self and our subsidiaries. We are no longer subject to state or foreign jurisdiction income tax examinations for years before 2018 and 2017, respectively.

We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. We recognize interest related to unrecognized tax benefits in income tax expense and penalties in other operating expenses.

(1)   Summary of Significant Accounting Policies—continued

(t) Foreign Currency Translation

The financial statements of the Company's subsidiaries operating in Mexico, Canada and Colombia are prepared to conform to U.S. GAAP and translated into U.S. Dollars by applying a current exchange rate. The local currency has been determined to be the functional currency. Items appearing in the Consolidated Statements of Income are translated using average exchange rates during each period. Assets and liabilities of international operations are translated at period-end exchange rates. Translation gains and losses are reported in accumulated other comprehensive income (loss) as a component of shareholders' equity.

(u) Concentrations of Credit Risk

Financial instruments, which potentially subject us to concentrations of credit risk, consist principally of cash and cash equivalents, marketable securities and accounts receivable. We maintain our cash and cash equivalents and marketable securities with high quality financial institutions. We perform ongoing credit evaluations of our customers and generally do not require collateral. Our customers are generally concentrated in the automotive, retail and consumer goods, metals, energy and manufacturing industries. During the fiscal years ended December 31, 2022, 2021 and 2020, aggregate sales in the automotive industry totaled 36%, 31% and 29% of revenue, respectively. In 2022, 2021 and 2020, General Motors accounted for approximately 16%, 13% and 14% of our total operating revenues, respectively. In 2022, 2021 and 2020, sales to our top 10 customers, including General Motors, totaled 42%, 38% and 38%, respectively.

(2)   Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13 ("ASU 2016-13"), Accounting for Credit Losses (Topic 326). ASU 2016-13 requires the use of an "expected loss" model on certain types of financial instruments. The standard also amends the impairment model for available-for-sale debt securities and requires estimated credit losses to be recorded as allowances instead of reductions to amortized cost of the securities. The new standard will become effective for us beginning with the first quarter 2023, and is not expected to have a material impact on our consolidated financial statements.

(3)   Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers*. The Company broadly groups its services into the following categories: truckload services, brokerage services, intermodal services, dedicated services and value-added services. We disaggregate these categories and report our service lines separately on the Consolidated Statements of Income.

Truckload services include dry van, flatbed, heavy-haul and refrigerated operations. We transport a wide variety of general commodities, including automotive parts, machinery, building materials, paper, food, consumer goods, furniture, steel and other metals on behalf of customers in various industries.

To complement our available capacity, we provide customers freight brokerage services by utilizing third-party transportation providers to move freight. Brokerage services also include full-service domestic and international freight forwarding and customs brokerage.

Intermodal services include rail-truck, steamship-truck and support services. Our intermodal support services are primarily short- to medium-distance delivery of rail and steamship containers between the railhead or port and the customer.

Dedicated services are primarily provided in support of automotive and retail customers using van equipment. Our dedicated services are primarily short-run or round-trip moves within a defined geographic area.

Transportation services are short-term in nature; agreements governing their provision generally have a term of less than one year. They do not contain significant financing components. The Company recognizes revenue over the period transportation services are provided to the customer, including service performed as of the end of the reporting period for loads currently in-transit, in order to recognize the value that is transferred to a customer over the course of the transportation service.

We determine revenue in-transit using the input method, under which revenue is recognized based on the duration of time that has lapsed from the departure date (start of transportation services) to the arrival date (completion of transportation services). Measurement of revenue in-transit requires the application of judgment. We calculate the estimated percentage of an order's transit time that is complete at period end, and we apply that percentage of completion to the order's estimated revenue.

Value-added services, which are typically dedicated to individual customer requirements, include material handling, consolidation, sequencing, sub-assembly, cross-dock services, kitting, repacking, warehousing and returnable container management. Value-added revenues are substantially driven by the level of demand for outsourced logistics services. Major factors that affect value-added service revenue includes changes in manufacturing supply chain requirements and production levels in specific industries, particularly the North American automotive and Class-8 heavy-truck industries.

Revenue is recognized as control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration the Company expects to receive in exchange for its services. We have elected to use the "right to invoice" practical expedient to recognize revenue, reflecting that a customer obtains the benefit associated with value-added services as they are provided. The contracts in our value-added services businesses are negotiated agreements, which contain both fixed and variable components. The variability of revenues is driven by volumes and transactions, which are known as of an invoice date. Value-added service contracts typically have terms that extend beyond one year, and they do not include financing components.

The following table provides information related to contract balances associated with our contracts with customers (in thousands):

	December 31, 2022	December 31, 2021
Prepaid expenses and other - contract assets............................	$ 839	$ 2,023

We generally receive payment for performance obligations within 45 days of completion of transportation services and 65 days for completion of value-added services. Contract assets in the table above generally relate to revenue in-transit at the end of the reporting period.

See also Note 17 for additional information on revenue reported by segment and by geographic region.

(4) **Marketable Securities**

Marketable equity securities are carried at fair value, with gains and losses in fair market value included in the determination of net income. The fair value of marketable equity securities is determined based on quoted market prices in active markets, as described in Note 10.

The following table sets forth market value, cost, and unrealized gains (losses) on equity securities at December 31 (in thousands):

	2022	2021
Fair value	$ 10,000	$ 8,031
Cost basis	7,351	6,426
Unrealized gains (losses)	$ 2,649	$ 1,605

The following table sets forth the gross unrealized gains and losses on the Company's marketable securities at December 31 (in thousands):

	2022	2021
Gross unrealized gains	$ 3,513	$ 2,574
Gross unrealized losses	(864)	(969)
Net unrealized gains (losses)	$ 2,649	$ 1,605

The following table shows the Company's net realized gains (losses) on marketable equity securities (in thousands):

	2022	2021	2020
Realized gain (loss)			
Sale proceeds	$ —	$ 117	$ 1,622
Cost basis of securities sold	—	92	1,641
Realized gain (loss)	$ —	$ 25	$ (19)
Realized gain (loss), net of taxes	$ —	$ 19	$ (14)

The Company did not sell marketable equity securities during the year ended December 31, 2022.

During the years ended December 31, 2022 and 2021, our marketable equity securities portfolio experienced net unrealized pre-tax gains in market value of approximately $1,044,000 and $1,475,000, respectively, which were reported in other non-operating income (expense) for the period.

(5) Accounts Receivable

Accounts receivable amounts appearing in the consolidated financial statements include both billed and unbilled receivables. We bill customers in accordance with contract terms, which may result in a brief timing difference between when revenue is recognized and when invoices are rendered. Unbilled receivables, which usually are billed within one month, totaled $70.9 million and $65.0 million at December 31, 2022 and 2021, respectively.

Accounts receivable are presented net of an allowance for doubtful accounts. Following is a summary of the activity in the allowance for doubtful accounts for the years ended December 31 (in thousands):

	2022	2021	2020
Balance at beginning of year	$ 7,841	$ 5,140	$ 2,545
Provision for doubtful accounts	9,775	6,315	5,165
Uncollectible accounts written off	(3,308)	(3,614)	(2,570)
Balance at end of year	$ 14,308	$ 7,841	$ 5,140

(6) Property and Equipment

Property and equipment at December 31 consists of the following (in thousands):

	2022	2021
Transportation equipment	$ 405,731	$ 340,079
Land, buildings and related assets	175,874	179,870
Other operating assets	128,237	122,755
Information technology equipment	28,553	34,860
Construction in process	4,990	1,852
Total property and equipment	743,385	679,416
Less accumulated depreciation	(352,231)	(333,833)
Total property and equipment, net	$ 391,154	$ 345,583

(7) Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following items at December 31 (in thousands):

	2022	2021
Accrued payroll	$ 15,889	$ 13,645
Accrued payroll taxes	2,124	7,132
Driver escrow liabilities	4,101	3,754
Legal settlements and claims	5,850	9,350
Commissions, other taxes and other	15,142	9,746
Total	$ 43,106	$ 43,627

(8)   Debt

Debt is comprised of the following (in thousands):

	Interest Rates at December 31, 2022	December 31, 2022	December 31, 2021
Outstanding Debt:			
Revolving Credit Facility (1) (2)	5.71%	$ —	$ 163,257
UACL Credit Agreement (2)			
Term Loan	6.21%	79,000	—
Revolver	6.21%	—	—
Equipment Financing (3)	2.25% to 7.27%	148,177	103,298
Real Estate Facility (4)	6.48%	155,705	—
Margin Facility (5)	5.46%	—	—
Debt paid upon refinancing:			
Term Loan (1) (4)	NA	—	120,000
Real Estate Notes (4)	NA	—	41,887
Unamortized debt issuance costs		(4,382)	(1,094)
		378,500	427,348
Less current portion of long-term debt		65,303	61,160
Total long-term debt, net of current portion		$ 313,197	$ 366,188

(1) On September 30, 2022, we amended our Revolving Credit Facility by increasing the revolving credit commitment to up to $400 million. Borrowings under the Revolving Credit Facility may now be made until and mature on September 30, 2027, and bear interest at index-adjusted SOFR or a base rate plus an applicable margin for each based on the Company's leverage ratio. The term loan proceeds were advanced on November 27, 2018, and the Company repaid in full its then outstanding balance on the term loan on April 29, 2022. The Revolving Credit Facility is secured by a first-priority pledge of the capital stock of applicable subsidiaries, as well as first-priority perfected security interests in cash, deposits, accounts receivable, and selected other assets of the applicable borrowers. The Revolving Credit Facility includes customary affirmative and negative covenants and events of default, as well as financial covenants requiring minimum fixed charge coverage and leverage ratios, and customary mandatory prepayments provisions. At December 31, 2022, we were in compliance with all covenants under the facility, and $400.0 million was available for borrowing on the revolver.

(8)   Debt—continued

(2) Our UACL Credit and Security Agreement (the "UACL Credit Agreement") provides for maximum borrowings of $90 million in the form of an $80 million term loan and a $10 million revolver. Term loan proceeds were advanced on September 30, 2022 and used to repay existing indebtedness under the Revolving Credit Facility. The term loan matures on September 30, 2027 and will be repaid in consecutive quarterly installments, as defined in the UACL Credit Agreement, commencing December 31, 2022. The remaining term loan balance is due at maturity. Borrowings under the revolving credit facility may be made until and mature on September 30, 2027. Borrowings under the UACL Credit Agreement bear interest at index-adjusted SOFR, or a base rate, plus an applicable margin for each based on the borrower's leverage ratio. The UACL Credit Agreement is secured by a first-priority pledge of the capital stock of applicable subsidiaries, as well as first-priority perfected security interest in cash, deposits, accounts receivable, and selected other assets of the applicable borrowers. The UACL Credit Agreement includes customary affirmative and negative covenants and events of default, as well as financial covenants requiring minimum fixed charge coverage and leverage ratios, and customary mandatory prepayments provisions. At December 31, 2022, we were in compliance with all covenants under the facility, and $10.0 million was available for borrowing on the revolver.

(3) Our Equipment Financing consists of a series of promissory notes issued by a wholly owned subsidiary. The equipment notes, which are secured by liens on specific titled vehicles, are generally payable in 60 monthly installments and bear interest at fixed rates ranging from 2.25% to 7.27%.

(4) Our Real Estate Facility provided for a $165.4 million term loan, the full amount of which was advanced on April 29, 2022. The Company used the facility's proceeds to repay the outstanding balances under the term loan portion of the Revolving Credit Facility and certain other Real Estate Note obligations. The facility matures on April 29, 2032. Obligations under the facility are secured by first-priority mortgages on specific parcels of real estate owned by the Company, including all land and real property improvements, and first-priority assignments of rents and related leases of the loan parties. The credit agreement includes customary affirmative and negative covenants, and principal and interest are payable on the facility on a monthly basis, based on an annual amortization of 10%. The facility bears interest at Term SOFR, plus an applicable margin equal to 2.12%. At December 31, 2022, we were in compliance with all covenants under the facility.

(5) Our Margin Facility is a short-term line of credit secured by our portfolio of marketable securities. It bears interest at Term SOFR plus 1.10%. The amount available under the line of credit is based on a percentage of the market value of the underlying securities. At December 31, 2022, the maximum available borrowings under the line of credit were $5.1 million.

The following table reflects the maturities of our principal repayment obligations as of December 31, 2022 (in thousands):

Years Ending December 31	Revolving Credit Facility	UACL Term Loan	UACL Revolver	Equipment Financing	Real Estate Financing	Margin Facility	Total
2023	$ —	$ 4,500	$ —	$ 45,028	$ 16,535	$ —	$ 66,063
2024	—	6,000	—	38,725	16,535	—	61,260
2025	—	6,500	—	27,895	16,535	—	50,930
2026	—	8,000	—	22,535	16,535	—	47,070
2027	—	54,000	—	13,964	16,535	—	84,499
Thereafter	—	—	—	30	73,030	—	73,060
Total	$ —	$ 79,000	$ —	$ 148,177	$ 155,705	$ —	$ 382,882

The Company is also party to an interest rate swap agreement that qualifies for hedge accounting. The Company executed the swap agreement to fix a portion of the interest rate on its variable rate debt. Under the swap agreement, the Company receives interest at Term SOFR and pays a fixed rate of 2.88%. The swap agreement has an effective date of April 29, 2022, a maturity date of April 30, 2027, and an amortizing notional amount of $93.3 million. At December 31, 2022, the fair value of the swap agreement was an asset of $2.9 million. Since the swap agreement qualifies for hedge accounting, the changes in fair value are recorded in other comprehensive income (loss), net of tax. See Note 9, "Fair Value Measurement and Disclosures" for additional information pertaining to interest rate swaps.

(9)   Fair Value Measurement and Disclosures

ASC Topic 820, "*Fair Value Measurements and Disclosures,*" defines fair value as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date and expanded disclosures with respect to fair value measurements.

ASC Topic 820 also establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

- Level 1 — Quoted prices in active markets for identical assets or liabilities.

- Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

We have segregated all financial assets that are measured at fair value on a recurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the tables below (in thousands):

	December 31, 2022			
	Level 1	Level 2	Level 3	Fair Value Measurement
Assets				
Cash equivalents	$ 13	$ —	$ —	$ 13
Marketable securities	10,000	—	—	10,000
Interest rate swap	—	2,882	—	2,882
Total Assets	$ 10,013	$ 2,882	$ —	$ 12,895

	December 31, 2021			
	Level 1	Level 2	Level 3	Fair Value Measurement
Assets				
Cash equivalents	$ 10	$ —	$ —	$ 10
Marketable securities	8,031	—	—	8,031
Total Assets	$ 8,041	$ —	$ —	$ 8,041
Liabilities				
Interest rate swaps	$ —	$ 238	$ —	$ 238
Total Liabilities	$ —	$ 238	$ —	$ 238

(9) **Fair Value Measurement and Disclosures—continued**

The valuation techniques used to measure fair value for the items in the tables above are as follows:

- Cash equivalents – This category consists of money market funds which are listed as Level 1 assets and measured at fair value based on quoted prices for identical instruments in active markets.

- Marketable securities – Marketable securities represent equity securities, which consist of common and preferred stocks, are actively traded on public exchanges and are listed as Level 1 assets. Fair value was measured based on quoted prices for these securities in active markets.

- Interest rate swaps – The fair value of our interest rate swap is determined using a methodology of netting the discounted future fixed cash payments (or receipts) and the discounted expected variable cash receipts (or payments). The variable cash receipts (or payments) are based on the expectation of future interest rates (forward curves) derived from observed market interest rate curves. The fair value measurement also incorporates credit valuation adjustments reflecting both the Company's nonperformance risk and the respective counterparty's nonperformance risk.

Our Revolving Credit Facility, facilities under the UACL Credit Agreement, and our Real Estate Facility all consists of variable rate borrowings. Our prior Term Loan and Real Estate Notes paid upon refinancing also consisted of variable rate borrowings. We categorize borrowings under these credit agreements as Level 2 in the fair value hierarchy. The carrying value of these borrowings approximate fair value because the applicable interest rates are adjusted frequently based on short-term market rates.

For our equipment promissory notes with fixed rates, the fair values are estimated using discounted cash flow analyses, based on our current incremental borrowing rates for similar types of borrowing arrangements. We categorize borrowings under this credit agreement as Level 2 in the fair value hierarchy. The carrying values and estimated fair values of these promissory notes at December 31, 2022 is summarized as follows:

	2022	
	Carrying Value	**Estimated Fair Value**
Equipment promissory notes...	$ 148,177	$ 143,530

We have not elected the fair value option for any of our financial instruments.

(10) Transactions with Affiliates

In the ordinary course of business, affiliated companies that are owned or controlled by our controlling shareholder, Matthew T. Moroun, provide us with certain supplementary administrative support services, including legal, human resources, tax, and IT infrastructure services. Universal's audit committee reviews and approves related party transactions with affiliates that involve Universal or its consolidated subsidiaries. The cost of these services is based on the actual or estimated utilization of the specific service.

Universal also purchases other services from companies owned or controlled by our controlling shareholder. Following is a schedule of cost incurred and included in operating expenses for services provided by affiliates for the years ended December 31 (in thousands):

	2022	2021	2020
Insurance	$ 73,398	$ 65,076	$ 47,133
Real estate rent and related costs	12,220	12,384	12,925
Administrative support services	6,036	4,215	2,629
Truck fuel, maintenance and other operating costs	7,597	3,887	826
Contracted transportation services	1,072	1,695	22
Total	$ 100,323	$ 87,257	$ 63,535

We pay the direct variable cost of maintenance, fueling and other operational support costs for services delivered at our affiliate's trucking terminals that are geographically remote from our own facilities. Such costs are billed when incurred, paid on a routine basis, and reflect actual labor utilization, repair parts costs or quantities of fuel purchased.

We lease 29 facilities from related parties. Our occupancy is based on either month-to-month or contractual, multi-year lease arrangements which are billed and paid monthly. Leasing properties from a related party affords us significant operating flexibility; however, we are not limited to such arrangements. See Note 12, "Leases" for further information regarding the cost of leased properties.

We purchase employee medical, workers' compensation, property and casualty, cargo, warehousing and other general liability insurance from an insurance company owned by our controlling shareholder. In our Consolidated Balance Sheets, we record our insured claims liability and the related recovery in insurance and claims, and other receivables. At December 31, 2022 and 2021, there were $16.2 million and $20.4 million, respectively, included in each of these accounts for insured claims with an affiliate.

Other services from affiliates, including contracted transportation services, are delivered to us on a per-transaction-basis or pursuant to separate contractual arrangements provided in the ordinary course of business. At December 31, 2022 and 2021, amounts due to affiliates were $20.6 million and $17.8 million, respectively.

During the 2022, we purchased used tractors from an affiliate totaling $4.7 million. During 2021, we contracted with an affiliate to provide real property improvements for us totaling $956,000.

In June 2022, we executed a real estate contract with an affiliate to acquire a multi-building, office complex located in Warren, Michigan for $8.3 million. The purchase price was established by an independent, third-party appraisal. During 2022, the Company made an initial deposit of $200,000 and paid the balance at closing in the first quarter of 2023.

Services provided by Universal to Affiliates

We periodically assist companies that are owned by our controlling shareholder by providing selected transportation and logistics services in connection with their specific customer contracts or purchase orders. Truck fueling and administrative expenses are presented net in operating expense. Following is a schedule of services provided to affiliated companies that are owned by our controlling shareholder for the years ended December 31 (in thousands):

	2022	2021	2020
Contracted transportation services	$ 663	$ 660	$ 947
Facilities and related support	240	—	—
Total	$ 903	$ 660	$ 947

At December 31, 2022 and 2021, amounts due from affiliates were $1.0 million and $0.8 million, respectively.

(10) Transactions with Affiliates—continued

In May 2022, we sold an inactive Mexican subsidiary to an affiliate for approximately $0.1 million. The purchase price was based on the book value of the net assets sold in the transaction, and as such, no gain or loss was recorded.

On May 13, 2022, the Company commenced a "Dutch auction" tender offer to repurchase up to 100,000 shares of the Company's outstanding common stock at a price of not greater than $28.00 nor less than $25.00 per share. Following the expiration of the tender offer on June 15, 2022, we accepted 164,189 shares, including 64,189 oversubscribed shares tendered, of our common stock for purchase at $28.00 per share, for a total purchase price of approximately $4.6 million, excluding fees and expenses related to the offer. The total number of shares purchased in the tender offer includes 5,000 shares tendered by a director of the Company, Mr. H.E. "Scott" Wolfe. We paid for the accepted shares with available cash and funds borrowed under our existing line of credit

(11) Income Taxes

A summary of income (loss) related to U.S. and non-U.S. operations are as follows (in thousands):

	Year Ended December 31,		
	2022	**2021**	**2020**
Operations			
U.S. Domestic	$ 221,347	$ 96,636	$ 63,416
Foreign	4,075	1,945	494
Total pre-tax income	$ 225,422	$ 98,581	$ 63,910

The provision (benefit) for income taxes attributable to income from continuing operations for the years ended December 31 consists of the following (in thousands):

	2022	**2021**	**2020**
Current:			
U.S. Federal	$ 33,883	$ 24,394	$ 14,446
State	14,277	3,604	3,694
Foreign	354	—	864
Total current	48,514	27,998	19,004
Deferred:			
U.S. Federal	11,530	(4,231)	(2,221)
State	(4,055)	984	(96)
Foreign	801	97	(909)
Total deferred	8,276	(3,150)	(3,226)
Total	$ 56,790	$ 24,848	$ 15,778

On March 27, 2020, the CARES Act was signed into law that was aimed at providing emergency assistance for individuals, families, and businesses affected by COVID-19. Among other things, the CARES Act includes provisions allowing for the deferral of the employer portion of social security payments. The Company took advantage of this provision and deferred the cash payment of social security taxes. As of December 31, 2022 and 2021, the amount of deferred social security taxes was $0 and $5.1 million, respectively, which is included in accrued payroll taxes. The Company paid the balance of the deferred employer portion in 2022. See Note 7 "Accrued Expenses and Other Current Liabilities".

(11) Income Taxes—continued

Deferred income tax assets and liabilities at December 31 consist of the following (in thousands):

	2022	2021
Domestic deferred tax assets:		
Allowance for doubtful accounts	$ 3,222	$ 1,720
Other assets	1,715	1,851
Accrued expenses	9,385	11,818
Total domestic deferred tax assets	$ 14,322	$ 15,389
Domestic deferred tax liabilities:		
Prepaid expenses	$ 5,512	$ 3,067
Marketable securities	504	199
Intangible assets	21,124	24,159
Property and equipment	56,767	49,214
Total domestic deferred tax liabilities	$ 83,907	$ 76,639
Net domestic deferred tax liabilities	$ 69,585	$ 61,250
Foreign deferred tax assets		
Net operating losses	$ 3,357	$ 4,196
Valuation allowance - foreign	(1,963)	(2,136)
Total foreign deferred tax asset	$ 1,394	$ 2,060
Net deferred tax liability	$ 68,191	$ 59,190

In assessing whether deferred tax assets may be realized in the future, management considers whether it is more likely than not that some portion of such tax assets will not be realized. The deferred tax assets and liabilities were reviewed separately by jurisdictions when measuring the need for valuation allowances. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income (both ordinary income and taxable capital gains) during the periods in which those temporary differences reverse. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Valuation allowances are established when necessary to reduce deferred tax assets when it is more likely than not that a portion or all of the deferred tax assets will not be realized. Based upon the level of historical taxable income, reversal of existing taxable temporary differences, projections for future taxable income over the periods in which the domestic deferred tax assets are expected to reverse, and our ability to generate future capital gains, management believes it is more likely than not that we will realize the benefits of these deductible differences. Thus, no valuation allowance has been established for the domestic deferred tax assets. We had foreign net operating loss carryforward associated with our Mexican subsidiary with a tax effect of $1.4 million and $2.0 million as of December 31, 2022 and 2021, respectively. The net operating loss carryforward will expire in 2030. Although realization is not assured, the Company has concluded that it is more likely than not that the deferred tax asset will be fully realized and as such no valuation allowance has been provided. At December 31, 2022 and 2021, we also had foreign net operating loss carryforwards associated with our Canadian and German subsidiaries with a tax effect of $1.7 million and $2.2 million, respectively. Based on the anticipated earnings projections, management had previously recorded a full valuation allowance for the deferred tax assets associated with these entities.

(11) Income Taxes—continued

Income tax expense attributable to income from continuing operations differs from the statutory rates as follows:

	2022	2021	2020
Federal statutory rate	21%	21%	21%
State, net of federal benefit	4%	4%	4%
Foreign	0%	0%	0%
Effective tax rate	25%	25%	25%

As of December 31, 2022, the total amount of unrecognized tax benefit representing uncertainty in certain tax positions was $0.3 million. These uncertain tax positions are based on recognition thresholds and measurement attributes for the financial statement recognition and measurements of a tax position taken or expected to be taken in a tax return. Any prospective adjustments to our accrual for uncertain tax positions will be recorded as an increase or decrease to the provision for income taxes and would impact our effective tax rate. At December 31, 2022, there are no positions for which it is reasonably possible that the total amounts of unrecognized tax benefits would significantly increase or decrease within 12 months. As of December 31, 2022, the amount for both accrued interest and penalties was zero.

The changes in our gross unrecognized tax benefits during the years ended December 31 are as follows (in thousands):

	2022	2021	2020
Unrecognized tax benefit – beginning of year	$ 226	$ 272	$ 279
Increases related to current year tax positions	52	35	30
Decreases related to prior year tax positions	(21)	(81)	(37)
Unrecognized tax benefit – end of year	$ 257	$ 226	$ 272

(12) Leases

ASU 2016-02, Leases, requires us to recognize a right-of-use asset and a corresponding lease liability on our balance sheet for most leases classified as operating leases under previous guidance. Right-of-use assets represent our right to use an underlying asset over the lease term and lease liabilities represent the obligation to make lease payments resulting from the lease agreement. We recognize a right-of-use asset and a lease liability on the effective date of a lease agreement.

As of December 31, 2022, our obligations under operating lease arrangements primarily related to the rental of office space, warehouses, freight distribution centers, terminal yards and equipment. Our lease obligations typically do not include options to purchase the leased property, nor do they contain residual value guarantees or material restrictive covenants. Options to extend or terminate an agreement are included in the lease term when it becomes reasonably certain the option will be exercised. As of December 31, 2022, we were not reasonably certain of exercising any renewal or termination options, and as such, no adjustments were made to the right-of-use lease assets or corresponding liabilities.

We did not separate lease and nonlease components of contracts for purposes of determining the right-of use lease asset and corresponding liability. Variable lease components that do not depend on an index or a rate, and variable non-lease components were also not contemplated in the calculation of the right-of-use asset and corresponding liability. For facility leases, variable lease costs include the costs of common area maintenance, taxes, and insurance for which we pay the lessors an estimate that is adjusted to actual expense on a quarterly or annual basis depending on the underlying contract terms. For equipment leases, variable lease costs may include additional fees associated with using equipment in excess of estimated amounts. Leases with an initial term of 12 months or less, short-term leases, are not recorded on the balance sheet. Lease expense for short-term and long-term operating leases is recognized on a straight-line basis over the lease term.

(12) Leases—continued

The following table summarizes our lease costs for the years ended December 31, 2022 and 2021, and related information (in thousands):

| | December 31, 2022 | | |
	With Affiliates	With Third Parties	Total
Lease cost			
Operating lease cost	$ 9,526	$ 25,422	$ 34,948
Short-term lease cost	1,914	9,557	11,471
Variable lease cost	869	3,095	3,964
Sublease income	—	(113)	(113)
Total lease cost	$ 12,309	$ 37,961	$ 50,270

| | December 31, 2021 | | |
	With Affiliates	With Third Parties	Total
Lease cost			
Operating lease cost	$ 9,806	$ 22,953	$ 32,759
Short-term lease cost	56	9,970	10,026
Variable lease cost	827	2,779	3,606
Sublease income	—	(1,470)	(1,470)
Total lease cost	$ 10,689	$ 34,232	$ 44,921

The following table summarizes other lease related information as of and for the years ended December 31, 2022 and 2021 (in thousands):

| | December 31, 2022 | | |
	With Affiliates	With Third Parties	Total
Other information			
Cash paid for amounts included in the measurement of operating leases	$ 9,248	$ 24,026	$ 33,274
Right-of-use asset change due to lease termination	$ —	$ (1,583)	$ (1,583)
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 1,080	$ 23,277	$ 24,357
Future right-of-use asset change due to a lease signed with a future commencement date	$ —	$ 1,736	$ 1,736
Weighted-average remaining lease term (in years)	4.8	3.8	4.1
Weighted-average discount rate	6.9%	4.9%	5.5%

| | December 31, 2021 | | |
	With Affiliates	With Third Parties	Total
Other information			
Cash paid for amounts included in the measurement of operating leases	$ 9,423	$ 22,249	$ 31,672
Right-of-use asset change due to lease termination	$ —	$ (1,045)	$ (1,045)
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 10,631	$ 26,086	$ 36,717
Future right-of-use asset change due to a lease signed with a future commencement date	$ —	$ 10,926	$ 10,926
Weighted-average remaining lease term (in years)	5.5	4.4	4.8
Weighted-average discount rate	6.5%	5.1%	5.6%

(12) Leases—continued

Future minimum lease payments under these operating leases as of December 31, 2022, are as follows (in thousands):

	With Affiliates	With Third Parties	Total
2023	$ 8,825	$ 24,194	$ 33,019
2024	8,629	20,196	28,825
2025	7,025	17,310	24,335
2026	4,458	14,112	18,570
2027	3,317	5,336	8,653
Thereafter	6,020	333	6,353
Total required lease payments	$ 38,274	$ 81,481	$ 119,755
Less amounts representing interest			(13,928)
Present value of lease liabilities			$ 105,827

(13) Retirement Plans

We offer 401(k) defined contribution plans to our employees. The plans are administered by a company controlled by our principal shareholder and include different matching provisions ranging from zero to $2,080 per participant annually depending on which subsidiary or affiliate is involved. The total expense for contributions for 401(k) plans, including plans related to collective bargaining agreements, was $1.0 million, $0.7 million and $0.7 million for the years ended December 31, 2022, 2021 and 2020, respectively.

In connection with a collective bargaining agreement that covered 13 Canadian employees at December 31, 2022, we are required to make defined contributions into the Canada Wide Industrial Pension Plan. At December 31, 2022 and 2021, the required contributions totaled approximately $40,000 and $32,000, respectively.

(14) Stock Based Compensation

On April 23, 2014, our Board of Directors adopted our 2014 Amended and Restated Stock Incentive Plan. The Plan was approved at the 2014 annual meeting of shareholders and became effective as of the date our Board adopted it. In May 2022, the Company's shareholders approved an amendment to the Plan to increase the number of shares of common stock authorized for issuance by 200,000 shares. Grants under the Plan may be made in the form of options, restricted stock awards, restricted stock purchase rights, stock appreciation rights, phantom stock units, restricted stock units or shares of unrestricted common stock.

In May 2022, the Company granted 2,157 shares of common stock to non-employee directors. These restricted stock awards have a fair value of $23.17 per share, based on the closing price of the Company's stock on the grant date, and vested immediately

In September 2021, the Company granted 2,355 shares of restricted stock to an employee of the Company. These restricted stock awards have a fair value of $20.46 per share, based on the closing price of the Company's stock on the grant date. The shares will vest in five equal increments on each August 9 in 2022, 2023, 2024, 2025 and 2026, subject to continued employment with the Company.

In February 2020, the Company granted 5,000 shares of restricted stock to our Chief Financial Officer. These restricted stock awards have a fair value of $17.74 per share, based on the closing price of the Company's stock on the grant date. The shares will vest on February 20, 2024, subject to his continued employment with the Company.

In January 2020, the Company granted 60,000 shares of restricted stock to our Chief Executive Officer. These restricted stock awards have a fair value of $18.82 per share, based on the closing price of the Company's stock on the grant date. The shares will vest in installments of 20,000 shares on January 10, 2024 and January 10, 2026, and installments of 10,000 shares on January 10, 2027 and January 10, 2028, subject to his continued employment with the Company.

In February 2019, the Company granted 44,500 shares of restricted stock to certain of its employees, including 10,000 shares to our Chief Financial Officer. These restricted stock awards have a grant date fair value of $23.56 per share, based on the closing price of the Company's stock, and any non-vested shares under the awards will vest in four equal increments on each February 20 in 2020, 2021, 2022 and 2023.

(14) Stock Based Compensation—continued

A grantee's vesting of restricted stock awards may be accelerated under certain conditions, including retirement.

The following table summarizes the status of the Company's non-vested shares and related information for the period indicated:

	Shares		Weighted Average Grant Date Fair Value
Non-vested at January 1, 2022	81,105	$	19.60
Granted	2,157	$	23.17
Vested	(9,503)	$	23.32
Forfeited	—	$	—
Balance at December 31, 2022	73,759	$	19.23

The total grant date fair value of vested shares recognized as compensation cost was $0.2 million during each of the years ended December 31, 2022, 2021 and 2020. Included in compensation cost during the year ended December 31, 2022 was approximately $50,000 recognized as a result of the grant of 2,157 shares of stock to non-employee directors. No such grants were made during the years ended December 31, 2021 or 2020. As of December 31, 2022, there was approximately $1.4 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements. That cost is expected to be recognized on a straight-line basis over the remaining vesting period. As a result, the Company expects to recognize stock-based compensation expense of $0.2 million in 2023, $0.4 million in each 2024 and 2026, and $0.2 million in each 2027 and 2028.

(15) Commitments and Contingencies

Our principal commitments relate to long-term real estate leases and payment obligations to equipment vendors.

The Company is involved in certain other claims and pending litigation arising from the ordinary conduct of business. We also provide accruals for claims within our self-insured retention amounts. Based on the knowledge of the facts, and in certain cases, opinions of outside counsel, in the Company's opinion the resolution of these claims and pending litigation will not have a material effect on our financial position, results of operations or cash flows. However, if we experience claims that are not covered by our insurance or that exceed our estimated claim reserve, it could increase the volatility of our earnings and have a materially adverse effect on our financial condition, results of operations or cash flows.

At December 31, 2022, approximately 39% of our employees in the United States, Canada and Colombia are subject to collective bargaining agreements that are renegotiated periodically, of which 17% are subject to contracts that expire in 2023. Of our employees in Mexico, 80% are subject to such collective bargaining agreements, and our contract expiring in 2023 is currently being negotiated.

At December 31, 2022, our firm commitments to purchase equipment totaled $13.4 million.

(16) Earnings Per Share

Basic earnings per common share amounts are based on the weighted average number of common shares outstanding, excluding outstanding non-vested restricted stock. Diluted earnings per common share include dilutive common stock equivalents determined by the treasury stock method. For the years ended December 31, 2022, 2021 and 2020, there were 19,837, 10,845 and 2,990 weighted average non-vested shares of restricted stock, respectively, included in the denominator for the calculation of diluted earnings per share.

In each of the years ended December 31, 2021 and 2020, 65,000 shares were excluded from the calculation of diluted earnings per share because such shares were anti-dilutive. No such shares were excluded from the calculation of diluted earnings per share for the year ended December 31, 2022.

(17) Segment Reporting

We report our financial results in four distinct reportable segments: contract logistics, intermodal, trucking, and company-managed brokerage, which are based primarily on the services each segment provides. This presentation reflects the manner in which management evaluates our operating segments, including an evaluation of economic characteristics and applicable aggregation criteria.

Operations aggregated in our contract logistics segment deliver value-added and/or dedicated transportation services to support in-bound logistics to original equipment manufacturers (OEMs) and major retailers on a contractual basis, generally pursuant to terms of one year or longer. Our intermodal segment is associated with local and regional drayage moves coordinated by company-managed terminals using a mix of owner-operators, company equipment and third-party capacity providers (broker carriers). Operations aggregated in our trucking segment are associated with individual freight shipments coordinated primarily by our agents using a mix of owner-operators, company equipment and broker carriers. Our company-managed brokerage segment provides for the pick-up and delivery of individual freight shipments using broker carriers, coordinated by our company-managed operations. Other non-reportable segments are comprised of the Company's subsidiaries that provide support services to other subsidiaries.

Separate balance sheets are not prepared by segment, and we do not provide asset information by segment to the chief operating decision maker.

The following tables summarize information about our reportable segments for the fiscal years ended December 31, 2022, 2021 and 2020 (in thousands):

	Operating Revenues December 31,		
	2022	2021	2020
Contract logistics	$ 823,934	$ 627,220	$ 459,666
Intermodal	591,946	473,059	393,633
Trucking	392,639	403,312	318,385
Company-managed brokerage	200,536	242,794	218,123
Other	6,401	4,595	1,276
Total operating revenues	$ 2,015,456	$ 1,750,980	$ 1,391,083

	Eliminated Inter-segment Revenues December 31,		
	2022	2021	2020
Contract logistics	$ (4,718)	$ (530)	$ (1,962)
Intermodal	(8,526)	(6,949)	(3,952)
Trucking	(208)	(12,311)	(7,605)
Company-managed brokerage	(3,668)	(2,364)	(2,042)
Total eliminated inter-segment revenues	$ (17,120)	$ (22,154)	$ (15,561)

(17) Segment Reporting—continued

	Income from Operations December 31,		
	2022	2021	2020
Contract logistics	$ 118,437	$ 44,809	$ 35,967
Intermodal	83,640	30,379	30,353
Trucking	27,564	19,607	16,413
Company-managed brokerage	9,993	7,122	(2,681)
Other	801	1,043	307
Total income from operations	$ 240,435	$ 102,960	$ 80,359

	Depreciation and Amortization December 31,		
	2022	2021	2020
Contract logistics	$ 47,013	$ 33,504	$ 32,386
Intermodal	25,509	26,074	30,457
Trucking	2,146	5,979	9,259
Company-managed brokerage	137	379	444
Other	1,852	1,601	1,595
Total depreciation and amortization	$ 76,657	$ 67,537	$ 74,141

We provide a portfolio of transportation and logistics services to a wide range of customers throughout the United States and in Mexico, Canada and Colombia. Revenues attributed to geographic areas are as follows (in thousands):

	Year Ended December 31,		
	2022	2021	2020
United States	$ 1,977,339	$ 1,720,619	$ 1,360,935
Mexico	22,889	15,236	17,899
Canada	13,175	13,208	10,868
Colombia	2,053	1,917	1,381
Total	$ 2,015,456	$ 1,750,980	$ 1,391,083

Net long-lived assets by geographic area are presented in the table below (in thousands):

	Year Ended December 31,	
	2022	2021
United States	$ 455,577	$ 416,868
Mexico	34,067	32,700
Canada	—	114
Colombia	1,241	1,760
Total	$ 490,885	$ 451,442

(18) Subsequent Events

On February 9, 2023, our Board of Directors declared the regular quarterly cash dividend of $0.105 per share of common stock, payable to shareholders of record at the close of business on March 6, 2023 and is expected to be paid on April 3, 2023. Declaration of future cash dividends is subject to final determination by the Board of Directors each quarter after its review of our financial condition, results of operations, capital requirements, any legal or contractual restrictions on the payment of dividends and other factors the Board of Directors deems relevant.

ITEM 9: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None.

ITEM 9A: CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Based on an evaluation under the supervision and with the participation of the Company's management, the Company's principal executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") were effective as of December 31, 2022 to provide reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Inherent Limitations over Internal Controls

The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that the Company's receipts and expenditures are being made only in accordance with authorizations of the Company's management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Management, including the Company's Chief Executive Officer and Chief Financial Officer, does not expect that the Company's internal controls will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of internal controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Also, any evaluation of the effectiveness of controls in future periods are subject to the risk that those internal controls may become inadequate because of changes in business conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Controls

There were no changes in the Company's internal control over financial reporting during the fourth quarter of 2022, which were identified in connection with management's evaluation required by paragraph (d) of rules 13a-15 and 15d-15 under the Exchange Act, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Report of Management on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the criteria set forth in *Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission*, which is commonly referred to as the 2013 framework.

Based on the Company's assessment, management has concluded that its internal control over financial reporting was effective as of December 31, 2022. The Company's independent registered public accounting firm, Grant Thornton LLP, has issued an audit report on the Company's internal control over financial reporting, which appears below.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Universal Logistics Holdings, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Universal Logistics Holdings, Inc. (a Michigan corporation) and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2022, and our report dated March 16, 2023 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

Southfield, Michigan
March 16, 2023

ITEM 9B: OTHER INFORMATION

None.

ITEM 9C: DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

PART III

Portions of the information required by Part III of Form 10-K are, pursuant to General Instruction G(3) of Form 10-K, incorporated by reference from our definitive Proxy Statement to be filed pursuant to Regulation 14A for our Annual Meeting of Shareholders to be held on April 26, 2023. We will, within 120 days of the end of our fiscal year, file with the Securities and Exchange Commission a definitive proxy statement pursuant to Regulation 14A.

ITEM 10: DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A for our Annual Meeting of Shareholders to be held on April 26, 2023.

ITEM 11: EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A for our Annual Meeting of Shareholders to be held on April 26, 2023.

ITEM 12: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A for our Annual Meeting of Shareholders to be held on April 26, 2023.

The following table presents information about equity plans under which equity securities of the Company are authorized for issuance at December 31, 2022:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights		Number of securities remaining available for future issuance
Equity compensation plans approved by security holders...........	73,759	$ —	(1)	292,868
Equity compensation plans not approved by security holders	—	$ —		—
Total..	73,759	$ —	(1)	292,868

(1)   Reflects shares to be issued under restricted stock bonus awards, which do not have an exercise price. As of December 31, 2022, the Company has no outstanding options, warrants or rights that require payment of an exercise price.

ITEM 13: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A for our Annual Meeting of Shareholders to be held on April 26, 2023.

ITEM 14: PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A for our Annual Meeting of Shareholders to be held on April 26, 2023.

PART IV

ITEM 15:   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(1)   Financial Statements

(2)   Financial Statement Schedules

Financial statement schedules have been omitted since they are either not required, not applicable, or the information is otherwise included elsewhere in this Form 10-K.

(3)   Exhibits

Exhibit No.	Description
3.1	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form S-1 filed on November 15, 2004)
3.2	Amendment to Restated Articles of Incorporation (incorporated by reference to Exhibit 3(i)-1 and 3(i)-2 to the Registrant's Current Report on Form 8-K filed on November 1, 2012)
3.3	Certificate of Amendment to Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on May 2, 2016)
3.4	Fifth Amended and Restated Bylaws, effective December 13, 2019 (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on December 16, 2019)
4.1	Specimen Common Share Certificate (incorporated by reference to Exhibit 4.2 to the Registrant's Registration Statement on Form S-1 filed on November 15, 2004)
4.2*	Description of Capital Stock of the Registrant
4.3	Second Amended and Restated Registration Rights Agreement dated July 28, 2021 among the Registrant and the Moroun Family Holders (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed July 29, 2021)
10.1	Service Level Agreement between the Registrant and Data System Services, LLC (incorporated by reference to Exhibit 10.7 to the Registrant's Annual Report on Form 10-K filed on March 16, 2015)
10.2+	2014 Amended and Restated Stock Option and Incentive Plan (incorporated by reference to Appendix A to the Registrant's Schedule 14A filed on April 29, 2014)
10.3+	Form of Restricted Stock Bonus Award Agreement under the 2014 Amended and Restated Stock Option and Incentive Plan (incorporated by reference to Exhibit B of Appendix A to the Registrant's Schedule 14A filed on April 29, 2014)
10.4	Credit Agreement dated as of April 29, 2022 among UTSI Finance, Inc., UTS Realty, LLC, the lenders party thereto, and Fifth Third Bank, N.A., as agent for the lenders (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed May 2, 2022)
10.5	Confirmation of Transaction, dated April 29, 2022, between Fifth Third Bank, N.A. and UTSI Finance, Inc. (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed May 2, 2022)

Exhibit No.	Description
10.6	Credit and Security Agreement dated as of November 27, 2018 among Universal Management Services, Inc., certain of its affiliates identified therein as Borrowers, certain subsidiaries of Universal Logistics Holdings, Inc., as guarantors, and KeyBank National Association as administrative agent and lender (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on November 29, 2018)
10.7	First Amendment Agreement dated September 30, 2022 among Universal Management Services, Inc., certain of its affiliates identified therein as Borrowers, KeyBank National Association, and the Lenders party thereto (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed October 3, 2022)
10.8	Credit and Security Agreement dated September 30, 2022 among UACL Logistics Holdings, LLC, certain of its affiliates identified therein as Borrowers, KeyBank National Association, and the Lenders party thereto (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed October 3, 2022
10.9+	Employment Agreement between the Registrant and Tim Phillips (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on January 14, 2020)
21.1*	Subsidiaries of the Registrant
23.1*	Consent of Grant Thornton LLP, independent registered public accounting firm
23.2*	Consent of BDO USA LLP, independent registered public accounting firm
24*	Powers of Attorney (see signature page)
31.1*	Chief Executive Officer certification, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Chief Financial Officer certification, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002
32.1**	Chief Executive Officer and Chief Financial Officer certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Schema Document
101.CAL*	Inline XBRL Calculation Linkbase Document
101.DEF*	Inline XBRL Definition Linkbase Document
101.LAB*	Inline XBRL Labels Linkbase Document
101.PRE*	Inline XBRL Presentation Linkbase Document
104	The cover page from the Company's Annual Report on Form 10-K for the year ended December 31, 2021, has been formatted in Inline XBRL.

+ Indicates a management contract, compensatory plan or arrangement.
* Filed herewith.
** Furnished herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Universal Logistics Holdings, Inc.
(Registrant)

By: */s/ Jude Beres*
Jude Beres, Chief Financial Officer

Date: March 16, 2023

POWER OF ATTORNEY

Know all persons by these presents, that each person whose signature appears below constitutes and appoints Tim Phillips and Jude Beres, jointly and severally, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ Tim Phillips Tim Phillips	Chief Executive Officer (Principal Executive Officer)	March 16, 2023
/s/ Jude Beres Jude Beres	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	March 16, 2023
/s/ Matthew T. Moroun Matthew T. Moroun	Chairman of the Board	March 16, 2023
/s/ Matthew J. Moroun Matthew J. Moroun	Director	March 16, 2023
/s/ Grant Belanger Grant Belanger	Director	March 16, 2023
/s/ Frederick P. Calderone Frederick P. Calderone	Director	March 16, 2023
/s/ Daniel J. Deane Daniel J. Deane	Director	March 16, 2023
/s/ Clarence W. Gooden Clarence W. Gooden	Director	March 16, 2023
/s/ Michael A. Regan Michael A. Regan	Director	March 16, 2023
/s/ Richard P. Urban Richard P. Urban	Director	March 16, 2023
/s/ H.E. "Scott" Wolfe H. E. "Scott" Wolfe	Director	March 16, 2023

[This Page Intentionally Left Blank]

UNIVERSAL LOGISTICS HOLDINGS, INC.

Universal Logistics Holdings, Inc. is a holding company that owns subsidiaries engaged in providing a variety of customized transportation and logistics solutions throughout the United States, and in Mexico, Canada and Colombia. Our operating subsidiaries provide customers a broad array of services across their entire supply chain, including truckload, brokerage, intermodal, dedicated and value-added services.

CORPORATE INFORMATION

Board of Directors

Matthew T. Moroun
Chairman of the Board

Matthew J. Moroun

Tim Phillips

Grant E. Belanger

Frederick P. Calderone

Daniel J. Deane

Clarence W. Gooden

Michael A. Regan

Richard P. Urban

H.E. "Scott" Wolfe

Executive Officers

Tim Phillips
Chief Executive Officer

Jude Beres
Chief Financial Officer and
Treasurer

Shareholder Information

Inquiries concerning lost stock certificates, changes of address, account status or other questions regarding your stock should be directed to the Company's Transfer Agent

Transfer Agent
Computershare
PO Box 43078
Providence, RI 02940

The Company's annual reports on Form 10-K and quarterly reports on Form 10-Q filed with the SEC are available without charge upon request by accessing the Company's website at *www.universallogistics.com* or by contacting:

Investor Relations
Universal Logistics Holdings, Inc.
12755 E. Nine Mile Road
Warren, Michigan 48089
(586) 920-0100





www.UniversalLogistics.com

UNIVERSAL LOGISTICS HOLDINGS, INC.

Corporate Headquarters
12755 E. 9 Mile Road | Warren, Michigan 48089 | 586-920-0100